

2023 Notice of Annual Meeting
and Proxy Statement





October 18, 2023

Dear Premier Stockholders:

I am pleased to invite you to attend the Premier, Inc. 2023 Annual Meeting of Stockholders (the "**Annual Meeting**"). The meeting will be held virtually via the Internet on Friday, December 1, 2023 at 10:00 a.m., Eastern Standard Time.

The Board of Directors has determined that holding a virtual annual meeting will best facilitate stockholder attendance and participation, which also allows you to vote your shares electronically and submit questions.

At the Annual Meeting, we will consider the items of business described in the Notice of 2023 Annual Meeting of Stockholders and in the proxy statement accompanying this letter. The proxy statement contains important information about the matters to be voted on and the process for voting, along with information about Premier and its management and directors.

Every stockholder's vote is important to us. Even if you plan to attend the virtual meeting, please promptly vote by submitting your proxy by phone, by Internet or by mail. The "Frequently Asked Questions" section of the proxy statement and the enclosed voting instructions or proxy card contain detailed instructions for submitting your vote or proxy. Our Annual Meeting can be accessed virtually via the Internet at www.virtualshareholdermeeting.com/PINC2023. To participate, you will need the 16-digit control number provided on your Notice of Internet Availability of Proxy Materials or proxy card.

On behalf of the directors, management and employees of Premier, thank you for your continued support of and ownership in our Company.

Sincerely,

Rich Statuto

Richard J. Statuto
Chair of the Board of Directors

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

DATE & TIME	ACCESS	RECORD DATE
Friday, December 1, 2023, 10:00 a.m. Eastern Standard Time. 	www.virtualshareholdermeeting.com/PINC2023 See "Frequently Asked Questions" for details on how to attend. 	Holders of common stock at the close of business on our record date of October 4, 2023, are entitled to notice of and to vote at the Annual Meeting. 

Our Board of Directors has determined that the Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. At the virtual Annual Meeting, stockholders will be able to attend, vote and submit questions from any location via the Internet.

At the Annual Meeting, stockholders will consider and vote on the following:

- **Item 1:** The election of three Class I Directors to the Board of Directors to serve until our 2026 annual meeting of stockholders;
- **Item 2:** The ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for our fiscal year 2024;
- **Item 3:** The approval of the Premier, Inc. 2023 Equity Incentive Plan; and
- **Item 4:** The approval, on an advisory basis, of the compensation of our named executive officers for the fiscal year ended June 30, 2023, as disclosed in the proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission.

In addition, stockholders will consider and vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Our Board of Directors recommends that you vote FOR the election of each of the nominees under Item 1 and FOR Items 2, 3, and 4. Information about the matters to be considered at the Annual Meeting follows in the accompanying Proxy Statement.

Voting Your Shares:

Holders of Premier, Inc. Class A common stock, par value $0.01 per share (our "**common stock**"), at the close of business on our record date of October 4, 2023, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

Your vote is important. Holders of common stock should vote in one of these ways:

 **INTERNET** Go to *www.proxyvote.com* and follow the instructions. You will need to enter the control number printed on your voting instructions or proxy card.	 **TELEPHONE** Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your voting instructions or proxy card.	 **MAIL** Complete, sign, date and promptly return your proxy card in the enclosed envelope.

In addition, holders of common stock may vote online at the virtual Annual Meeting.

For a period of at least 10 days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be open for examination by any stockholder for any purpose germane to the meeting during regular business hours at our corporate headquarters, located at 13034 Ballantyne Corporate Place, Charlotte, North Carolina. To access the list of stockholders during the Annual Meeting, please visit www.virtualshareholdermeeting.com/PINC2023 and enter the control number provided on your proxy card.

> Our Annual Meeting can be accessed virtually via the Internet at: www.virtualshareholdermeeting.com/PINC2023.
> To participate, you will need the 16-digit control number provided on your Notice of Internet Availability of Proxy Materials or proxy card. Instructions on how to access the virtual Annual Meeting are set forth in the accompanying proxy statement under "How can I virtually attend the Annual Meeting?"

Important Notice Regarding the Availability of Proxy Materials
For the Annual Meeting of Stockholders to be Held on December 1, 2023

Premier, Inc.'s proxy statement on Schedule 14A, form of proxy card and Annual Report on Form 10-K for the fiscal year ended June 30, 2023, are available at *www.proxyvote.com* after entering the control number printed on your proxy card.

By order of the Board of Directors,

[signature: Sheila B. Goulding]

Sheila B. Goulding
Corporate Secretary
October 18, 2023

Table of Contents

PROXY SUMMARY

This summary highlights information about our Company and the 2023 Annual Meeting of Stockholders that is included elsewhere in the proxy statement. It does not contain all of the information you should consider before voting your shares. We encourage you to read the entire proxy statement before casting your vote.

Voting Recommendations of the Board

Items for Your Vote		FOR	AGAINST	Page
1	The election of three Class I Directors to the Board of Directors to serve until our 2026 annual meeting of stockholders.	✔		2
2	The ratification of the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for our fiscal year 2024.	✔		32
3	The approval of the Premier, Inc. 2023 Equity Incentive Plan.	✔		82
4	The approval, on an advisory basis, of the compensation of our named executive officers for the fiscal year ended June 30, 2023, as disclosed in the proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission.	✔		90

ABOUT PREMIER

Premier at a Glance

Premier is a leading healthcare improvement company uniting an alliance of more than 4,350 U.S. hospitals and health systems and nearly 300,000 other providers and organizations to transform healthcare from the inside out – making it smarter, faster and better. With integrated data and analytics, collaboratives, supply chain solutions, and consulting and other services, we enable better healthcare and outcomes at lower costs. We play a critical role in the rapidly evolving healthcare industry, helping to shape everything from healthcare policy for populations to quality of life for patients. We do this by collaborating with our members and leveraging the power of our data and technology and consulting platform to co-develop innovative, long-term solutions that are reinventing and improving the way care is delivered to patients nationwide.

Committed to Making a Difference

Transforming healthcare is more than our vision – it's in our DNA. At Premier, we're dedicated to ensuring better healthcare and making a positive impact on society.

OUR VISION	OUR MISSION
Through the collaborative power of the Premier alliance, we will lead the transformation to high-quality, cost-effective healthcare	To improve the health of communities

OUR VALUES

Innovation	*Integrity*	*Passion for Performance*	*Focus on People*
Seeking breakthrough opportunities, taking risks and initiating meaningful change	Integrity of the individual, the enterprise and the alliance	A passion for performance and a bias for action, creating real value for all stakeholders and leading the pace	Demonstrating respect for all, and mutual commitment to the success of the alliance, our employees, our business partners and the communities we serve

PERFORMANCE HIGHLIGHTS

Fiscal 2023 Performance Highlights*



* Fiscal 2023 Net Revenue performance includes the impact of continued normalization of demand and pricing for personal protective equipment, or PPE, and other high demand supplies primarily due to the COVID-19 pandemic. See Appendix A for the definitions of Non-GAAP Adjusted EBITDA and Non-GAAP EPS and reconciliations of these non-GAAP financial measures to their comparable GAAP measures.

Stockholder Say-on-Pay Vote

71.4% say-on-pay votes cast were votes "FOR" our executive compensation program in 2022

Our votes "FOR" our executive compensation program increased from fiscal 2021 to fiscal 2022. However, we always strive to increase the level of stockholder support. For that reason, we continue to actively engage with our stockholders to solicit input and better understand their perspectives regarding our executive compensation programs. Stockholder feedback is very important to us, and we continue to take measured and appropriate steps to enhance transparency and disclosures regarding executive compensation.

Based on stockholder feedback after our 2022 vote, effective in fiscal year 2024 we made an important change to adopt free cash flow as a financial metric for our Annual Incentive Plan, weighted equally with revenue and adjusted EBITDA (financial measures used in the fiscal year 2023 plan). As we continue our engagement with stockholders, we will continue to solicit further input and consider further changes to our compensation programs.

Please refer to the Compensation Discussion & Analysis section of this proxy statement for additional discussion of this topic.

PREMIER

PROXY STATEMENT

The Board of Directors (the "**Board**" or the "**Board of Directors**") of Premier, Inc. (together with our consolidated subsidiaries, unless the context requires otherwise, "**Premier**", "**we**", "**us**", "**our**", or the "**Company**") is providing this proxy statement in connection with the Annual Meeting of Stockholders to be held on Friday, December 1, 2023, at 10:00 a.m., Eastern Time and at any adjournment or postponement thereof (the "**Annual Meeting**"). Stockholders holding shares of Class A common stock, par value $0.01 per share, of the Company (our "**common stock**") as of the close of business on October 4, 2023 (the "**Record Date**") are entitled to vote at the Annual Meeting. Proxy materials or a Notice of Internet Availability were first made available, sent, or given to the Company's stockholders on or about October 18, 2023.

ITEMS OF BUSINESS REQUIRING YOUR VOTE

ITEM 1 – ELECTION OF DIRECTORS

The current term of office for our Class I Directors expires at the Annual Meeting, while the term for our Class II Directors expires at the 2024 annual meeting and the term for our Class III Directors expires at the 2025 annual meeting. Upon unanimous recommendation by the Nominating and Governance Committee of the Board of Directors, the Board proposes that the following nominees be elected for new terms of three years and until their successors are duly elected and qualified as Class I Directors: John T. Bigalke, Helen M. Boudreau, and Marc D. Miller. Each nominee has consented to serve if elected, and each nominee is currently a member of our Board. If any of them becomes unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxy holders will vote for the substitute nominee designated by the Board.



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the election of each of the Class I director-nominees.

Directors Standing for Election

Nominees to Serve as Class I Directors until the 2026 Annual Meeting



Age: 69

Director Since: 2019

Committee Memberships:
Audit and Compliance Committee, Finance Committee, and Nominating and Governance Committee

Independent Director

John T. Bigalke

Experience:

- Chief Executive Officer of Second Half Health Advisors, a healthcare strategy firm, since 2016
- Previously with Deloitte USA LLP from 1998 to 2016, including serving as Vice Chairman and National Industry Leader for the Health Care and Life Science Practice from 2002 until 2012 and Vice Chairman and Senior Partner, Global Health Care Practice from 2012 to 2016
- Director, Chairman of the Audit and Corporate Responsibility Committee and member of the Finance Committee and Strategy Committee of AdventHealth
- Former director, Audit Committee Chair and member of the Nominating and Governance Committee and Chair of the Special Committee of Biora Therapeutics, Inc. (formerly Progenity, Inc.), a NASDAQ-listed company
- Obtained a bachelor's degree from Clemson University and completed the Leadership Development Program at Columbia University Graduate School of Business and the Executive Leadership Program at the Wharton School of the University of Pennsylvania
- National Association of Corporate Directors "Board Leadership Fellow"
- CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute
- Lifetime member of the Florida Institute of Certified Public Accountants

Skills/Qualifications:
We believe Mr. Bigalke's qualifications to serve on our Board of Directors include his strong financial, corporate accounting, business development, risk management, and leadership experience and his service on the boards and audit committees at several privately held and publicly traded companies.

PREMIER



Age: 57

Director Since: 2020

Committee Membership:
Audit and Compliance Committee, Compensation Committee and Member Agreement Review Committee (Chair)

Independent Director

Helen M. Boudreau

Experience:
- Retired
- Chief Operating Officer of the Bill & Melinda Gates Medical Research Institute, a nonprofit medical research organization, from June 2018 to June 2019
- Previously served as the Chief Financial Officer at each of Proteostasis Therapeutics, Inc., a NASDAQ-listed biopharmaceutical company, from July 2017 to June 2018, and FORMA Therapeutics, Inc., a privately held biotechnology company, from October 2014 to June 2017
- Prior experience includes executive positions with Novartis Corporation and Pfizer, Inc. and leadership roles with Pepsico/Yum! Brands, Inc., McKinsey & Company, Inc. and Bank of America Corporation
- Serves on the board of directors and as Chair of the Audit Committee and member of the Compensation Committee of Shattuck Labs, Inc., a NASDAQ-listed company
- Serves on the board of directors and as Chair of the Audit Committee of Rallybio Corporation, a NASDAQ-listed biotech company
- Serves on the board of directors and the Audit Committee of Cara Therapeutics, a NASDAQ-listed company
- Served on the board of directors and as chair of the Audit Committee and member of the Compensation Committee of Reunion Neuroscience (formerly Field Trip Health Ltd), a company formerly listed on the Toronto Stock Exchange and NASDAQ from 2020 to 2023
- Served on the board of directors and as chair of the Audit Committee of Evaxion Biotech, a NASDAQ-listed company, from 2020 to 2021 and on the board of directors and as Chair of the Audit Committee and member of the Compensation Committee for Proteostasis Therapeutics, Inc. from 2016 to 2017
- NACD Directorship Certified™ by the National Association of Corporate Directors
- Obtained a bachelor's degree from the University of Maryland and a Master of Business Administration from the University of Virginia Darden Graduate School of Business
- CERT Certificate in Cyber-Risk Oversight from the Carnegie Mellon University Software Engineering Institute and NACD

Skills/Qualifications:
We believe Ms. Boudreau's qualifications to serve on our Board of Directors include her strong financial background and broad understanding of the healthcare ecosystem through her work across multiple different healthcare and biopharmaceutical companies.



Age: 53

Director Since: 2015

Committee Membership:
Compensation Committee (Chair) and Finance Committee

Independent Director

Marc D. Miller

Experience:
- Chief Executive Officer and President of Universal Health Services, Inc., a NYSE-listed company headquartered in King of Prussia, Pennsylvania, serving as CEO since 2021 and President since 2009
- Prior service in various executive roles and key positions with Universal Health Services, Central Montgomery Medical Center, Wellington Regional Medical Center, The George Washington University Hospital and Mayo Clinic
- Member of the board of directors of Universal Health Services, Inc. since 2006 and of the board of trustees of its affiliated entity Universal Health Realty Income Trust, a New York Stock Exchange ("**NYSE**")-listed company, since 2008
- Obtained a bachelor's degree from the University of Vermont and a Master of Business Administration with a concentration in healthcare management and finance from The Wharton School at the University of Pennsylvania

Skills/Qualifications:
We believe that Mr. Miller's qualifications to serve on our Board of Directors include his approximately 27 years of experience in the healthcare industry, his strong background in healthcare and healthcare management, his leadership experience serving in executive positions at large healthcare systems and his public company experience.

Other Directors Not Standing for Election at this Meeting

Directors who will continue to serve after the 2023 Annual Meeting are:

Class II Directors with Terms Expiring at the 2024 Annual Meeting



Age: 66

Director Since: 2013

Committee Memberships: Compensation Committee and Nominating and Governance Committee

Independent Director and Board Chair

Richard J. Statuto

Experience:
- Retired
- Chair of the Board of Directors of Premier from 2013 to August 2019 and from October 2023 to the present, and member of the board of directors of Premier and its predecessors since 2011
- Advisor to Bon Secours Mercy Health, primarily focused on strategic growth and innovation, from September 2018 through August 2019
- President and Chief Executive Officer of Bon Secours Health System from 2005 to September 2018
- Previously served as President and Chief Executive Officer of St. Joseph Health System
- Served on the boards of directors of the Catholic Medical Mission Board and the Innovation Institute
- Served as Chair of the board of directors of the Catholic Health Association and as Vice Chair of the board of directors of Christus Health System
- Obtained a bachelor's degree in chemical engineering from Vanderbilt University and a Master of Business Administration from Xavier University

Skills/Qualifications:
We believe Mr. Statuto's qualifications to serve on our Board of Directors include his approximately 36 years of experience in the healthcare industry, his strong background in healthcare and healthcare management, his leadership experience serving in executive positions at large healthcare systems and chairing a public company board through complex matters, and his marketing and branding experience.



Age: 69

Director Since: 2013

Committee Memberships: Audit and Compliance Committee (Chair) and Member Agreement Review Committee

Independent Director

Ellen C. Wolf

Experience:
- Retired
- Previously served as Chief Financial Officer of American Water Works Company, Inc., the largest investor- owned U.S. water and wastewater company, as Senior Vice President and Chief Financial Officer of USEC, Inc. and as Vice President and Chief Financial Officer of American Water Works
- Former director of Connecticut Water, a NASDAQ-listed company, from 2015 until its sale in 2019, and former director and Chair of the audit committee of InfraREIT, L.L.C., a NYSE-listed company, from 2014 until its sale in 2019
- Former director of Airgas, Inc., a NYSE-listed company, and the Philadelphia Zoo
- Obtained a bachelor's degree from Duke University and a Master of Business Administration from the Wharton School of the University of Pennsylvania

Skills/Qualifications:
We believe that Ms. Wolf's qualifications to serve on our Board of Directors include her strong financial, corporate accounting, business development, risk management and leadership experience through her service in corporate senior executive positions and her prior service on the audit committees of other publicly traded and privately held companies.

PREMIER

Class III Directors with Terms Expiring at the 2025 Annual Meeting



Age: 60

Director Since: 2021

Committee Membership:
Member Agreement Review Committee

Employee-Director

Michael J. Alkire

Experience:
- Chief Executive Officer of Premier since May 2021 and President of Premier since April 2019
- Chief Operating Officer of Premier (2013 to April 2019), and of PHSI and Premier LP since 2011
- Senior Vice President of Premier from 2004 to 2006 and President of Premier LP from 2006 to 2011
- Member of the board of directors of Premier's predecessors from 2011 to 2013
- Prior executive experience includes positions at Deloitte & Touche LLP and Cap Gemini Ernst & Young
- Past director on the boards of directors of FFF Enterprises, Inc., Global Healthcare Exchange, LLC and the Healthcare Supply Chain Association
- Obtained a bachelor's degree from Indiana State University and a Master of Business Administration from Indiana University

Skills/Qualifications:
We believe Mr. Alkire's qualifications to serve on our Board of Directors include his approximately 33 years of experience, including executive leadership, supply chain and healthcare system strategy, large-scale operations, technology, quality improvement and business transformation.



Age: 67

Director Since: 2015

Committee Memberships:
Audit and Compliance Committee and Nominating and Governance Committee (Chair)

Independent Director

Jody R. Davids

Experience:
- Retired
- Senior Vice President and Global Chief Information Officer of PepsiCo, Inc., a NYSE-listed company that has a global portfolio of food and beverage brands, from April 2016 to October 2019
- Chief Information Officer of Agrium, Inc., a NYSE-listed company and Toronto Stock Exchange-listed company that is a global producer and marketer of nutrients for agricultural and industrial markets, from April 2014 to April 2016
- Various executive and consulting roles with Agrium, Best Buy, Inc., a NYSE-listed company, and Cardinal Health, Inc., a NYSE-listed company, during the period from 2000 to 2014
- Obtained a bachelor's degree and a Master of Business Administration from San Jose State University
- National Association of Corporate Directors "Board Leadership Fellow"
- CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute

Skills/Qualifications:
We believe that Ms. Davids' qualifications to serve on our Board of Directors include her strong background in information technology, cybersecurity risk management, supply chain, logistics and distribution and her leadership experience serving in corporate senior executive positions of other publicly traded companies.



Age: 71

Director Since: 2013

Committee Membership: Audit and Compliance Committee and Finance Committee (Chair)

Independent Director

Peter S. Fine

Experience:
- President and Chief Executive Officer of Banner Health since 2000
- Member of the board of directors of Banner Health
- Member of the board of directors of Premier's predecessors from 2003 through 2009
- Previously served on the boards of directors of Accuray Incorporated and the Translational Genomics Research Institute and as member of the Heard Museum board of trustees
- Obtained a bachelor's degree from Ohio University and Master of Arts in Healthcare Administration from George Washington University

Skills/Qualifications:
We believe Mr. Fine's qualifications to serve on our Board of Directors include his approximately 45 years of experience in the healthcare industry, his strong background in healthcare, healthcare management and healthcare plans, and his leadership experience serving in executive positions at a large healthcare system.



Age: 71

Director Since: 2015

Committee Membership: Compensation Committee and Finance Committee

Independent Director

Marvin R. O'Quinn

Experience:
- President and Chief Operating Officer of CommonSpirit Health from February 2019 until his retirement on September 1, 2023
- Senior Executive Vice President and Chief Operating Officer of Dignity Health in San Francisco, California since 2009
- Previous executive roles with Jackson Health System, Atlantic Health System, New York Presbyterian Health System, Providence Medical Center and Providence Milwaukee Hospital
- Additional key positions with other hospitals and medical centers in Portland, Fresno and Seattle
- Held board appointments with Charles Drew University of Medicine and Science (Chair), PriMed/Hill Physicians, Francisco Partners and Ministry Leadership Center
- Obtained a bachelor's degree and a Master of Health Administration from the University of Washington

Skills/Qualifications:
We believe that Mr. O'Quinn's qualifications to serve on our Board of Directors include his approximately 43 years of experience in the healthcare industry, his strong background in healthcare and healthcare management and his leadership experience serving in executive positions at large healthcare systems.

There are no family relationships between any of our executive officers, directors and director nominees. The business address of each of our directors and director nominees is 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277.

PREMIER

BOARD SKILLS AND DIVERSITY

Board Skills and Experience Matrix

The table below is intended to highlight core skills, competencies, and experience each director possesses, but it should not be interpreted to mean that each director does not also possess those that are not marked. Our Board considers many factors in its review of how each director contributes significantly to the overall Board skill set, including, but not limited to, the factors below. Director and nominee biographies under "Item 1—Election of Directors" describe each person's background and relevant experience in more detail.

Skill and Experience	Michael Alkire	John Bigalke	Helen Boudreau	Jody Davids	Peter Fine	Marc Miller	Marvin O'Quinn	Richard Statuto	Ellen Wolf
Executive Leadership	●	●	●	●	●	●	●	●	●
Healthcare Industry	●	●	●	●	●	●	●	●	
Digital Technology	●			●					
Operations	●				●	●	●	●	
Treasury	●	●	●						●
Capital Allocation	●	●	●						●
Finance/Accounting/Auditing		●	●	●					●
M&A/Corporate Development		●	●						●
Corporate Governance		●						●	●
Supply Chain/Logistics	●			●					
Risk Assessment and Management		●							●

Board Diversity Policy

We recognize and value the benefits that diversity can bring to the Board, and our Corporate Governance Guidelines include a formal Board Diversity Policy. The Board believes that the inclusion of different perspectives and ideas helps mitigate against group think and improves oversight, decision-making and governance. Board diversity also demonstrates our commitment to diversity at all levels within our Company. While all appointments to the Board are based on merit, the Board considers the benefits of diversity in identifying potential directors. At all times, we seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds who can collectively reflect the strategic needs of the business and the nature of the environment in which we operate. For purposes of our Board Diversity Policy, diversity includes gender, ethnicity, age, persons with disabilities, sexual orientation, status as a diverse director under any NASDAQ requirements, and other personal characteristics that would contribute to diverse viewpoints on the Board.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the Record Date, October 4, 2023.

Board Diversity Matrix				
Total Number of Directors	9			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	3	6	0	0
Part II: Demographic Background				
African American or Black	0	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latino	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	5	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

In addition, we had no director identify as a military veteran and/or as having a disability.

PREMIER

CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Our corporate governance practices are established, monitored and regularly assessed by our Board of Directors with assistance from the Nominating and Governance Committee. The Board of Directors considers current and proposed legal requirements and governance best practices in connection with its oversight of our corporate governance practices.

Corporate Governance Guidelines

To assist the Board of Directors in the exercise of its duties and responsibilities and to serve the best interests of us and our stockholders, the Board of Directors has adopted Corporate Governance Guidelines. Under its charter, the Nominating and Governance Committee, in consultation with the Chair of the Board and the Chief Executive Officer, periodically reviews the Corporate Governance Guidelines, suggesting changes when appropriate. The Corporate Governance Guidelines set forth various roles and responsibilities, including the following areas:

Management and Business Oversight
• Job description and specific functions of the Board and its committees
• Annual review and evaluation of the CEO led by the Chair of the Board in collaboration with the Compensation Committee
• Annual evaluations of executives
• Annual review of succession planning
• Risk management and oversight by the Audit and Compliance Committee
• Board self- and peer-assessments, led by the Nominating and Governance Committee, to evaluate the performance of each director

Director Nomination and Qualification
• Methods for director nomination
• Succession planning for all directors, including leadership positions
• Multi-factorial screening process
• Attribute-based guidelines, including skills, competencies, experience, personal traits and diversity characteristics
• Board Diversity Policy, which requires assessing Board composition or identifying suitable candidates for appointment or re-election to the Board using objective criteria having due regard to the benefits of diversity and the needs of the Board.

Director Requirements and Responsibilities

- Exercise fiduciary duties to stockholders and personal accountability through investment of time and energy in our business

- Commitment to support the needs of the Board and fully serve out the established Board term

- Limits on other board service (i.e., no over-boarding)

- Director orientation and continuing education

- Director mentorship program

- Notice of changes in principal employment or changes in independence

- Director compensation and stock ownership

Independence and Leadership

- Director adherence to independence standards

- Annual election of a non-management director as Board Chair (or Lead Independent Director if the Board Chair is a management director)

- Annual election of Company officers, including a president, chief executive officer and secretary

- Clear duties and role expectations of the Board Chair, Vice Chair, Lead Independent Director and Corporate Secretary

Board Accountability, Ethics and Integrity

- Adherence to the Board's Conflict of Interest Policy

- Adherence to our Code of Conduct and the Board Code of Ethics

Board Structure

- Board size and functional review

- Board class structure and term of each class

- Age and term limits

- Resignation and failure to be re-elected

PREMIER

Board Committees

- Standing committees and committee structure

- Independence requirements and qualifications of committee members

- Assignment and rotation of committee members and Chairs

- Committee Chair job description

- Committee meeting frequency, length and agenda

Board Meetings, Agenda and Information

- Regular meeting attendance expectations

- Board agenda process

- Board information flow, materials and presentations

- Regularly held executive sessions outside the presence of management

- Board access to and retention of independent advisors

- Director access to management

- Right to call a special meeting of the Board and related procedures

- Annual stockholder meeting and attendance

Stockholder Input and Communications

- Board interaction with stockholders, analysts, institutional investors, member owners and the media where appropriate

- Board responsiveness to stockholder proposals that receive meaningful support

Code of Ethics

We have adopted a Corporate Code of Conduct, as well as a Board Code of Ethics and a Board Conflict of Interest Policy and Disclosure Statement (together, our "**Code of Ethics**") that apply, as applicable, to all employees, directors and officers, including our principal executive officer, principal financial officer and chief accounting officer, or persons performing similar functions. The purpose of the code of ethics is to deter wrongdoing and promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely and understandable disclosure in reports required to be filed with or submitted by us to the SEC and in other public communications;

- compliance with all applicable rules and regulations that apply to us and our officers and directors;

- the prompt internal reporting of violations of the code of ethics to an appropriate person or persons identified in the code of ethics; and

- accountability for adherence to the code of ethics.

We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for officers and directors on the "Investors" section of our website at http://investors.premierinc.com promptly following the date of such amendment or waiver. Upon written request to our Corporate Secretary, we will also provide a copy of the code of ethics free of charge.

Corporate Website

In our corporate website (www.premierinc.com), we maintain a "Corporate Governance" area within the "Investors" section, "Ethics and Compliance" area within the "About Premier" section and "Sustainability" section on our website where you can find copies of our principal governance documents, ethics policies and sustainability report. You may also request copies of these documents by contacting our Corporate Secretary at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-357-0022. Our "Corporate Governance," "Compliance and Ethics" and "Sustainability" areas of our website are located at http://investors.premierinc.com/corporate- governance, https://www.premierinc.com/ethics-and-compliance and https://www.premierinc.com/sustainabilitv, respectively, and include the following documents, among others:

Documents on our Website	
• Certificate of Incorporation	• Board Code of Ethics
• Bylaws	• Board Conflict of Interest Policy and Disclosure Statement
• Corporate Governance Guidelines (includes our Lead Independent Director Policy)	• Audit and Compliance Committee Charter
	• Nominating and Governance Committee Charter
• Whistleblower Policy	• Finance Committee Charter
• Insider Trading Policy	• Compensation Committee Charter
• Code of Conduct	• Member Agreement Review Committee Charter
• Group Purchasing Code of Conduct	• ESG Sustainability Report
• Environmental Policy	

We encourage our stockholders to read our governance documents, as we believe they illustrate our commitment to good governance practices and ethical business conduct.

Role of the Board in the Oversight of Risk


BOARD OF DIRECTORS
Oversees all enterprise risk management
(Strategic, Operational, Financial, Legal, Information Technology and Reputational)
AUDIT AND COMPLIANCE
FINANCE
COMPENSATION
NOMINATING AND GOVERNANCE
RISK OVERSIGHT
Financial, legal and regulatory compliance, cybersecurity and ethical risks
Financial risks related to capital allocation and financial forecasting
Risk assessments of compensation philosophy and structures at executive and all employee levels
Reputational, ESG and corporate governance risks

Our Board of Directors plays an active role in overseeing the management of our risks. We have identified five primary areas of enterprise risk across our operations that are monitored and managed by our Board of Directors, management and internal auditors. These areas include risks associated with strategic, operational, financial, legal and information technology and systems, including cybersecurity. In conjunction with its management of these specific risk areas, our Board of Directors manages reputational risks across all our operations. Our Board of Directors is primarily responsible for oversight of the strategic, operational and information technology and systems risks that we may encounter. The committees of our Board of Directors assist our full Board in risk oversight by addressing specific matters within the purview of each committee, as illustrated below:

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our full Board of Directors remains regularly informed regarding such risks through committee reports and otherwise. In addition, our Board and its committees receive regular reports from our President and Chief Executive Officer; Chief Administrative and Financial Officer; General Counsel; Chief Ethics and Compliance Officer and other members of senior management regarding areas of significant risk to us, including strategic, operational, financial, legal and regulatory, information technology and systems, cyber and reputational risks. We believe the leadership structure of our Board of Directors supports and promotes effective risk management and oversight.

The Compensation Committee reviews and considers our compensation policies and programs in light of the Board of Directors' risk assessment and oversight responsibilities on an annual basis. Our human resources department, in consultation with Mercer (US) Inc. ("**Mercer**"), prepared and presented to the Compensation Committee a risk assessment report that addressed the incentive compensation structure, plans and processes. The assessment included, among other things, a review of pay mix (fixed versus variable, cash versus equity and short- versus long-term), performance metrics, target setting, performance measurement practices, pay determination, mitigation practices such as our compensation recoupment policy, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on our Company.

Communications to Directors

Stockholders and other parties interested in communicating directly to the Board of Directors, any committee or any non-employee director may do so by writing to the address listed below:

PREMIER, INC.
BOARD OF DIRECTORS
13034 BALLANTYNE CORPORATE PLACE
CHARLOTTE, NORTH CAROLINA 28277
ATTENTION: [Addressee*]
C/O SHEILA B. GOULDING, CORPORATE SECRETARY

* Including the name of the specific addressee(s) will allow
us to direct the communication to the intended recipient.

All communications received as set forth in this paragraph will be reviewed by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board of Directors or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Board Structure

Board Structure and Meetings

The Board's overarching responsibility is to advise and oversee the management and conduct of our business by our Chief Executive Officer and other members of management charged with the health and overall success of Premier's business. Our Board currently has nine directors. Our Board size may not exceed 11 directors and must consist of a majority of independent directors in order to satisfy the NASDAQ listing standards discussed below.

Eight of our current Board members are independent, in accordance with NASDAQ listing rules, and one director is our President and Chief Executive Officer, Mr. Alkire. The Board is divided into three classes (Class I, Class II and Class III) with staggered terms of three years each. The term of one class expires at each annual meeting of stockholders; thus, directors typically stand for election after three years, unless they are filling an unexpired term.

Our Bylaws and Corporate Governance Guidelines provide that the Board shall be led by a Chair of the Board who is not one of our officers. We believe that having a non-executive Chair of our Board creates an independent environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board of Directors to monitor whether management's actions are in the best interests of the Company and our stockholders. Our Chief Executive Officer and Board Chair work together to set the Board agenda. Board members are invited to make agenda suggestions, and the Board approves the annual schedule of Board and committee task and agenda items. The Board Chair presides over Board meetings, coordinates the work of the committees of our Board of Directors and performs other duties delegated to the Chair by our Board of Directors. Committee assignments and designation of the committee Chair are made by the Board based upon recommendations of the Board Chair and Nominating and Governance Committee. The Board Chair is supported by the Vice Chair, whose duties include, among others, chairing Board meetings in the Board Chair's absence.

Since the Chair of the Board is an independent director, the Board does not currently have a Lead Independent Director. In the event that the Board Chair is not an independent director, our Corporate Governance Guidelines state that the independent directors of the Board shall elect annually a Lead Independent Director upon the recommendation of the Nominating and Governance Committee. The Lead Independent Director would serve as a liaison between the Board Chair and the independent directors and perform other responsibilities as assigned by the Board.

PREMIER

Terry D. Shaw, previously one of our independent Class II directors and Chair of the Board, retired from the Board effective October 1, 2023, which was the tenth anniversary of his joining the Board. Mr. Shaw's decision to resign from the Board was not the result of any disagreement with the Company or the Board. The Board appointed Richard J. Statuto, then the Vice Chair of the Board, to succeed Mr. Shaw as Chair of the Board effective October 1, 2023, as part of a planned transition. At the time of Mr. Shaw's resignation, he was a member of the Board's Nominating and Governance Committee. Changes to the committee's membership at the time of Mr. Shaw's resignation are included in the committee descriptions below in this proxy statement.

Executive sessions of independent directors, held outside the presence of employee Board members, are scheduled at each in-person Board meeting and may be called at any other Board or committee meeting. The Chair presides over these independent-only executive sessions. Members of our Board of Directors are kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and by participating in meetings of the Board of Directors and its committees.

Under our Corporate Governance Guidelines, Board members are expected to prepare for and attend at least 75% of all Board and applicable committee meetings. The Board of Directors met eleven times during fiscal year 2023. In connection with those meetings, the board held eight executive sessions without management (other than Mr. Alkire) present and the independent directors held four executive sessions without Mr. Alkire. Each incumbent member of the Board of Directors attended 75% or more of the meetings of the Board of Directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. In addition, under our Corporate Governance Guidelines, directors are encouraged to attend each annual meeting of stockholders. All directors who were serving at the time of our 2022 Annual Meeting of Stockholders held on December 2, 2022, virtually attended such annual meeting. We expect all of our directors to virtually attend the 2023 Annual Meeting.

Criteria for Board Members

Our Corporate Governance Guidelines provide multi-factorial criteria applicable to both the composition of the Board as a whole and individual directors to ensure that each director serving on our Board will be aligned with the Company's strategic plan and bring appropriate skills and experiences that complement the other directors. The Board applies the Attribute-Based Guidelines summarized below in recommending to the stockholders the election of directors:

Premier-Specific Criteria
• Ability to represent, on a fiduciary basis, all stockholders and not a particular constituency or organization
• Demonstrated willingness to commit sufficient time to Premier, with prior committee service strongly preferred
• Held in high regard, as evidenced by other elected positions of leadership in national organizations
• Knowledge of and demonstrated engagement with our services
• Ability to offer constructive advice to management concerning business lines, new products and services and strategic decisions
• Willingness to engage in continuing education
• Demonstrated responsiveness to stockholder concerns and interests

Skills, Competencies and Experience
• C-level leadership experience
• Group purchasing, value-based purchasing and supply chain operations
• Healthcare transformation, healthcare continuum of care and population health management

- Performance and clinical quality improvement, patient safety, outcomes management, risk management and healthcare measurement

- Technology, information technology and knowledge management

- Data sciences/analytics and artificial intelligence

- Outsourcing services

- Finance, audit and major transactions/M&A/private equity/public equity

- National perspective on healthcare policy and advocacy

- Healthcare insurance and payment systems

- Academic medical experience

Personal Traits

- Strong strategic planning orientation, including the ability to view our goals and plans strategically

- Ability to effectively oversee risk and innovation, thus safeguarding our mission and stockholder interests

- Knowledge of effective governance policies and practices

- Proven leadership skills as an executive in a successful organization

- Ability to listen, engage, reflect and generally work effectively with other directors and management

- Willingness to ask management and each other tough questions and challenge traditional thinking

- Adeptness at managing change, ambiguity and complexity

- Integrity backed by a record of ethical conduct

- Understanding of the importance and implications of compliance with regulatory requirements

- Interest and ability to serve in a Board leadership position (e.g., Board Chair, Lead Independent Director, committee Chair) in the future

- Ability to make a priority commitment to support the needs of the Board and to fully serve out the established Board term

Diversity Characteristics

- Gender

- Ethnicity

- Age

- Disability status

- Sexual orientation

- Status as a diverse director under any requirements of NASDAQ

- Other personal characteristics that would contribute to diverse viewpoints on the Board

PREMIER

Changes in Principal Employment or Independence; Vacancies

Under our Corporate Governance Guidelines, our non-management directors must submit a letter of resignation upon resignation or retirement from, or termination of, the director's principal current employment, or other similarly material changes in professional occupation or association. The Board is free to accept or reject the letter of resignation based on the best interests of the Board and stockholders and shall promptly notify such director of its decision.

A director appointed by the Board to fill a vacancy, including a vacancy created by a resignation, will serve until the next election of the class for which such director has been appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Service on Multiple Boards or Audit Committees

As outlined in our Corporate Governance Guidelines, the Board recommends that directors serve on no more than four public company boards, including our Board. Directors who also serve as a Named Executive Officer of a publicly traded company should serve on no more than two public company boards, including our Board. Directors are required to notify the Board Chair and the Nominating and Governance Committee Chair when they become a Named Executive Officer of a publicly traded company, when they become aware that a company for which they serve as a director is becoming publicly traded or in advance of accepting an invitation to serve on another public company board or an appointment to serve on the audit or compensation committee of another public company board. The Board shall determine each director's ability to serve effectively on our Board while simultaneously serving as a Named Executive Officer of another publicly traded company or on other public company boards, and whether the other public companies are affiliated entities. The Board will also consider the voting policies of proxy advisors and significant institutional investors when evaluating director commitments and appropriate limits.

In accordance with the requirements of the SEC, if an Audit and Compliance Committee member simultaneously serves on the audit committee of more than three public companies, the Board must determine that such simultaneous service will not impair the ability of the director to effectively serve on our Audit and Compliance Committee. The determination will then be disclosed in our proxy statement for the annual meeting of stockholders or as otherwise required by applicable listing standards, rules and regulations. On August 10, 2023, upon recommendation of the Nominating and Governance Committee, the Board determined that Helen Boudreau's service on three other public company audit committees would not impair her ability to effectively serve on the Audit and Compliance Committee.

Director Succession and Nomination Process

The Board delegates to the Nominating and Governance Committee, in consultation with the Board Chair, responsibility for establishing and maintaining an ongoing and transparent succession plan for Premier directors, Board leadership and Board committee members. The succession planning process is multi-factorial, encompassing Premier-specific criteria, subject-matter competencies, personal traits and membership-diversity criteria. The Board seeks to have a composition that includes needed competencies and is also diverse, as described above.

Internal Process for Identifying Candidates

The Nominating and Governance Committee annually reviews, updates and submits to the Board for approval the Board's job description and Attribute-Based Guidelines. The Nominating and Governance Committee also annually reviews a profile of the current Board members against the Attribute-Based Guidelines, considers expected vacancies, identifies gaps and agrees on the most important competencies and other attributes to seek in evaluating prospective members. The Committee seeks broad input to identify prospective directors, requesting recommendations from the full Board, management and others as they deem appropriate. The Committee may also from time to time use its authority under its charter to retain, at our expense, one or more search firms to identify candidates.

The Nominating and Governance Committee also evaluates the performance of directors who are eligible for election to an additional term before recommending their re-election. Consideration is given to attendance, active participation, substantive contributions, assessments from peers, assessments from management and any feedback received from stockholders.

Proposals for Director Nominees by Stockholders

The Nominating and Governance Committee will consider written proposals from stockholders for director nominees that are timely and properly noticed. In considering candidates submitted by stockholders, the Nominating and Governance Committee will take into consideration the needs of the Board of Directors and the qualifications of the candidate. In accordance with Article I, Section 12 of our Bylaws, to be timely, stockholder notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary, the proposed nominee(s) and related notice, in order to be timely, must be received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Nominating and Governance Committee received no nominee recommendations from stockholders for the Annual Meeting. Stockholder nominations for our 2024 annual meeting of stockholders must be received at our principal executive offices on or after August 3, 2024 and not later than September 2, 2024. A stockholder's notice must be in the form set forth in Article I, Section 12 of our Bylaws and must be addressed to Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, Attention: Corporate Secretary. In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the notice and other requirements of Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

Article I, Section 12 of our Bylaws requires, among other things, that the notice must set forth:

(1) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is being made;

(3) the class and number of shares of our stock which are owned beneficially and of record by such stockholder and such beneficial owner;

(4) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination;

(5) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee and/or (ii) solicit proxies from stockholders in support of such nominee;

(6) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(7) a description of any agreement, arrangement or understanding with respect to the nomination and/or the voting of shares of any class or series of our stock between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, "proponent persons"); and

(8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of ours; (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of our stock and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of ours.

A stockholder proposing a nominee for the Annual Meeting must update and supplement the notice required by Article I, Section 12 of our Bylaws so that the information in the notice is true and correct as of the record date for the Annual Meeting and as of the date that is 15 days prior to the Annual Meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Corporate Secretary at our principal executive offices not later than five days after the record date for the Annual Meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the Annual Meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the Annual Meeting or any adjournment or postponement thereof). We may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director. Any stockholder that intends to submit a nominee should read the entirety of the requirements in our Bylaws, particularly Article I, Section 12, which can be found under the "Corporate Governance" area within the "Investors" section of our website at http://investors.premierinc.com/corporate-governance.

Evaluation of Candidates

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. The selection process involves rigorous vetting of both independent and non-independent director candidates by the Nominating and Governance Committee, the Chair of the Board and senior management to ensure the best qualified individuals are appointed to the Board. Ultimately, background and reference checks will be conducted, and the Committee will meet to finalize its list of recommended candidates for the Board's consideration.

Director Independence

Review of Director Independence and Standards for Independence

On August 10, 2023, the Board of Directors undertook its review of the independence of its directors and director nominees as independent directors based on our Corporate Governance Guidelines. Independent directors must meet the standards of independence established by NASDAQ. The Board reviews annually the independence of each director, taking into consideration the recommendations of the Nominating and Governance Committee. Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as independent.

The Board of Directors assessed whether any director had a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of such director. In addition, the Board assessed whether any of the following relationships existed between us and the director or the director's family members (i.e., spouse, parents, children and siblings or anyone residing in the director's home) that would prohibit a finding of independence under NASDAQ rules:

- at any time during the past three years was the director employed by us;

- has the director or a family member of the director accepted any compensation from us in excess of $120,000 during any period of 12 consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for Board or Board committee service; (ii) compensation paid to a family member who is our employee (other than an executive officer) or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation;

- does the director have a family member who is, or at any time during the past three years was, employed by us as an executive officer;

- is the director or his or her family member a partner in, or a controlling stockholder or an executive officer of, any organization to which we made, or from which we received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in our securities or (ii) payments under non-discretionary charitable contribution matching programs;

- is the director or his or her family member employed as an executive officer of another entity where at any time during the past three years any of our executive officers served on the compensation committee of such other entity; or

- is the director or his or her family member a current partner of our outside auditor or was a partner or employee of our outside auditor who worked on our audit at any time during any of the past three years.

In addition to the analysis above, the Board considered the following in connection with its independence assessment of directors that have been historically classified as "member-directors":

- the fact that the directors historically classified as "member-directors" have met and do meet the NASDAQ independence definition;

- the loss of our status as a "controlled company" under NASDAQ rules in July 2019;

- the shift of the composition of the Board to a majority of non-member-directors in July 2020;

- in connection with our 2020 corporate restructuring, the termination of the Voting Trust for our Class B common stock, previously held solely by member owners;

- member owners no longer have the same type of control position with respect to us that might previously have been viewed in the past by the Board as potentially interfering with the exercise of independent judgment by the member-directors;

- to our knowledge, no member owner holds a controlling interest in our common stock and no member owner or group of member owners has filed with the SEC a Schedule 13D with respect to the common stock; and

- the advice of outside legal counsel regarding the Board's ability to conclude that a member-director's employment by a member owner should not, in and of itself, conclusively disqualify such director from classification as independent under NASDAQ rules.

In connection with this determination, on an annual basis, each director and executive officer is required to complete a questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. There were no such transactions indicated for fiscal year 2023.

Determination of Director Independence

Based on its review at the August 10, 2023 meeting, the Board of Directors affirmatively determined that each of John T. Bigalke, Helen M. Boudreau, Jody R. Davids, Peter S. Fine, Marc D. Miller, Marvin R. O'Quinn, Richard J. Statuto and Ellen C. Wolf (and Terry D. Shaw, who served as a director until his resignation effective October 1, 2023) is an independent director in accordance with NASDAQ rules and our Corporate Governance Guidelines. Mr. Alkire, who is our President and Chief Executive Officer, was not deemed to be independent under NASDAQ rules.

Each of our independent directors satisfies the definition of "independent director" contained in Rule 5605 of the NASDAQ listing standards. As a result of the review and determination above, the Board determined that:

- each member of the Audit and Compliance Committee is an independent director under our Corporate Governance Guidelines and otherwise meets the qualifications for membership on such committee imposed by NASDAQ, the SEC and other applicable laws and regulations; and

- each member of the Audit and Compliance Committee has accounting or related financial management expertise and is financially literate, and otherwise meets the audit committee membership requirements imposed by NASDAQ, our Corporate Governance Guidelines and other applicable laws and regulations; and that each of Mr. Bigalke, Ms. Boudreau and Ms. Wolf qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

In addition, there are no arrangements or understandings known to us between any of the directors nominated for election to the Board of Directors and any other person pursuant to which a director was or is to be elected as a director or nominee, other than any arrangements or understandings with our directors or officers acting solely in their capacities as such. None of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Committees of the Board of Directors

Committee Memberships and Meetings

The Board reviews and determines the membership of our Board committees at least annually, with input from the Nominating and Governance Committee. Our Board of Directors has the following five standing committees, each of which is governed by a charter and reports its actions and recommendations to the Board of Directors: Audit and Compliance Committee, Compensation Committee, Nominating and Governance Committee, Finance Committee and Member Agreement Review Committee.

The following table shows the number of meetings held in fiscal year 2023 and the fiscal year 2023 and current membership of each of the five standing Board committees.

Director	Audit and Compliance[1] [2]	Compensation	Nominating and Governance[3]	Finance	Member Agreement Review
Michael Alkire					●
John Bigalke	●		●	●	
Helen Boudreau	●	●			C
Jody Davids	●		C		
Peter Fine	●			C	
Marc Miller		C		●	
Marvin O'Quinn		●		●	
Richard Statuto		●	●		
Ellen Wolf	C				●
Number of Meetings	10	6	4	5	1

C Chair   ● Member

(1) The Audit and Compliance Committee also oversees a Disclosure Committee that includes, among others, our General Counsel, Chief Accounting Officer and Chief Ethics and Compliance Officer.
(2) Ms. Boudreau was appointed to the Audit and Compliance Committee on April 7, 2023.
(3) During fiscal year 2023, the Nominating and Governance Committee membership consisted of Mr. Statuto (Chair), Mr. Davids, and Terry Shaw. The membership was revised as reflected in the table effective October 1, 2023, in connection with Mr. Shaw's retirement from the Board.

Board Committee Charters

As discussed in more detail in the descriptions of each of our Board committees below, each of our Board committees operates under a written charter adopted by the Board. The charters set forth the purpose, objectives and responsibilities of the respective committees and discuss matters such as committee membership requirements, number of meetings and the setting of meeting agendas. Under the oversight of the Nominating and Governance Committee, the charters are assessed periodically by the respective committees and are updated by the Board as needed. The Board committee charters are available under the "Corporate Governance" area within the "Investors" section of our website at http://investors.premierinc.com/corporate-governance. You may also request copies by contacting our Corporate Secretary at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-357-0022.

Audit and Compliance Committee

Our Audit and Compliance Committee is intended to meet the requirements of a separately designated standing audit committee as defined under Section 3(a)(58)(A) of the Exchange Act. The Audit and Compliance Committee must consist of at least three members of the Board, with each member satisfying the independence requirements for directors and audit committee members under NASDAQ rules and Rule 10A-3 of the Exchange Act. Each member of the Audit and Compliance Committee must be financially literate, and at least one member of the Audit and Compliance Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background demonstrating financial sophistication, as each such qualification is interpreted by the Board in its business judgment. In addition, to the extent practicable, at least one member of the Audit and Compliance Committee shall be an "audit committee financial expert," as such term is defined by the SEC.

The specific responsibilities of the Audit and Compliance Committee set forth under its charter are, among others, to:

- review and discuss with management and the independent auditors the annual audited and quarterly financial statements and other related disclosure prior to filing our annual report on Form 10-K and quarterly reports on Form 10-Q, including our disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations;

- review any significant issues regarding, or proposed changes to, our auditing and accounting principles and practices identified by the independent auditors, the internal auditors or management;

- review financial and business risk exposures and the steps management has undertaken to monitor and control such exposures, including our procedures and any related policies with respect to risk assessment and risk management;

- appoint, compensate, retain, terminate (when appropriate) and oversee the work of the independent auditors and the internal auditors;

- pre-approve all audit and permitted non-audit related services (including the fees and terms thereof) to be performed for us by our independent auditors, subject to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act;

- at least annually, review a report by our independent auditors regarding their internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years and relationships between the independent auditors and us;

- consider at least annually the independence of the independent auditors, discussing with the independent auditors, if necessary, relationships identified in the auditors' report, review the experience and qualifications of the lead partner each year and determine that all partner rotation requirements are executed;

- discuss with management and the independent auditors, as appropriate, our earnings press releases and corporate policies with respect to the type and presentation of information to be included in earnings releases (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP (as defined below) financial information) and our financial information and earnings guidance provided to investors, analysts and rating agencies;

- receive reports from the independent auditors and management regarding, and review the adequacy and effectiveness of, our internal controls, including any significant deficiencies or material weaknesses in internal controls and significant changes in such controls reported to the committee by the independent auditors, the internal auditor or management, and any special audit steps adopted in light of material deficiencies; receive reports from management regarding, and review the adequacy and effectiveness of, our disclosure controls and procedures, including our policies and procedures to assess, monitor and manage business risk and other legal and ethical compliance programs;

- review with the independent auditors the internal auditor and the scope and results of our internal audit function;

- receive and review reports from the independent auditors on: (i) our critical accounting policies and practices; (ii) material alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with our management, including the ramifications of the use of such alternative treatments and the disclosures or treatments preferred by the independent auditors, and (iii) other material written communications between the independent auditors and management;

PREMIER

- establish procedures in coordination with our Chief Ethics and Compliance Officer, for the receipt, retention and treatment of complaints received by our directors, officers and employees regarding illicit or illegal business practices and conduct and establish a process for investigation and proper resolution of any issues so raised;

- advise the Board with respect to our policies and procedures for compliance with applicable laws and regulations, and in collaboration with our Chief Ethics and Compliance Officer, provide general oversight of our corporate ethics and compliance policies.

- review and approve, in accordance with our Code of Conduct, all "related party transactions" requiring disclosure under SEC Regulation S-K, Item 404;

- review with our General Counsel and independent auditors (i) legal matters that may have a material impact on our financial statements; (ii) any fraud involving our management or other employees who have a significant role in our internal controls; (iii) compliance policies and (iv) material reports or inquiries received from regulators or governmental agencies that raise material issues regarding our financial statements and accounting or compliance policies;

- Investigate, review and evaluate any potential "conflict of interest" (as defined below) and determine what action, if any, should be taken with respect to the matter; And regularly review and assess the effectiveness of the Board Conflict of Interest Policy and recommend any changes to the Board for approval; for these purposes, the term "conflicts of interest" refers to (a) any matter that the Board or management believes may involve the appearance or potential of a conflict of interest between Premier, Inc. or any of its affiliates and any officer or director of the Company or affiliate of an officer or director and (b) any material Related Party transaction (as such term is defined in the Board Conflict of Interest Policy), including transactions between the Company or any of its affiliates and any officer or director of the Company or affiliate officer or director of the Company; and

- Review any metrics relating to environmental, social and governance ("**ESG**") matters that are required to be publicly disclosed.

As noted above, the Audit and Compliance Committee also oversees our cyber risk management program, which is designed to monitor, mitigate and respond to cyber risks, threats and incidents and reviews periodic reports from the Company's Chief Information Security Officer, including developments in cyber threat environment and cyber risk mitigation efforts.

The Audit and Compliance Committee has established a whistleblower policy to (i) facilitate reporting in good faith any complaint of inappropriate conduct and participation in the investigation of such complaint, (ii) encourage proper individual conduct, (iii) alert the Audit and Compliance Committee of potential issues before such inappropriate conduct has serious adverse consequences and (iv) instill protections for bringing such inappropriate conduct to our Company's attention.

For additional information on the Audit and Compliance Committee's role and its oversight of the independent auditors during fiscal year 2023, see "Report of the Audit and Compliance Committee."

In connection with its duties, the Audit and Compliance Committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation Committee

We have a separately standing Compensation Committee which has a charter requiring no fewer than three members, each of whom satisfies the independence requirement for directors under NASDAQ rules and qualifies as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

The Compensation Committee's purpose and objectives are to discharge the Board's responsibilities related to the compensation of our and our subsidiaries' executive officers. The committee has overall responsibility for approving and evaluating all of our and our subsidiaries' compensation plans, policies and programs as applicable to the executive officers. The Compensation Committee is also responsible for reviewing and recommending to the Board the compensation of the non-management directors and has general oversight of human capital management ("**HCM**"), including diversity, equity, inclusion and belonging ("**DEIB**").

The specific responsibilities of the Compensation Committee are, among others, to:

- at least annually, review and approve the annual base salaries and annual incentive opportunities of the executive officers; and periodically and as and when appropriate, review and approve the following items as they affect the executive officers: (i) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (ii) any employment agreements and severance arrangements; (iii) any change in control agreements and change in control provisions affecting any elements of compensation and benefits; and (iv) any special or supplemental compensation and benefits for the executive officers and individuals who formerly served as executive officers, including supplemental retirement benefits and perquisites provided to them during and after employment;

- make recommendations to the Board with respect to the structure of overall incentive and equity-based plans and adopt, amend or terminate plans consistent with the approved structure;

- take all permitted actions to administer and interpret our equity compensation plans and other long-term compensation plans and programs covering executive officers;

- review, approve and oversee all equity award granting practices, and the stock ownership guidelines for senior management and directors and monitor compliance with such guidelines;

- review and recommend to the Board the compensation of the non-management directors;

- review and discuss with management the Compensation Discussion and Analysis and related disclosures as may be required by the rules and regulations of the SEC;

- determine annually whether any conflicts of interest exist on the part of any executive compensation consultants retained by the Committee, and if so, ensure disclosure of such conflicts, including the nature of the conflict and how it was addressed, in our proxy statement;

- evaluate the outcome of the advisory vote of the stockholders regarding "say-on-pay" and make recommendations or take appropriate actions in response to such advisory vote;

- oversee the evaluations of our senior management;

- in conjunction with the Board, oversee the management development and succession planning process (including succession planning for emergencies) for the Chief Executive Officer and the Chief Executive Officer's direct reports;

- monitor our compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits;

- review and assess risks arising from our compensation policies and practices, and review and recommend to the Board compensation risk mitigation measures;

- oversee policies and strategies relating to HCM, including DEIB initiatives;

- review and approve our peer group of companies;

- monitor our compensation programs and policies and our performance relating to ESG matters and, it its discretion, incorporate ESG performance goals into compensation programs;

- monitor trends, stockholder concerns, and emerging issues relating to ESG matters; and

- review compensation-related matters as they pertain to our public sustainability reporting.

In connection with its duties, the Compensation Committee reviews and evaluates, at least annually, the performance of the Committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. The Compensation Committee has the sole authority to set the compensation for, and to terminate the services of, its advisors. As discussed in further detail below under "Compensation Committee Report—Executive Compensation—Role of the Compensation Consultant," the Compensation Committee directly

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engaged Mercer, a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("**MMC**"), to provide advice and recommendations to the Compensation Committee on the amount and form of executive officer and Board of Director compensation. The Compensation Committee has reviewed the services that Mercer provides to the Compensation Committee and otherwise to us and our management, as well as the services that each individual employee of Mercer provides to us. Based on this review, the Compensation Committee has determined Mercer has no conflict of interest in providing advisory services to us.

Nominating and Governance Committee

We have a separately standing Nominating and Governance Committee. The Nominating and Governance Committee must be comprised of three or more directors as determined by the Board, in accordance with all applicable rules, regulations and stock exchange requirements. Each member of the Nominating and Governance Committee must satisfy the independence requirements for directors under the NASDAQ rules.

The purpose of the Nominating and Governance Committee is to (i) assist the Board by identifying and nominating individuals qualified to become directors, consistent with criteria approved by the Board; (ii) take a leadership role in shaping the corporate governance of the Company; (iii) oversee our policies and performance relating to ESG matters, (iv) oversee the evaluation of the Board and management, and (v) recommend to the Board director nominees for each of the Board's committees. The Nominating and Governance Committee has authority to retain and terminate search firms used to identify director candidates and to approve any such search firm's fees and other retention terms.

The specific responsibilities of the Nominating and Governance Committee are, among others, to:

- recommend the criteria and qualifications for membership on the Board;

- identify, consider, recommend, recruit and select, or recommend that the Board select, candidates to fill open positions on the Board, including nominees recommended by stockholders;

- develop and periodically evaluate policies with regard to the consideration of director candidates recommended by stockholders;

- establish a process for identifying and evaluating nominees for director;

- conduct appropriate inquiries into the backgrounds and qualifications of possible candidates;

- recommend director nominees for approval by the stockholders;

- recommend director nominees for each of the Board's committees;

- review and recommend proposed changes to our Certificate of Incorporation and Bylaws;

- oversee the Board committee charter and policy review process;

- periodically review, revise, interpret and confirm compliance with the Corporate Governance Guidelines;

- establish and maintain an ongoing succession planning process for directors, Board leaders and Board committee members;

- recommend ways to enhance services to, and improve communications and relations with stockholders;

- monitor and evaluate our ESG programs and policies and our performance relating to ESG matters, including progress towards achievement of ESG goals;

- oversee our our communication plans and any sustainability or similar reports issued in connection with ESG initiatives;

- monitor trends, stockholder concerns, and emerging issues relating to ESG matters;

- oversee periodic self-evaluations by the Board of its performance;

- evaluate the size, needs and effectiveness of the Board;

- recommend improvements to our corporate governance;

- oversee the Board orientation process for new directors and the development by the Chief Executive Officer of programs for continuing education for all directors;

- monitor the functions of the various committees of the Board and conduct periodic reviews of their contributions;

- conduct director self- and peer-assessments on a regular basis/interval and regularly review each independent director's continuation on the Board through this process;

- establish criteria for an annual performance evaluation of the Committee by the Board; and

- participate in evaluating the performance of the Chief Executive Officer.

In connection with its duties, the Nominating and Governance Committee reviews and evaluates, at least annually, the performance of the Committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Finance Committee

We have a separately standing Finance Committee. The Finance Committee must be comprised of at least three directors. The purpose of the Finance Committee is to assist the Board in its oversight of our financial condition, strategies and capital structure.

The specific responsibilities of the Finance Committee are, among others, to:

- provide oversight of our financial affairs, including: (i) reviewing the financial condition of us and our subsidiaries and (ii) reviewing, advising and making recommendations to the Board regarding proposed operating budgets for us and our subsidiaries;

- review our financial policies as they relate to the Committee's responsibilities;

- review and recommend annual limits for expenditures and borrowings;

- review, recommend and monitor significant mergers, acquisitions, divestitures, joint ventures, minority investments and other debt and equity investments;

- review and make recommendations to the Board regarding management's recommendations to the Committee for significant capital expenditures, including for real estate, facilities and information technology;

- review management's plans and objectives for our capitalization, including (i) the structure and amount of equity and debt desired to meet our financing needs; (ii) anticipated sources and uses of cash and (iii) our target credit rating;

- review and make recommendations to the Board regarding management's recommendations to the Committee with respect to (i) new offerings of equity and debt securities, stock splits, credit agreements, including material changes thereto, and our investment policies; (ii) dividends declared by us; (iii) any authorization for repurchases of our stock and (iv) our Corporate Cash Investment Policy;

- review our tax strategies; and

- review with management our strategies for managing significant financial risks and contingent liabilities including the use of hedges, derivative instruments, insurance coverage and related costs and other similar risk management techniques.

The Finance Committee also reviews and evaluates, at least annually, the performance of the Committee and its members. In connection with its duties, the Finance Committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Member Agreement Review Committee

We have a separately standing Member Agreement Review Committee. The Member Agreement Review Committee charter specifies that the Committee must be comprised of at least three independent directors and the Chief Executive Officer. The Committee currently includes two independent directors and the Chief Executive Officer, and we are evaluating the membership requirement in light of the current size of our Board and other committee assignments.

The purpose of the Member Agreement Review Committee is to review and provide feedback to our management with respect to non-ordinary course transactions between us or our subsidiaries and our members, particularly entering into member agreements that provide for "savings guarantees" or "fees at risk." "Savings guarantee" means an arrangement in which we or our subsidiary agree to identify and/or implement a specific amount of savings for a customer and will pay cash for any shortfall. "Fees at risk" means a consulting arrangement in which we agree to identify and/or implement a certain amount of savings and will have our consulting fees reduced on a proportionate basis or will continue to provide consulting resources at no charge to the customer in the event that such savings are not achieved (until such savings are achieved).

The specific responsibilities of the Member Agreement Review Committee are, among others, to:

- assess risks in connection with agreements entered into with members;

- review the status of risk-based agreements on a periodic basis;

- review and address the outcome of significant risk-based proposals; and

- together with the full Board, approve any increase to the aggregate permitted level of risk for management to enter into an agreement that would cause the then-current permitted level of risk to be exceeded.

The Member Agreement Review Committee also reviews and evaluates, at least annually, the performance of the Committee and its members. In connection with its duties, the Member Agreement Review Committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

COMPENSATION OF DIRECTORS

Fiscal 2023 Directors' Compensation Policy

Our Board has approved and we maintain a Directors' Compensation Policy to provide an incentive to attract and retain the services of qualified persons to serve as directors. The policy applies to each director who is not an employee of, or compensated consultant to, us or any of our affiliates (a "**non-employee director**"). The policy is designed to achieve the following key objectives:

- align the interests of the non-employee directors and stockholders;
- support overall organizational objectives and encourage the creation of stockholder value;
- attract and retain high quality talent;
- reflect the broad spectrum of talent and diverse sources of market data;
- target median competitive pay levels, as evaluated no less frequently than every three years; and
- be simple to understand and administer.

The Compensation Committee and the Board review the policy from time to time to assess whether any adjustments to the type and amount of director compensation should be made in order to fulfill the objectives of the policy. The Board, based on the recommendation of the Compensation Committee, approved the Directors' Compensation Policy in June 2019. The Compensation Committee's recommendation was based upon market analysis of director compensation levels and practices generally and within the Company's peer group conducted by and discussed with the Compensation Committee's independent compensation consultant. The Directors' Compensation Policy was amended in January 2020 to provide compensation to the Board's then newly established Lead Independent Director.

Under the Amended and Restated Premier, Inc. 2013 Equity Incentive Plan (the "**2013 Plan**"), annual cash fees (including cash retainers and meeting fees) that may be earned and equity compensation that could be granted during a calendar year cannot exceed $500,000. The Premier, Inc. 2023 Equity Incentive Plan, which is proposed for approval by stockholders in Item 3 of this proxy statement, contains the same restrictions.

For fiscal year 2023, the following table sets forth the compensation elements and levels for non-employee directors and reflects the compensation for the enhanced responsibilities and time commitment associated with the positions.

	Compensation Element	Compensation Amount	
Annual Retainer	Cash Retainer	$80,000	
	Equity Retainer (or Cash Award, if applicable)[1][2]	$155,000/($125,000)	
Additional Retainer Fees	Board Chair	$60,000	
	Lead Independent Director	$30,000	
	Committees	*Chair*	*Member*
	Audit and Compliance Committee	$30,000	$15,000
	Compensation Committee	$30,000	$15,000
	Nominating and Governance Committee	$15,000	$ 7,500
	Member Agreement Review Committee	$15,000	$ 7,500
	Finance Committee	$15,000	$ 7,500
	Short-term Ad Hoc Committee	$10,000	$ 5,000
Other	Charitable Contribution	$1,000	

(1) Each non-employee director will receive an annual equity award of restricted stock units valued at $155,000, except for any director whose employer prohibits the receipt by such individual of equity-based awards from Premier. Non-employee directors prohibited from receiving equity-based compensation will receive an annual cash award of $125,000 in lieu of the annual equity award.

(2) The grant date of the annual equity award, and the annual cash award for directors who are prohibited from receiving equity, is the earlier of the first business day following the annual stockholders meeting or December 15. The annual equity award, and any annual cash award granted in lieu of the annual equity award, will vest in full one year after the grant date and immediately upon a change in control.

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Directors who are also our employees do not receive cash or equity compensation for service on the Board in addition to compensation payable for their service as employees of the Company.

Fiscal 2023 Components of Director Compensation

Cash Retainer and Fees—The amounts in the "Fees Earned or Paid in Cash" column under the Fiscal Year 2023 Director Compensation Table below are cash retainers earned for serving on our Board, as its Chair or Lead Independent Director, and on its committees and as committee Chairs during fiscal year 2023. All annual retainers are paid quarterly. Each outside director receives his or her cash compensation after first being elected or appointed to the Board on a pro-rated basis for the number of days during which he or she provides service. If an outside director dies, resigns or is removed during any quarter, he or she shall be entitled to a cash payment on a pro-rated basis through his or her last day of service.

Equity or Cash Awards—On December 5, 2022, each non-employee director then serving on the Board received an award of restricted stock units ("**RSUs**") with a grant date fair value, computed in accordance with FASB Accounting Standards Codification, *Compensation—Stock Compensation (Topic 718),* of $155,027, except for any non-employee director whose employer prohibited the receipt by such individual of equity-based awards from Premier. If a director provides a written certification stating that he or she is prohibited by his or her employer from receiving equity-based compensation from Premier, then such director will receive an annual cash award of $125,000 in lieu of the annual equity award. With respect to equity grants, grant date fair value assumptions are consistent with those disclosed in *Note 13—Stock-Based Compensation* to our Consolidated Financial Statements in our 2023 Form 10-K. In fiscal year 2023, each non-employee director except Terry Shaw, who served on the Board until his resignation effective October 1, 2023, was awarded 4,636 RSUs, with a grant date fair market value of $33.44 per share based on the closing price of our common stock on the award date, December 5, 2022. Mr. Shaw received a cash award of $125,000. Each annual equity award, and each annual cash award granted in lieu of the annual equity award, will vest one full year after the grant date. Directors who begin their service mid-year will receive a pro-rated equity or cash award, which will also vest one full year after the grant date, as applicable.

Expense Reimbursement—Each non-employee director will be reimbursed for his or her reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Board and its committees or in connection with other business related to the Board. Each non-employee director will also be reimbursed for his or her reasonable out-of-pocket business expenses authorized by the Board or one of its committees that are incurred in connection with attendance at meetings with our management.

Additional Services—On occasion, short-term ad hoc committees may be formed to address a particular oversight need. In the event that an ad-hoc committee is formed, the committee Chair shall be paid an annual retainer of $10,000 and committee members shall be paid a member retainer of $5,000. The Board has the authority to provide additional compensation to directors for ad hoc requests that require a substantial amount of time and/or work.

All Other Compensation—Each director is entitled annually to direct an amount of $1,000 to his or her selected not-for-profit organization during the holiday season. No compensation or benefits other than those described above are payable to any directors for Board service.

Director Education

We believe that we and our stockholders are best served by a Board of Directors comprised of individuals who are well versed in modern principles and "best practices" of corporate governance and other subject matters relevant to board service, including matters related to the healthcare industry, and who thoroughly comprehend the role and responsibilities of board membership. Under our Corporate Governance Guidelines, we provide both internal and external educational opportunities and association memberships for our directors. To encourage continuing director education, we reimburse directors up to $7,500 annually for attending U.S.-based director education programs. Amounts reimbursed include all reasonable costs associated with attending each program, including travel, lodging and meals. Directors serving on multiple boards are encouraged to obtain pro rata reimbursement of their director education expenses from each company that they serve, but we will nonetheless reimburse 100% of the costs if this is not practicable.

Director Stock Ownership Guidelines

Our stock ownership guidelines require our non-employee directors to hold our common stock equal in value to at least three times the annual cash retainer. The non-employee directors are expected to meet the stock ownership guideline level within five years after receipt of their first equity-based award for service to the Board and to continuously own sufficient shares to satisfy the guideline level once attained for as long they remain a member of the Board. If a director provides us with a written certification stating that he or she is prohibited by his or her employer from receiving equity-based compensation from Premier, then such director will not receive equity-based awards from us and, accordingly, will not be subject to the stock ownership guidelines. As of June 30, 2023, each director who is subject to the stock ownership guidelines was in compliance with his or her stock ownership requirements.

Fiscal Year 2023 Director Compensation Table

Compensation in the table below reflects amounts earned in fiscal year 2023 by our non-employee directors serving on our Board for all or a portion of fiscal year 2023. Mr. Alkire, the only director who was an employee during fiscal year 2023, received no additional compensation for serving on the Board.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Cash Awards Under Directors' Compensation Policy ($) (3)	All Other Compensation ($) (4)	Total ($)
John Bigalke	102,500	155,027	0	4,668	262,195
Helen Boudreau	118,750	155,027	0	4,668	278,445
Jody Davids	112,500	155,027	0	4,668	272,195
Peter Fine	110,000	155,027	0	4,668	269,695
Marc Miller	117,500	155,027	0	4,668	277,195
Marvin O'Quinn	102,500	155,027	0	4,668	262,195
Terry Shaw[5]	147,500	0	125,000	4,668	273,500
Richard Statuto	110,000	155,027	0	4,668	269,695
Ellen Wolf	122,500	155,027	0	4,668	282,195

(1) The amounts reflected in this column are cash retainers earned for service as a director for fiscal year 2023, regardless of when such fees are paid.

(2) Unless otherwise noted or as stated in note 3 below, each non-employee director received an annual award of 4,636 "RSUs" with a grant date fair value, computed in accordance with FASB Accounting Standards Codification, *Compensation—Stock Compensation (Topic 718)*, of $155,027. The grant date fair value is based on the closing price for our common stock on the award date, December 5, 2022, of $33.44. Grant date fair value assumptions are consistent with those disclosed in *Note 13—Stock-Based Compensation* to our Consolidated Financial Statements in our 2023 Form 10-K. RSU grants fully vest on the first anniversary of the grant date. A total of 37,088 unvested RSUs granted to non-employee directors were outstanding as of June 30, 2023.

(3) Cash awards are made pursuant to the Directors' Compensation Policy and are not made under the 2013 Plan. Mr. Shaw provided a written certification stating that he was prohibited by his employer from receiving equity-based compensation from Premier and accordingly, he received an annual cash award of $125,000 in lieu of the annual equity award.

(4) All Other Compensation includes (i) dividend equivalents accrued and paid during fiscal year 2023 for RSUs granted in December 2021 and vested in December 2022; (ii) dividend equivalents accrued during fiscal year 2023 for RSUs granted in December 2022; and (iii) a $1,000 contribution to be made to the charity of choice for each member of the Board of Directors. Charitable contributions are generally made annually in December.

(5) Mr. Shaw resigned from the Board effective October 1, 2023.

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Indemnification and Exculpation

We indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation also includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law (regarding unlawful payment of dividends); or

- for any transaction from which the director derives an improper personal benefit.

We have entered and expect to continue to enter into agreements to indemnify our officers and directors. With certain exceptions, these agreements provide for indemnification of expenses and liabilities incurred by the indemnified individual in connection with a proceeding related to his or her service to us as an officer or director (including, among other things, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and settlement amounts).

We believe these provisions and agreements are necessary to attract and retain qualified people who will be free from undue concern about personal liability in connection with their service to us.

ITEM 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Ernst & Young LLP

In accordance with its charter, the Audit and Compliance Committee selected the firm of Ernst & Young LLP ("**EY**") to be our independent registered public accounting firm for the fiscal year 2024 audit period and, with the endorsement of the Board of Directors, recommends to our stockholders that they ratify that appointment. The Audit and Compliance Committee will reconsider the appointment of EY for the next audit period if such appointment is not ratified. Representatives of EY are expected to virtually attend the Annual Meeting, will have the opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

The Audit and Compliance Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Compliance Committee has evaluated EY's qualifications, performance and independence, including that of the lead audit partner. The Audit and Compliance Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, EY is required to confirm that the provision of such services does not impair its independence.

Before selecting EY, the Audit and Compliance Committee carefully considered that firm's qualifications and prior performance. This included a review of its performance in prior years, and over the course of the most recently completed fiscal year, including the quality and efficiency of the services provided and EY's communication and interactions with our management and the Audit and Compliance Committee. The Audit and Compliance Committee also considered EY's independence, objectivity, reputation for integrity and competence in the fields of accounting and auditing, technical expertise, knowledge of our industry and business operations and fee structure. The Audit and Compliance Committee has expressed its satisfaction with EY in all of these respects. The Audit and Compliance Committee's review included inquiry concerning any litigation involving EY and any investigations or proceedings by the SEC or Public Company Accounting Oversight Board ("**PCAOB**") against the firm, if any. In this respect, the Audit and Compliance Committee has concluded that the ability of EY to perform services for Premier is in no way adversely affected by any such investigation or litigation.

EY has served as our auditor since 1991. We believe there are significant benefits to retaining a longer-tenured independent registered public accounting firm. EY has gained institutional knowledge and expertise regarding our business operations, accounting policies and practices, and internal control over financial reporting. We believe EY's audit and other fees are also competitive with peer companies because of EY's familiarity with us and our operations. Notwithstanding EY's tenure, we believe EY's independence provides significant benefit to stockholders by ensuring an unbiased audit of our consolidated financial statements and our internal control over financial reporting. In addition, the lead partner for EY's audit engagement with us rotates at least every five years.

Audit and Compliance Committee Pre-Approval of Accounting Services

The Audit and Compliance Committee of our Board of Directors is responsible for the appointment, oversight and evaluation of our independent registered public accounting firm. In accordance with our Audit and Compliance Committee's charter, our Audit and Compliance Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Exchange Act. The Audit and Compliance Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of EY.

The Audit and Compliance Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit and Compliance Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit and Compliance Committee approves services up to a specific amount of fees.

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The Audit and Compliance Committee must then approve, in advance, any services or fees exceeding those pre-approved levels, subject to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act. The Audit and Compliance Committee may delegate general pre-approval authority to a subcommittee of which the Chair of the Audit and Compliance Committee is a member. All requests or applications for services to be provided by our independent registered public accounting firm must be submitted to specified officers who may determine whether such services are included within the list of pre-approved services. All requests for services that have not been pre-approved must be accompanied by a statement that the request is consistent with the independent registered public accounting firm's independence from Premier.

Principal Accounting Fees and Services

The following table presents the fees billed to us and our subsidiaries for services rendered by EY for the fiscal years ended June 30, 2023 and 2022.

	FY 2023	FY 2022
	($) in thousands	
Audit Fees[1]	$4,112	$3,500
Audit-Related Fees[2]	725	725
Tax Fees[3]	—	—
All Other Fees[3]	—	—
Total[3]	$4,837	$4,225

(1) Represents audit fees billed in each of fiscal years 2023 and 2022. Audit fees in fiscal years 2023 and 2022 include the audit of our consolidated financial statements and subsidiaries, the audit of our internal control over financial reporting, consent for the registration of securities with the SEC and services provided in connection with the review of our quarterly condensed consolidated financial statements included in our SEC filings.

(2) Represents audit-related fees billed in each of fiscal years 2023 and 2022. Audit-related fees in fiscal years 2023 and 2022 principally related to professional services in connection with financial due diligence, internal controls and other services that are traditionally performed by our independent registered public accounting firm.

(3) In fiscal years 2023 and 2022, EY did not provide any products or services that would be required to be disclosed under "tax fees" or "all other fees" in the table above. In fiscal years 2023 and 2022, the Audit and Compliance Committee did not approve any services or fees pursuant to the *de minimis* exception set forth in Section 10A(i)(1)(B) of the Exchange Act.



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2024.

In accordance with the Board's recommendation, the proxy holders will vote the shares of common stock covered by valid and timely received proxies "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year ending June 30, 2024, unless instructed otherwise.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("**CD&A**") describes our executive compensation policies, programs and objectives, as they relate to compensation decisions we made for our NEOs during fiscal year 2023. Detailed compensation information is provided in tabular format with related narrative disclosure.

Named Executive Officers

Our NEOs for fiscal year 2023 include our Chief Executive Officer ("**CEO**"), our Chief Financial Officer ("**CFO**"), and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as of the end of fiscal year 2023 (listed alphabetically after CEO and CFO in all tables within this CD&A).

Name	Title
Michael Alkire	President and Chief Executive Officer
Craig McKasson	Chief Administrative and Financial Officer
Leigh Anderson[1]	Chief Operating Officer
David Hargraves[2]	Senior Vice President – Supply Chain
David Klatsky	General Counsel

(1) Effective September 12, 2023, Mr. Anderson was promoted to Chief Operating Officer. He previously served as President Performance Services.
(2) Mr. Hargraves is retiring from the Company during the second quarter of fiscal year 2024.

Contents

The CD&A has four sections:

- Section 1 – Executive Summary
- Section 2 – Executive Compensation Principles and Governance Practices
- Section 3 – Elements of Our Executive Compensation Programs
- Section 4 – Additional Compensation Practices and Policies

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SECTION 1 – EXECUTIVE SUMMARY

Linking Executive Compensation to Our Vision, Mission and Values

VISION	MISSION
Through the collaborative power of the Premier alliance, we will lead the transformation to high-quality, cost-effective healthcare	To improve the health of communities

VALUES

Innovation	Integrity	Passion for Performance	Focus on People
Seeking breakthrough opportunities, taking risks and initiating meaningful change	Integrity of the individual, the enterprise and the alliance	A passion for performance and a bias for action, creating real value for all stakeholders and leading the pace	Demonstrating respect for all, and mutual commitment to the success of the alliance, our employees, our business partners and the communities we serve

From serving our members, to improving healthcare in our communities, to investing in our people, our Vision, Mission and Values are at the heart of everything we do at Premier. Within this context, we design all of our compensation programs, with the following core objectives:

- Hiring exceptionally talented people who are passionate about our Vision and Mission and exemplify our Values
- Driving sustained performance of our people to achieve challenging short- and long-term financial and operational goals that increase stockholder value
- Retaining the strongest and most diverse talent who are critical to the realization of our Vision, the achievement of our Mission and represent our Values

Our 2022 Stockholder Say-on-Pay Vote

At our 2022 Annual Meeting of Stockholders, we sought stockholder approval, on an advisory basis, of the compensation of our NEOs for the fiscal year ended June 30, 2022, as disclosed in our 2022 proxy statement (the "**say-on-pay vote**"). We hold our say-on-pay vote annually. Approximately 71.4% of the say-on-pay votes cast were votes "FOR" our executive compensation program.

Our votes "FOR" our executive compensation program increased from fiscal 2021 to fiscal 2022. However, we always strive to increase the level of stockholder support. For this reason, we continue to actively engage with our stockholders to solicit input and better understand their perspectives regarding our executive compensation programs. Stockholder feedback is very important to us, and we continue to take measured and appropriate steps to enhance transparency and disclosures regarding executive compensation.

Based on stockholder feedback after our 2022 vote, effective for fiscal year 2024 we made an important change to adopt free cash flow as a financial metric for our Annual Incentive Plan, weighted equally with revenue and adjusted EBITDA (financial measures used in the fiscal year 2023 plan). As we continue our engagement with stockholders, we will continue to solicit further input and consider further changes to our compensation programs.

SECTION 2 – EXECUTIVE COMPENSATION PRINCIPLES AND GOVERNANCE PRACTICES

Our executive compensation principles and governance practices are designed to promote and protect our stockholders' interests. The table below outlines the foundational principles used in the design of our executive compensation program and the practices that govern the program.

Our Compensation Practices

What We Do
• Allocate a significant portion of the annual target compensation for executives to variable at-risk incentives
• Incorporate rigorous short- and long-term performance goals in our incentive programs in alignment with our long-term strategic growth objectives
• Benchmark compensation levels and structure relative to a comparable group of peer companies
• Retain Mercer as its independent compensation consultant to advise it on our executive compensation programs
• Cap payouts for the annual and performance-based long-term incentives at 150% of target
• Maintain stock ownership requirements for executives
• Mandate that our NEOs trade equity exclusively via SEC Rule 10b5-1 trading plans, which can be established only during open trading windows
• Maintain a clawback policy applicable to all incentive awards
• Use restrictive covenants including non-compete protections

What We Don't Do
• Focus on short-term results at the expense of long-term objectives
• Allow margining, derivative or speculative transactions, such as hedges, pledges and short sales by our NEOs
• Provide tax gross-up payments
• Re-price "under water" outstanding stock options without stockholder approval
• Provide separate employer paid supplemental pensions for our executives
• Provide automatic "single-trigger" equity award vesting and severance
• Incentivize excessively risky business decisions

Executive Compensation Key Objectives

In setting and overseeing our executive compensation programs, the Compensation Committee focuses on the following key objectives:

- Attract and retain exceptional and diverse executive talent

- Support business objectives

- Encourage the creation of stockholder value by focusing executive pay more on long-term equity compensation than short-term incentives and cash

- Recognize our unique business structure and focus

- Reflect the broad spectrum of talent and diverse sources of market data

- Provide reward opportunities consistent with business performance

PREMIER

We design our executive compensation programs in support of these objectives by doing the following:

Using a mix of fixed and variable compensation	We heavily weight our NEOs' compensation mix toward variable, at-risk compensation so that our program encourages behaviors that align to our short- and long-term performance.
Requiring NEOs to be significant stockholders	We require our NEOs to own specified levels of Premier stock under our stock ownership guidelines to enhance alignment of executive and stockholder interests.
Regularly reviewing our compensation programs in order to pay competitively	We review our executive compensation program at least annually versus our peer group to evaluate competitive compensation levels and alignment with the external market to attract and retain exceptional leaders with strong, balanced skills. The Compensation Committee also reviews our peer group annually to ensure that we continue to pay competitively.

Role of the Compensation Consultant

During our fiscal year 2023, the Compensation Committee directly retained the services of Mercer to provide advice and recommendations to the Compensation Committee on executive officer compensation programs. Mercer's fees for executive compensation consulting to the Compensation Committee for fiscal year 2023 were approximately $363,000.

During fiscal year 2023, Mercer provided the following services to the Compensation Committee related to executive officer compensation:

- Attended meetings of the Compensation Committee as the Committee's advisor;
- Evaluated the competitive positioning of our executive officers' base salaries, annual incentive and long-term incentive compensation relative to our peer companies;
- Advised on target award levels within the annual and long-term incentive plans and, as needed, on actual compensation actions;
- Assessed the alignment of executive officer compensation levels relative to our performance against our peer companies and relative to the Compensation Committee's articulated compensation philosophy;
- Provided advice on the design of our annual and long-term incentive plans; and
- Advised on the performance measures and performance targets for the annual and long-term incentive programs.

During fiscal year 2023, management retained the services of Mercer to provide compensation and health and welfare consulting, and affiliated MMC companies Marsh and National Economic Research Associates, Inc. to provide insurance services and economic consulting services, respectively. The aggregate fees paid for these services for fiscal year 2023 were approximately $148,000. The decision to engage the consultant or affiliates for the other work was made by management. Neither the Board nor the Compensation Committee are required to provide (and management did not seek) pre-approval of these services.

Based in part on the policies and procedures Mercer and the Compensation Committee have in place, the Compensation Committee believes that the advice it receives from the executive compensation consultant, a Mercer representative, is objective and not influenced by Mercer's or its affiliates' relationships with Premier. These policies and procedures include:

- The executive compensation consultant receives no incentive or other compensation based on the fees charged to us for other services provided by Mercer or any of its affiliates;
- The executive compensation consultant is not responsible for selling other Mercer or affiliate services to us;
- Mercer's professional standards prohibit the executive compensation consultant from considering any other relationships Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations;

- The Compensation Committee has the sole authority to retain and terminate the executive compensation consultant;

- The executive compensation consultant has direct access to the Compensation Committee without management intervention;

- The Compensation Committee evaluates the quality and objectivity of the services provided by the executive compensation consultant each year and determines whether to continue to retain the consultant; and

- The protocols for the engagement (described below) limit how the executive compensation consultant may interact with management.

While it is necessary for the executive compensation consultant to interact with management to gather information, the Compensation Committee has adopted protocols governing if and when the executive compensation consultant's advice and recommendations can be shared with management. These protocols are included in the Compensation Committee's engagement letter with Mercer. The Compensation Committee also determines the appropriate forum for receiving the executive compensation consultant's recommendations. Where appropriate, management invitees are present to provide context for the recommendations.

Our Peer Group

We use a peer group of companies to analyze external market compensation practices. We consider this information when implementing competitive and performance-driving compensation packages for our NEOs. With input from management and Mercer, the Compensation Committee reviews the peer group annually so that its size and composition remain appropriate. Each year, we compare our compensation programs with those of our peer group and assess whether our executive compensation programs and target compensation levels are consistent with market practice.

The foundation of our annual peer group review first considers publicly traded companies in the U.S. with the following attributes:

- Similar business orientation and industry classifications (healthcare services, technology, distributors, research and consulting)

- Similar services (group purchasing, supply chain services, technology/data, population health and performance management)

- Revenue that is approximately one-third to three times that of ours

The Compensation Committees also considers other relevant factors, including:

- Market capitalization, total number of employees and revenue less cost of goods sold

- Executive positions similar in breadth, complexity and/or scope of responsibility

- Competitors for customers and executive talent

Based on these considerations and input from Mercer and our management, our Compensation Committee reviewed and approved our peer group for fiscal year 2023 to be comprised of the following companies:

- AMN Healthcare Services, Inc.
- ASGN Inc.
- Evolent Health, Inc.
- FTI Consulting, Inc.
- Huron Consulting Group, Inc.
- Omnicell Inc.
- Owens & Minor, Inc.
- Patterson Companies, Inc.
- Pediatrix Medical Group, Inc
- R1 RCM Inc.
- Veradigm, Inc.

As we grow and evolve, and as the companies in our peer group change (e.g., due to merger, acquisition or delisting), our Compensation Committee will continue to review and reconfigure our peer group as appropriate (e.g., a peer group has been established for fiscal year 2024). The table below summarizes and compares our revenue and market capitalization to that of the peer group. Revenue for the peer group is as of each respective company's most recently completed fiscal year as of May 2022; market capitalization for the peer group is as of May 13, 2022. Excluding Premier, the median revenue of the peer group is $2.343 billion, which is higher than our fiscal year 2022 revenue; the median market capitalization of the peer group is $3.414 billion, which is lower than our market capitalization as of May 13, 2022.

	Peer Group Summary[1]	Revenue ($) in billions	Market Capitalization ($) in billions
Peer Group	**75th Percentile**	4.003	5.524
	Median	2.343	3.414
	25th Percentile	1.218	2.210
	Premier	1.433[2]	4.328[3]
	Premier Percentile Rank	30%	57%

(1) Source: S&P Global Market Intelligence as of May 2022.
(2) Premier total net revenue for fiscal year 2023 as reported in our Annual Report on Form 10-K for the fiscal year ended June 30, 2022.
(3) Premier market capitalization includes all outstanding common stock and is based on the May 13, 2022 closing price ($36.68) of our common stock on the NASDAQ Global Select Market.

Our Competitive Positioning

Our Compensation Committee reviews the median peer group data for total direct compensation (at target), including base salary and annual and long-term incentives. Company and individual performance and other factors, including potential succession and, where applicable, compensation levels relative to general survey data, ultimately determines where target compensation for our NEOs is positioned.

In determining appropriate compensation levels for our NEOs, our Compensation Committee reviews compensation levels for executives in similarly situated roles at companies in our peer group. At the request of the Compensation Committee, Mercer performs benchmarking for our executives and works with Management to provide compensation recommendations.

Our Pay Mix

Our pay mix is an important aspect of our executive compensation program; our use of at-risk performance-based compensation is designed to drive annual and long-term performance, enhance retention and maintain competitiveness with the external marketplace.

The charts below illustrate the fiscal year 2023 pay mix for our CEO and all other NEOs, which includes annual base salary, target annual incentives and target long-term equity incentives. Performance-based incentives (target annual and long-term equity incentives) represent a strong majority of our NEOs' target total direct compensation.

CEO Pay Mix – Premier


Base Salary 14%
Target Annual Bonus 20%
Target Equity 66%
CASH
LONG-TERM EQUITY AWARD
PERFORMANCE BASED 86%

All Other NEOs Pay Mix – Premier


Base Salary 24%
Target Annual Bonus 21%
Target Equity 55%
CASH
LONG-TERM EQUITY AWARD
PERFORMANCE BASED 76%

SECTION 3 – ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAMS

Below is a summary of our executive compensation program that applies to our NEOs. In addition to the elements summarized below, our NEOs are eligible to participate in a voluntary non-qualified deferred compensation plan and a company-wide defined contribution (i.e., 401(k) savings) program. A more detailed description of our executive compensation program elements and any relevant fiscal year 2023 actions immediately follows this table.

| Pay Element | Base Salary | Annual Incentive Program | Equity Program | |
			Performance Shares	Time-based Restricted Stock Units ("RSUs")
Description	• Ongoing fixed cash compensation	• Annual cash incentive plan based on target amounts for each NEO • Actual awards may be higher or lower than target based on business performance • Awards are 0% of target for below-threshold performance or 50% to 150% of target for above-threshold performance	• Shares of stock are earned based on our performance during a 3-year performance cycle if pre-determined performance goals are achieved • Awards are 0% of target for below-threshold performance or 50% to 150% of target for above-threshold performance	• RSUs vest at defined times subject to continued service requirement
Purpose	• Attract and retain exceptional and diverse talent • Reflect business expectations, competencies and values	• Motivate achievement of Premier's annual financial, member and strategic objectives • Reflect challenges and share in risk with our performance • Balance business unit and corporate focus • Provide an annual balanced focus relative to long-term (equity) incentive plan objectives	• Motivate sustained achievement of long-term earnings growth goals • Align NEOs' interests with stockholders' interests • Enhance retention • Provide a long-term balanced focus relative to annual incentive plan objectives	
Who Receives	All NEOs			
When Granted/Paid	Reviewed annually, paid semi-monthly	Paid within 2.5 months after fiscal year end	Generally granted annually in August	
Form of Delivery	Cash		Premier Common Stock	
Type of Performance	Short-term/Annual		Long-term	
Performance/Vesting Period[(1)]	N/A	1-Year Performance Cycle	3-Year Performance Cycle	Vests in full after 3 years
Performance Measures	Competencies, values, individual performance, longer-term potential	Revenue growth, Non-GAAP Adjusted EBITDA growth, Member Performance Index, Member Savings, Key Strategic Milestones	3-Year Non-GAAP Adjusted EPS	N/A

(1) Subject to accelerated or pro rata vesting based on certain events such as a change in control in conjunction with a secondary trigger or the employee's death, disability or other qualifying termination of service.

Base Salary

Overview

Base salary is the single fixed pay element of our total direct compensation paid to our NEOs. The Compensation Committee reviews the base salaries for NEOs in similarly situated roles in our peer group and general industry survey data, and determines NEOs' salaries based on roles, responsibilities, Company and individual performance and potential to assume roles with a higher level of responsibility and experience. Our Compensation Committee reviews each NEO's base salary annually, or more frequently if there is a change in a NEO's scope of responsibilities, and considers whether base salary increases are warranted. Base salary changes, if any, are generally effective September 1 for all our employees, including NEOs.

2023 Actions

Mr. Alkire's base salary for fiscal year 2023 was increased by $25,000, resulting in a base salary of $1,075,000. In deciding on the increase, the Board and Compensation Committee considered the highly competitive nature of the market for executive talent and the perceived impact the loss of Mr. Alkire would have on the Company's ability to implement its operational and strategic goals. All other NEOs' base salaries remained unchanged in fiscal year 2023.

Name	2022 Base Salary ($)	2023 Base Salary ($)	Change
Michael Alkire	1,050,000	1,075,000	2.4%
Craig McKasson	635,613	635,613	0%
Leigh Anderson	608,465	608,465	0%
David Hargraves	455,175	455,175	0%
David Klatsky	535,343	535,343	0%

Our Annual Incentive Plan

Overview

Our annual incentive plan is a one-year cash-based incentive designed to drive and reward NEOs for delivering annual financial, member and strategic results relative to pre-established performance targets during a fiscal year. Our Compensation Committee works with Mercer and the Company's management to determine the annual incentive structure, performance metrics and related threshold, target and stretch goals for our NEOs at the beginning of each fiscal year. At the end of the fiscal year, the Compensation Committee then determines the actual payment amount for each NEO based on results of the Company's performance against established goals.

For Mr. Alkire, Mr. McKasson and Mr. Klatsky, the fiscal year 2023 annual incentive plan was based 70% on our financial performance and 30% on certain components of our member and strategic performance, collectively called the "Corporate Score." Payouts for financial performance were tied equally to Revenue and Non-GAAP Adjusted EBITDA. Payouts for member and strategic performance were tied equally to our Member Quality index, Member Savings, and certain key strategic milestones. These milestones include the adoption and use of the Remitra electronic invoicing and payment platform, expansion of covered lives in our Contigo Health business, achievement of targeted revenue growth levels in our adjacent markets businesses, increased participation in our high compliance GPO programs, increased contract penetration and accelerated revenue growth for our Conductiv solutions and diversity, equity, inclusion and belonging initiative focused on diverse supplier spend and Company engagement. We do not publicly disclose full information about specific goals or performance targets related to these strategic milestones, as we believe that revealing these goals and targets would provide competitors and other third parties with insights into our confidential planning and strategies, thus potentially harming us competitively, as well as our stockholders.

For fiscal year 2023, our Compensation Committee determined that a significant portion of Messrs. Anderson's and Hargraves' annual incentive plan should be tied directly to the financial performance of the segments they lead. Thus, Mr. Anderson's fiscal year 2023 annual incentive plan was based 60% on the Corporate Score as described above

PREMIER

and 40% on certain financial metrics specific to our Performance Services segment, the "Performance Services Segment Score," and Mr. Hargraves' fiscal year 2023 annual incentive plan was based 60% on the Corporate Score as described above and 40% on certain financial metrics specific to our Supply Chain Services segment, the "Supply Chain Services Segment Score."

Our performance targets are designed to be challenging based on the likelihood of attainment, incorporating historical and potential future achievement analyses.

The Compensation Committee chose these metrics and weightings for the following reasons:

- Revenue and Non-GAAP Adjusted EBITDA drive top- and bottom-line financial growth in the support of our Mission and Vision;
- Revenue and Non-GAAP Adjusted EBITDA are important indicators of the operational strength and performance of the business, including the ability to provide the capital necessary to execute upon our business and growth strategies and to fund capital expenditures;
- An equal weighting of revenue and profitability goals helps drive a balance of top- and bottom-line performance so that increasing revenue does not come at the expense of declining profitability;
- Equally weighted member performance indices create greater alignment with our member organizations and incentivize our executives to assist our member organizations in becoming top industry performers in quality, safety, supply chain cost and total cost of care;
- Key strategic milestones foster alignment with significant strategies undertaken as part of our business growth strategies; and
- These metrics and weightings incentivize NEOs to collaborate on and align to a company-wide focus and, for specific leaders, drive performance in their respective segments.

2023 Actions

Our NEOs' target annual incentive opportunities remained the same for fiscal year 2023 as compared to fiscal year 2022. Our NEOs' fiscal year 2022 and 2023 target annual incentive percentages are set out in the table below.

Name	2022 Annual Incentive Plan Target (% of base salary)	2023 Annual Incentive Plan Target (% of base salary)
Michael Alkire	150%	150%
Craig McKasson	125%	125%
Leigh Anderson	75%	75%
David Hargraves	65%	65%
David Klatsky	75%	75%

Annual Incentive Plan Calculation

The Compensation Committee used the calculation below to determine fiscal year 2023 annual incentive plan payouts for our NEOs.

	Annual Base Salary ($) as of June 30, 2023	X	Target Annual Award Opportunity (% of Annual Base Salary)	X	Achievement Percentage Earned (0% or 50%—150%) (Rounded)	=	FY2023 Annual Incentive Award ($)
Michael Alkire	1,075,000		150%		77.5%		1,249,688
Craig McKasson	635,613		125%		77.5%		615,750
Leigh Anderson	608,465		75%		57.1%		260,462
David Hargraves	455,175		65%		69.0%		204,140
David Klatsky	535,343		75%		77.5%		311,168

Corporate Performance Score

The fiscal year 2023 annual incentive plan payout for Messrs. Alkire, McKasson and Klatsky was based 100% on the Corporate Score, for which the metrics, weightings, goals and payout ranges are summarized in the table below.

	Corporate Performance Metrics[1]	Weighting	Performance Goals[2]			Payout Range[4]	Achievement		
			Threshold[3]	Target[3]	Stretch[3]		2023 Actual Performance[1]	Achievement of Target	Payout Percentage[5]
Corporate Score (100%)	Revenue	35%	$1,334.8	$1,498.0	$1,527.7	0%—150%	$1,336.1	50.3%	17.6%
	Adjusted EBITDA[6]	35%	$ 474.9	$ 532.9	$ 543.5		$ 499.8	68.9%	24.1%
	Member Quality Index	10%	24%	26%	30%		32.0%	150.0%	15.0%
	Member Savings	10%	$ 778.5	$1,037.9	$ 1,556.9		$1,248.0	120.2%	12.0%
	Key Strategic Milestones	10%	50%	100%	150%		87.8%	87.8%	8.8%
								Corporate Score	77.5%

(1) See "—Annual Incentive Plan and Equity Plan Metrics Definitions" for the descriptions of these performance metrics.
(2) In millions for Revenue, Adjusted EBITDA and Member Savings.
(3) The payout range for each metric is 50% at threshold, 100% at target and 150% at or above stretch performance. The payout percentage for performance below threshold is 0%.
(4) The total annual incentive award is capped at 150% of target.
(5) Calculated as the weighting for each metric multiplied by the Achievement of Target column, based on the performance goal table. Percentages reflect interpolation between threshold and target, or target and stretch achievement, as applicable, and are rounded.
(6) See Appendix A for a description of the reconciliation of Non-GAAP Adjusted EBITDA to the nearest GAAP financial measure.

Performance Services and Supply Chain Services Segment Scores

Messrs. Anderson's and Hargraves' annual incentive plan payout was based 60% on the Corporate Score as summarized in the table above and 40% on the Performance Services Segment Score and Supply Chain Services Segment Score, respectively, for which the weightings, goals and payout ranges are summarized in the tables below.

	Performance Services Performance Metrics[1]	Weighting	Performance Goals[2]			Payout Range[4]	Achievement		
			Threshold[3]	Target[3]	Stretch[3]		2023 Actual Performance[1]	Achievement of Target	Payout Percentage[5]
Performance Services Segment Score (40%)	Revenue	50%	$432.7	$485.6	$495.2	0%—150%	$436.2	52.9%	26.5%
	Adjusted EBITDA[6]	50%	$134.2	$150.6	$153.6		$123.9	0%	0%
							Performance Services Segment Score		26.5%

(1) See "—Annual Incentive Plan and Equity Plan Metrics Definitions" for the descriptions of these performance metrics.
(2) In millions.
(3) The payout range for each metric is 50% at threshold, 100% at target and 150% at or above stretch performance. The payout percentage for performance below threshold is 0%.
(4) The total annual incentive award is capped at 150% of target.
(5) Calculated as the weighting for each metric multiplied by the percentage achievement based on the performance goal table. Percentages reflect interpolation between threshold and target, or target and stretch achievement, as applicable, and are rounded.
(6) See Appendix A for a description of the reconciliation of Non-GAAP Adjusted EBITDA and Non-GAAP Segment Adjusted EBITDA to the nearest GAAP financial measure.

PREMIER

	Supply Chain Services Performance Metrics[1]	Weighting	Performance Goals[2]			Payout Range[4]	Achievement		
			Threshold[3]	Target[3]	Stretch[3]		2023 Actual Performance[1]	Achievement of Target	Payout Percentage[5]
Supply Chain Services Segment Score (40%)	**Revenue**	25%	$902.2	$1,012.4	$1,032.5	0%—150%	$900.0	0%	0%
	Adjusted EBITDA[6]	75%	$467.0	$524.1	$534.5		$499.4	75%	56.3%
						Supply Chain Services Segment Score			**56.3%**

(1) See "—Annual Incentive Plan and Equity Plan Metrics Definitions" for the descriptions of these performance metrics.
(2) In millions.
(3) The payout range for each metric is 50% at threshold, 100% at target and 150% at or above stretch performance. The payout percentage for performance below threshold is 0%.
(4) The total annual incentive award is capped at 150% of target.
(5) Calculated as the weighting for each metric multiplied by the percentage achievement based on the performance goal table. Percentages reflect interpolation between threshold and target, or target and stretch achievement, as applicable, and are rounded.
(6) See Appendix A for a description of the reconciliation of Non-GAAP Adjusted EBITDA and Non-GAAP Segment Adjusted EBITDA to the nearest GAAP financial measure.

The table below sets out the weighting of goals, achievement percentages, target payouts and actual fiscal year 2023 annual incentive plan payouts for each NEO.

NEO	Weighting of Goals		Achievement Percentage (%)	Award Amounts	
	Corporate Score (%)	Segment Score (%)		Target (100% Payout) ($)	FY2023 Payouts ($)
Michael Alkire	100%	—	77.5%	1,612,500	1,249,688
Craig McKasson	100%	—	77.5%	794,516	615,750
Leigh Anderson	60%	40%	57.1%	456,349	260,462
David Hargraves	60%	40%	69.0%	295,864	204,140
David Klatsky	100%	—	77.5%	401,507	311,168

Our Equity Plan

Overview

We design our equity grants to align our NEOs' interests with those of our stockholders. In fiscal year 2023, the Compensation Committee granted equity awards to our NEOs, whereby 60% of the grant represented performance-based restricted stock units ("**Performance Shares**"), and 40% of the grant represented time-based restricted stock units ("**RSUs**"), as outlined in the chart below. The Compensation Committee feels this mix provides proper alignment with stockholders' interests and has an appropriate emphasis on long-term company performance. The Compensation Committee also believes this mix of equity vehicles supports our long-term objectives by emphasizing performance-based equity awards (Performance Shares) over time-based equity awards (RSUs).

The Compensation Committee determines the type of awards to be granted and the amount of individual awards granted to NEOs, based on an analysis of competitive long-term incentive market practices within our peer group generally, and across healthcare supply chain, technology and general industries (based on compensation surveys) for each executive's position.

The annual grant date for performance shares and RSUs is typically in the second month of the fiscal year; fiscal year 2023 equity awards were granted on August 22, 2022.

Our 2023 Equity Plan

RSUs
40%
Performance
Shares
60%

2023 Grant Calculations

The Compensation Committee uses the following calculation to determine the (i) target number of shares underlying performance shares and RSUs awarded to each NEO, and (ii) actual number of shares earned by each NEO under the performance shares at the end of the performance cycle.

Performance Shares Only:
Target Shares are adjusted at End of 3-Year Performance Cycle that determines Shares Issued
Annual Base Salary
X
Target Award (% of Annual Base Salary)
X
60% Performance Shares
40% RSUs
÷
Closing Price of Premier Common Stock (on Grant Date)
=
Target Performance Shares
X
Achievement Percentage (Adjusted EPS)
=
Shares Issued (before tax withholding)
Number of RSUs
=
Shares Issued @ Vesting (before tax withholding)

Target Award

NEOs' equity target awards are expressed as a percentage of annual base salary and are determined by the Compensation Committee annually based on each NEO's role, responsibilities, external market information (including the long-term incentive practices of our peer group) and long-term NEO potential and performance.

2023 Actions

Mr. Alkire's equity target percentage for fiscal year 2023 was increased from 475% to 490% and Mr. Klatsky's equity target percentage for fiscal 2023 was increased from 165% to 200%. In deciding on the increases, the Board and Compensation Committee considered the highly competitive nature of the market for executive talent and the perceived impact that the loss of Mr. Alkire and Mr. Klatsky would have on the Company's ability to implement its operational and strategic goals. All other NEOs' equity target percentages remained unchanged in fiscal year 2023.

Our NEOs' fiscal year 2022 and 2023 target equity incentive percentages are set out in the table below.

Name	2022 Equity Incentive Plan Target (% of base salary)	2023 Equity Incentive Plan Target (% of base salary)
Michael Alkire	475%	490%
Craig McKasson	325%	325%
Leigh Anderson	225%	225%
David Hargraves	165%	165%
David Klatsky	165%	200%

The fiscal year 2023 annual equity grants for our NEOs are summarized in the table below:

NEO	Annual Base Salary ($)	Equity Target Award (% of Base Salary)	Target Award ($)	Performance Shares Grant Value – 60% ($)	RSUs Grant Value –40% ($)	Target Performance- Shares (#)	RSUs (#)
Michael Alkire	1,075,000	490%	5,267,500	3,160,500	2,107,000	85,006	56,671
Craig McKasson	635,613	325%	2,065,742	1,239,445	826,297	33,337	22,225
Leigh Anderson	608,465	225%	1,369,046	821,428	547,619	22,094	14,729
David Hargraves	455,175	165%	751,039	450,623	300,416	12,121	8,081
David Klatsky	535,343	200%	1,070,685	642,411	428,274	17,279	11,519

Performance Shares

Performance shares are designed to focus management on driving achievement of long-term financial objectives and to maximizing stockholder return. The target number of performance shares granted to NEOs is based on the closing price of our common stock as of the grant date, August 22, 2022. The fiscal year 2023 grants are for the fiscal three-year performance cycle beginning on July 1, 2022, and ending June 30, 2025. Following the end of the performance cycle, the Compensation Committee will determine and award shares based on performance results. For performance below threshold, no shares will be awarded; for performance at threshold, 50% of target shares will be awarded; at target, 100% of target shares will be awarded; at stretch, 150% of target shares will be awarded. For performance between threshold and target or between target and stretch, the Compensation Committee will use straight-line interpolation to determine results and corresponding awards. Provided the Compensation Committee certifies performance at or above the threshold level, shares will generally be awarded in the first fiscal quarter following the end of the performance cycle. See the "Grants of Plan-Based Awards in Fiscal Year 2023" table under "—Executive Compensation Tables" below for potential share awards based on threshold, target and stretch performance.

Performance Goal for Performance Shares

The actual number of shares that will be awarded to our NEOs at the end of the performance cycle, pursuant to the fiscal year 2023 Performance Share grants, will be based 100% on Non-GAAP Adjusted EPS performance. See "—Annual Incentive Plan and Equity Plan Metrics Definitions" and Appendix A for a description of this metric. The specific EPS target for the fiscal 2023-2025 performance period is not publicly disclosed at the time of grant due to the proprietary and sensitive nature of the information. The full information about the EPS performance threshold, target and maximum levels and the actual performance result achieved will be disclosed following the completion of the applicable performance cycle.

The Compensation Committee used Non-GAAP Adjusted EPS for the fiscal year 2023 Performance Shares grant because it believes Adjusted EPS:

- Balances long-term top- and bottom-line growth;

- Is a critical indicator of the long-term operational strength of our business, including the ability to provide cash flows necessary to execute on our business and growth strategies and fund strategic capital expenditures; and

- Aligns performance with long-term stockholder value creation.

Amounts Earned under Fiscal Year 2021 Performance Share Grants

Fiscal year 2021 Performance Share grants vested based on aggregate Adjusted EPS for the performance period beginning on July 1, 2020 and ending on June 30, 2023.

Performance Shares Metric[1]	Weighting	2021—2023 Performance Cycle Results				Achievement Percentage
		Threshold	Target	Stretch	Actual Performance	
Aggregate Three-Year Non-GAAP Adjusted EPS	100%	$7.23	$7.52	$7.67	$7.47	91%

(1) See "—Annual Incentive Plan and Equity Plan Metrics Definitions" for the description of these metrics.

The number of shares issued to our NEOs under the 2021 Performance Share grants is equal to the target number of performance shares multiplied by the achievement percentage determined by the Compensation Committee, taking into account the adjustments noted above. The results are set forth below.

Name	Target Number of Performance Shares	Achievement Percentage	Number of Issued Shares
Michael Alkire [1]	44,527	91%	40,520
Craig McKasson	39,524	91%	35,967
Leigh Anderson	26,194	91%	23,837
David Hargraves	13,064	91%	11,889
David Klatsky	16,901	91%	15,380

(1) Mr. Alkire's original target number of performance shares was 56,227 and was adjusted in connection with his marital separation agreement.

Special Retention Award

In the normal course of business, management works with the Compensation Committee and Mercer to best understand the talent market for executives and other employees, among other reasons to maximize retention. In May 2023 we announced that the Company would be evaluating strategic alternatives to enhance value for stockholders. Our Board of Directors believes that this announcement and the departure of certain senior employees since the announcement heightened the need to review established compensation strategies intended to best position the Company's long-term development and growth and to promote stability among the leadership team. Based on this review, the Compensation Committee determined that a special equity retention award to Mr. Alkire would be warranted given his critical importance to the Company's business strategy and the strong market demand for leaders in healthcare. Accordingly, based on the recommendation of the Compensation Committee, in August 2023 the Board approved a special RSU award to Mr. Alkire in the amount of $3,000,000 (138,633 RSUs), with all shares vesting on the third anniversary of the grant date. The Board used RSUs rather than performance shares in order to maximize the retentive value of the awards and in light of the substantial portion of compensation that is already performance-based.

Annual Incentive Plan and Equity Plan Metrics Definitions

As noted above, we used Revenue, Non-GAAP Adjusted EBITDA and Non-GAAP Adjusted EPS for our NEOs' incentive plans. The Compensation Committee believes that Revenue, Adjusted EBITDA and Adjusted EPS reflect the items that management has under its control through operational performance.

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We believe Adjusted EBITDA assists our Compensation Committee and management in making financial, operating, and strategic decisions and in evaluating our performance on a consistent basis from period to period. Doing so removes the impact of earnings elements attributable to our asset base (primarily depreciation and amortization), certain items outside the control of our management team, e.g., taxes, other noncash items (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation), non-recurring items (such as strategic and financial restructuring expenses) and income and expense that has been classified as discontinued operations from our operating results.

We also believe Adjusted EPS aligns our long-term focus and our stockholders' interests while assisting our Compensation Committee and management in making financial, operating, and strategic decisions and in evaluating our performance on a consistent basis from period to period. Doing so removes non-cash items (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation) and non-recurring items (such as strategic and financial restructuring expenses).

See Appendix A to this proxy statement and our 2023 Form 10-K for additional information on our use of non-GAAP financial metrics and definitions of terms used in the table below as well as a reconciliation to comparable GAAP measures.

The table below describes the performance metrics we used for our NEOs' incentive plans for fiscal year 2023 and the rationale for each.

Metric	Definitions	Rationale
Revenue and Segment Revenue	Revenue is net revenue and consists of (i) services and software licenses revenue, which includes net administrative fees revenue and software licenses, other services and support revenue, and (ii) products revenue. Net administrative fees revenue consists of net GPO administrative fees in the Supply Chain Services segment. Products revenue consists of direct sourcing product sales, which are included in the Supply Chain Services segment. Software licenses, other services and support revenue consists primarily of fees generated by the Performance Services segment in connection with our SaaS-based clinical analytics products subscriptions, enterprise analytics licenses, professional fees for consulting services and other miscellaneous revenue, including PINC AI data licenses, performance improvement collaboratives, insurance services management fees and commissions from endorsed commercial insurance programs, third party administrator fees, fees from the centers of excellence program, cost containment and wrap network fees and fees from healthcare suppliers and providers under our electronic invoicing and payables platform. We recognize revenue in accordance with GAAP; please refer to Note 2—Significant Accounting Policies of our 2023 Form 10-K for more information. Segment revenue is also adjusted for certain intersegment adjustments in fiscal year 2023.	Revenue measures the top-line growth of the business through our diversification of offerings and core business growth with new and existing members.

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Metric	Definitions	Rationale
Non-GAAP Adjusted EBITDA	We define EBITDA as net income before income or loss from discontinued operations, net of tax, interest and investment income or expense, net, income tax expense, depreciation and amortization, and amortization of purchased intangible assets. We define Adjusted EBITDA as EBITDA before merger and acquisition-related expenses and non-recurring, non-cash or non-operating items and including equity in net income of unconsolidated affiliates. For all Non-GAAP financial measures, we consider non-recurring items to be income or expenses and other items that have not been earned or incurred within the prior two years and are not expected to recur within the next two years. Such items include certain strategic initiative and financial restructuring-related expenses. Non-operating items include gains or losses on the disposal of assets and interest and investment income or expense.	Adjusted EBITDA is an indicator of the operational strength and performance of the business. Adjusted EBITDA allows the Compensation Committee and management to assess performance without regard to financing methods and capital structure and without the impact of other matters that management does not consider indicative of the operating performance of the business.
Non-GAAP Segment Adjusted EBITDA	We define Segment Adjusted EBITDA as the segment's net revenue less cost of revenue and operating expenses directly attributable to the segment excluding depreciation and amortization, amortization of purchased intangible assets, merger and acquisition- related expenses and non-recurring or non-cash items, and including equity in net income of unconsolidated affiliates. Operating expenses directly attributable to the segment include expenses associated with sales and marketing, general and administrative, and product development activities specific to the operation of each segment. General and administrative corporate expenses that are not specific to a particular segment are not included in the calculation of Segment Adjusted EBITDA. Segment Adjusted EBITDA also excludes any income and expense that has been classified as discontinued operations.	Segment Adjusted EBITDA is an indicator of the operational strength and performance of the business segment. Segment Adjusted EBITDA allows the Compensation Committee and management to assess performance of the business segment without regard to financing methods and capital structure and without the impact of other matters that management does not consider indicative of the operating performance of the business.

Metric	Definitions	Rationale
Non-GAAP Adjusted Earnings Per Share ("**Adjusted EPS**")	We define Adjusted Earnings per Share as Adjusted Net Income divided by diluted weighted average shares. We define Adjusted Net Income as net income attributable to us (i) excluding income or loss from discontinued operations, net, (ii) excluding income tax expense, (iii) excluding the impact of adjustment of redeemable limited partners' capital to redemption amount, (iv) excluding the effect of non-recurring or non-cash items, including certain strategic initiative and financial restructuring-related expenses, (v) assuming, for periods prior to our August 2020 Restructuring, the exchange of all the Class B common units for shares of Class A common stock, which resulted in the elimination of non-controlling interest in Premier LP, and (vi) reflecting an adjustment for income tax expense on Non-GAAP net income before income taxes at our estimated annual effective income tax rate, adjusted for unusual or infrequent items. Reflects income tax expense at an estimated effective income tax rate of 26% of Non-GAAP adjusted income before income taxes for fiscal year 2023.	Non-GAAP Adjusted EPS measures the portion of total profit that is attributable to Premier's stockholders on a fully converted basis. Adjusted EPS aligns employees with our long-term focus and our stockholders' interests and is an indicator of the long-term operational strength and performance of the business. Adjusted EPS allows the Compensation Committee and management to assess performance without regard to financing methods and capital structure and without the impact of other matters that management does not consider indicative of the operating performance of the business.
Member Quality Performance Index	Index of hospitals surpassing the "top performance threshold" in the following three quality priorities: mortality, safety and readmissions. This index was developed to measure hospitals' quality of care performance. This index measures the number of hospitals in our (i) Quality Collaborative and (ii) Population Health Collaborative members of record on April 1, 2022, that meet or surpass the top performance thresholds in each quality measure (25th percentile as fixed in the baseline year of 2022). At the beginning of the year, performance goals are independently certified by National Economic Research Associates (NERA); at the conclusion of the year, actual performance attainment is also reviewed and certified by NERA.	The Member Quality Performance Index is an indicator of Premier's impact on members' quality performance. Aligns employees' interests with those of our members.

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Metric	Definitions	Rationale
Member Savings	Supply Chain-related savings opportunities identified and presented to members. Savings targets are defined as a percentage of fiscal year cohort baseline volume for the included cohort of members.	The member savings measure quantifies the value of members' partnership with Premier, aligned with our stated goal of providing tangible benefit to our members.
Key Strategic Milestones	A set of key strategic milestones identified as part of our strategic planning efforts.	The key strategic milestones create alignment with our most critical business strategies.

In our 2022 proxy statement, we disclosed that the Compensation Committee and Management were tracking the hypothetical results of a free cash flow metric to determine the appropriateness of inclusion in future executive compensation. As a result of tracking during fiscal year 2023, the Compensation Committee determined that free cash flow is an appropriate measure and it is included in the fiscal year 2024 annual incentive structure.

SECTION 4 – ADDITIONAL COMPENSATION PRACTICES AND POLICIES

Non-Qualified Deferred Compensation Plan

NEOs are eligible to participate in our voluntary, non-qualified executive Deferred Compensation Plan, which is provided for recruitment purposes and to assist executives in managing their future cash flow. The program allows NEOs to defer, on a pre-tax basis, up to 30% of their base salary and annual incentive plan award, and receive a company matching contribution of 100% of the first 3% deferred and 50% of the next 2% deferred. We provide this match for eligible compensation above the annual tax code compensation limit. Distributions are generally not allowed while NEOs are actively employed. The investment measures are similar to those offered to eligible employees in our 401(k) plan, and the plan does not offer above-market earnings. NEOs elect to receive post-separation distributions in either a lump sum or in annual installments over five years. For additional information on this program, see the "Summary Compensation Table for Fiscal Year 2023" and "Non-Qualified Deferred Compensation Benefits for Fiscal Year 2023" tables below.

Defined Contribution (401(k) Savings) Program

Our NEOs are eligible to participate in our qualified defined contribution 401(k) Plan, under which they have the opportunity to defer a portion of their eligible compensation, up to tax code limitations, and receive a company matching contribution of 100% of the first 3% of contributions and 50% of the next 2% of contributions. We provide this match for eligible compensation below the annual tax code compensation limit.

Employment Agreements

We extend employment agreements to our NEOs, which include non-compete covenants enforceable under the laws of North Carolina, where our corporate headquarters is located. The employment agreements provide severance protection before and after a change in control event and a minimum level of benefits to our NEOs during the term of the agreement. For additional details, see "Employment Agreements" below.

Change in Control Protection

We provide our NEOs with enhanced severance benefits and additional rights to payment of incentive compensation in the event of a separation of employment related to a change in control. We structure separation payments to help ensure that key personnel, including our NEOs, would be available to assist in the successful transition following a change in control and provide a competitive level of severance protection if the executive officer is involuntarily terminated without cause or resigns for good reason within two years following a change in control. We do not provide automatic vesting of benefits upon a change in control transaction irrespective of performance. In the event that payments in connection with a change in control would trigger an excise tax under Internal Revenue Code ("**Code**") Section 4999, our agreements limit payments to an amount that will not trigger this tax unless paying all the benefits would provide a larger after-tax benefit to the NEO. We do not provide any tax gross-ups for taxes payable on change in control benefits. We describe the severance arrangements and other benefits provided to NEOs on a change in control (as well as the equity treatment upon certain separations in the event of a change in control) under "Potential Payments Upon Termination" below.

Executive Perquisites

We do not offer our NEOs the executive perquisites that many of our peer group companies offer, such as personal use of company aircraft, company vehicles or auto allowances, personal drivers, health/country club memberships, etc. We offer our CEO reimbursement for out-of-pocket medical expenses (see "Employment Agreements" below for details). We also offer all employees disability benefits, which are calculated as a percentage of base salary, and for which our senior executives, including our NEOs, would be entitled to receive a higher benefit in the event of their disability. We do not provide tax gross-ups.

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Clawback Policies

We have adopted an executive compensation "clawback" policy, effective October 2, 2023, that complies with the requirements set forth in Nasdaq's listing standards and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Our new clawback policy applies to the incentive-based compensation of our executive officers and provides for:

- Recovery following any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period;

- Recovery based on the incremental amount paid as a result of the financial statement error;

- Application regardless of any fault on the part of the executive officer who received the compensation or whether the officer was responsible for or involved in preparing the financial statements subject to the restatement;

- Enforcement except in narrowly defined circumstances where (i) the direct expense paid to a third party to enforce the policy would exceed the amount of the recovery, (ii) the recovery would be illegal under home country law, or (iii) the recovery would likely cause an otherwise tax-qualified, broad-based retirement plan to fail to meet certain tax qualification requirements; and

- No indemnification of officers or insurance that covers amounts that are clawed back.

We also continue to have a clawback policy that the Board can apply to our executive officers in the event of certain acts that are considered employee misconduct. These acts include unlawful activity, fraud or intentional or willful misconduct that is materially detrimental to the Company, including any violation of Company policy, and violation of obligations contained in employment-related agreements.

Requiring Stock Ownership

To further align our NEOs' and stockholders' interests, the Compensation Committee requires each executive to accumulate and hold a significant amount of our common stock. We believe our stock ownership requirements are comparable to those of our peer group. The table below summarizes our ownership and holding requirement provisions.

Provisions	Description of Provisions
Ownership requirement	• Five times base salary for Mr. Alkire • Three times base salary for Mr. McKasson • One times base salary for our other executive officers
Time to meet requirement (phase-in period)	• Five years from the NEO's employment date or promotion to applicable executive level, whichever is later
Equity included as ownership	• Shares underlying unvested RSUs and time-based restricted stock awards • Earned performance-based shares and performance-based restricted stock awards • Shares owned directly • Shares owned indirectly (by a spouse or a trust for an immediate family member) • Shares held in our benefit plans
Holding requirements	• Until the ownership requirement is met, NEOs must hold shares acquired under our equity program (including stock after restrictions have lapsed, shares awarded under our performance- based awards and shares acquired upon the exercise of a nonqualified stock option), net applicable shares withheld for taxes or for payment of exercise price, as follows: • CEO – must hold 50% of net shares received (after tax withholding) from vesting of equity awards • All other NEOs – must hold 35% of net shares received (after tax withholding) from vesting of equity awards

The Compensation Committee evaluates the status of stock ownership requirements annually in August based on the NEO's stock holdings at June 30. As of June 30, 2023, each of the NEOs have satisfied their stock ownership requirements.

Trading Restrictions, Anti-Hedging and Anti-Pledging Policy

Our insider trading policy limits the timing and types of transactions in our securities by our directors and officers required to file reports under Section 16 of the Exchange Act, including our NEOs. In general, the policy:

- Prohibits our Section 16 insiders and other designated employees from trading our securities except during open trading window periods (following earnings releases) and only after they have obtained pre-clearance for such transactions or plan; as a matter of practice, in addition to the requirements of the policy, we also require that our NEOs trade in our securities only pursuant to a written trading plan adopted under SEC Rule 10b5-1;

- Prohibits our Section 16 insiders as well as all employees from trading in options, warrants, puts or calls or similar instruments involving our securities and "shorting" our securities; and

- Prohibits our Section 16 insiders as well as all employees from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities granted as compensation or held directly or indirectly by the Section 16 insider or employee.

Additionally, our insider trading policy prohibits our insiders from holding our securities in margin accounts or pledging our securities as collateral for a loan.

A copy of our insider trading policy may be accessed on our website under the Governance Documents tab at http://investors.premierinc.com/corporate-governance/default.aspx.

Tax Considerations

Code Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to a company's "covered employees," which generally includes our NEOs. Accordingly, we expect that compensation paid to our NEOs in excess of $1 million is generally not deductible, subject to an exception for certain compensation provided pursuant to a written binding contract in effect as of November 2, 2017.

The Compensation Committee believes that stockholder interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses. The Compensation Committee has approved compensation that is not fully deductible for income tax purposes.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2023, Helen Boudreau, Marc Miller, Marvin O'Quinn, and Richard Statuto served as members of the Compensation Committee. No member of the Compensation Committee is or has been an officer or employee of the Company and none had any related person transaction involving Premier during fiscal year 2023. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer has served as a member of the Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Following that review and discussion, the Compensation Committee recommended that the Board include the Compensation Discussion and Analysis in our proxy statement to be filed with the SEC in connection with our Annual Meeting and incorporate it by reference in our 2023 Form 10-K, filed with the SEC on August 23, 2023.

Compensation Committee:
Marc D. Miller (Chair)
Helen M. Boudreau
Marvin R. O'Quinn
Richard J. Statuto

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COMPENSATION TABLES

Summary Compensation Table for Fiscal Year 2023

For the fiscal year ended June 30, 2023, the following table shows compensation awarded or paid to, or earned by, our Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at the end of fiscal year 2023.

Name and Title	Year	Salary [1]	Bonus	Stock Awards [2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Michael J. Alkire *President and Chief Executive Officer*	2023	$1,070,875	$—	$5,267,551	$1,249,688	$211,689	$7,799,802
	2022	$1,041,707	$—	$4,987,520	$1,642,725	$185,948	$7,857,901
	2021	$ 897,743	$—	$2,812,860	$1,867,500	$144,983	$5,723,086
Craig McKasson *Chief Administrative and Financial Officer*	2023	$ 635,638	$—	$2,065,795	$ 615,750	$153,688	$3,470,870
	2022	$ 635,638	$—	$4,065,768	$ 828,680	$153,034	$5,683,120
	2021	$ 635,638	$—	$1,977,244	$ 989,173	$100,850	$3,702,904
Leigh T. Anderson *Chief Operating Officer*	2023	$ 608,489	$—	$1,369,078	$ 260,462	$137,585	$2,375,614
	2022	$ 608,489	$—	$4,369,074	$ 288,972	$130,884	$5,397,419
	2021	$ 608,489	$—	$1,310,409	$ 425,931	$ 57,196	$2,402,025
David A. Hargraves *Senior Vice President-Supply Chain*	2023	$ 455,194	$—	$ 751,110	$ 204,140	$ 33,979	$1,444,422
	2022	$ 455,175	$—	$ 751,085	$ 389,712	$ 30,184	$1,626,156
	2021	$ 455,193	$—	$ 653,538	$ 372,353	$ 28,837	$1,509,921
David L. Klatsky *General Counsel*	2023	$ 535,363	$—	$1,070,709	$ 311,168	$ 73,037	$1,990,277
	2022	$ 535,363	$—	$1,418,690	$ 418,772	$ 63,350	$2,436,174
	2021	$ 535,364	$—	$ 845,490	$ 499,876	$ 56,209	$1,936,939

(1) **Salary**: base salary earned in the corresponding fiscal year, from July 1 through June 30.
(2) **Stock Awards**: The amounts reported in the Stock Awards column are the grant date fair value of stock awards determined pursuant to ASC Topic 718, excluding the effect of any forfeitures. Amounts reflect the aggregate grant date fair value of the performance shares and RSUs granted to NEOs. Details for equity awards granted in fiscal year 2023 follow:

Name	2023 Annual RSUs	Grant Date Value of 2023 Annual RSUs ($)	2023 Performance Shares	Grant Date Value of Performance Shares ($)
Michael Alkire	56,671	2,107,028	85,006	3,160,523
Craig McKasson	22,225	826,326	33,337	1,239,469
Leigh Anderson	14,729	547,624	22,094	821,454
David Hargraves	8,081	300,452	12,121	450,658
David Klatsky	11,519	428,276	17,279	642,433

Performance shares provide an opportunity for employees to earn and vest in common stock if specified performance measures are met for a specified performance cycle, which is typically three years. If the minimum performance measure is not met, no award is earned. If at least the minimum performance measure is attained, the earned shares may range from 50% to 150% of the target number of shares. The amounts reported in this table for performance shares are disclosed at target (100%), which is the probable outcome (as of the grant date). Details regarding the performance shares' maximum values follow:

Name	2023 PSUs at Stretch Performance Level	Grant Date Value of 2023 PSUs at Stretch Performance Level ($)
Michael Alkire	127,509	4,740,785
Craig McKasson	50,005	1,859,186
Leigh Anderson	33,141	1,232,182
David Hargraves	18,181	675,970
David Klatsky	25,918	963,631

RSUs provide an opportunity for employees to vest in common stock if the employee remains employed through a specified date, typically three years from grant. The RSUs reported above and granted in fiscal years 2021, 2022 and 2023 are based on the fair value of our common stock on the grant date in the same manner as described above for performance shares.

There can be no assurance that the performance shares and RSUs granted to our NEOs will ever be earned or that the value of these awards as earned will equal the amounts disclosed in the Summary Compensation Table for fiscal year 2023. The stock price and other assumptions used to calculate the compensation cost is disclosed in *Note 13—Stock Based Compensation* to our consolidated financial statements included in our 2023 Form 10-K.

To see the value actually received under the 2020 performance shares with respect to the three-year performance cycle ended June 30, 2023, please refer to the "Option Exercises and Stock Vested in Fiscal Year 2023" table below. Additional information on all outstanding stock awards is reflected in the "Outstanding Equity Awards at June 30, 2023" table below.

(3) **Non-Equity Incentive Plan**: The amounts reported in the Non-Equity Incentive Plan column are earned by our NEOs under our Annual Incentive Plan for the performance period of fiscal year 2023.

Name	Annual Incentive Plan Award
Michael Alkire	$1,249,688
Craig McKasson	$ 615,750
Leigh Anderson	$ 260,462
David Hargraves	$ 204,140
David Klatsky	$ 311,168

(4) **All Other Compensation**: This column includes employer contributions to each NEO under our 401(k) plan, Deferred Compensation Plan and accrued dividend equivalents on unvested Restricted Stock Units as follows, and, for Mr. Alkire, reimbursement of his out-of-pocket medical expenses per his employment agreement.

Name	401(k) Plan	Deferred Compensation Plan	Dividend Equivalents
Michael Alkire	$13,200	$79,623	$117,213
Craig McKasson	$12,713	$37,367	$103,608
Leigh Anderson	$ 9,150	$22,558	$105,877
David Hargraves	$13,200	$ 0	$ 20,779
David Klatsky	$12,200	$21,662	$ 39,175

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Grants of Plan-Based Awards in Fiscal Year 2023

The following table sets forth information with respect to grants of plan-based awards to the NEOs during the fiscal year ended June 30, 2023.

Name	Grant Type	Grant Date	Approval Date	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock and Option Awards[3]
				Thresholds[2]	Target	Stretch[2]	Thresholds[2]	Target	Stretch[2]		
Michael Alkire	Annual Incentive[1]			$806,250	$1,612,500	$2,418,750					
	RSUs[4]	8/22/22	8/3/22							56,671	$2,107,028
	Perf Shares[5]	8/22/22	8/3/22				42,503	85,006	127,509		$3,160,523
Craig McKasson	Annual Incentive[1]			$397,258	$ 794,516	$1,191,774					
	RSUs[4]	8/22/22	8/3/22							22,225	$ 826,326
	Perf Shares[5]	8/22/22	8/3/22				16,668	33,337	50,005		$1,239,469
Leigh Anderson	Annual Incentive[1]			$228,174	$ 456,349	$ 684,523					
	RSUs[4]	8/22/22	8/3/22							14,729	$ 547,624
	Perf Shares[5]	8/22/22	8/3/22				11,047	22,094	33,141		$ 821,454
David Hargraves	Annual Incentive[1]			$147,932	$ 295,864	$ 443,796					
	RSUs[4]	8/22/22	8/3/22							8,081	$ 300,452
	Perf Shares[5]	8/22/22	8/3/22				6,060	12,121	18,181		$ 450,658
David Klatsky	Annual Incentive[1]			$200,753	$ 401,507	$ 602,260					
	RSUs[4]	8/22/22	8/3/22							11,519	$ 428,276
	Perf Shares[5]	8/22/22	8/3/22				8,639	17,279	25,918		$ 642,433

(1) Final terms and conditions of our fiscal year 2023 Annual Incentive Plan for our NEOs were approved in August 2022 and subsequently communicated to those executives.

(2) For the Annual Incentive Plan and Performance Shares, the Thresholds and Stretch amounts reflect 50% and 150%, respectively.

(3) Amounts represent the grant date fair value of stock awards determined pursuant to ASC Topic 718, excluding the effect of any forfeitures. Amounts reflect the aggregate grant date fair value of the performance shares and RSUs granted to NEOs.

(4) RSUs granted in August 2022 shall vest 100% of the shares on or about the third anniversary of the grant date.

(5) Performance shares granted in August 2022 vest on June 30, 2025, with payment thereafter based on the achievement of performance measures set at the beginning of fiscal year 2023.

Outstanding Equity Awards at June 30, 2023

The following table sets forth information with respect to each NEO's outstanding equity awards at June 30, 2023.

| Name | Award Date / Award Type | Option Awards | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[2]	Market Value of Shares or Units that Have Not Vested[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested[5]
Mike Alkire [6]	8/29/2014 / NQSO	35,736	0	$31.58	8/29/2024				
	8/31/2015 /NQSO	38,600	0	$35.65	8/31/2025				
	8/31/2016 / NQSO	22,157	0	$31.65	8/31/2026				
	8/25/2017 / NQSO	22,694	0	$32.90	8/25/2027				
	8/26/2020 / RSU					30,091	$ 832,317		
	8/26/2020 / PS					44,527	$1,231,617		
	8/23/2021 / RSU					52,778	$1,459,839		
	8/23/2021 / PS							79,167	$2,189,759
	8/22/2022 / RSU					56,671	$1,567,520		
	8/22/2022 / PS							85,006	$2,351,266
Craig McKasson	8/25/2017 / NQSO	2,729	0	$32.90	8/25/2027				
	8/26/2020 / RSU					26,349	$ 728,813		
	8/26/2020 / PS					39,524	$1,093,234		
	8/23/2021 / RSU					21,860	$ 604,648		
	8/23/2021 / RSU					52,910	$1,463,491		
	8/23/2021 / PS							32,790	$ 906,971
	8/22/2022 / RSU					22,225	$ 614,744		
	8/22/2022 / PS							33,337	$ 922,101
Leigh Anderson	5/29/2015 / NQSO	3,393	0	$38.32	5/29/2025				
	6/30/2016 / NQSO	1,199	0	$32.70	6/30/2026				
	8/31/2016 / NQSO	3,087	0	$31.65	8/31/2026				
	8/25/2017 / NQSO	8,424	0	$32.90	8/25/2027				
	8/26/2020 / RSU					17,463	$ 483,027		
	8/26/2020 / PS					26,194	$ 724,526		
	8/23/2021 / RSU					14,488	$ 400,738		
	8/23/2021 / RSU					79,365	$2,195,236		
	8/23/2021 / PS							21,731	$ 601,079
	8/22/2022 / RSU					14,729	$ 407,404		
	8/22/2022 / PS							22,094	$ 611,120

PREMIER

Name	Award Date / Award Type	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[2]	Market Value of Shares or Units that Have Not Vested[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested[5]
David Hargraves	5/29/2015 / NQSO	2,757	0	$38.32	5/29/2025				
	5/31/2016 / NQSO	300	0	$31.80	5/31/2026				
	8/31/2016 / NQSO	988	0	$31.65	8/31/2026				
	8/25/2017 / NQSO	7,443	0	$32.90	8/25/2027				
	8/26/2020 / RSU					8,709	$ 240,891		
	8/26/2020 / PS					13,064	$ 361,350		
	8/23/2021 / RSU					7,948	$ 219,842		
	8/23/2021 / PS							11,922	$ 329,763
	8/22/2022 / RSU					8,081	$ 223,520		
	8/22/2022 / PS							12,121	$ 335,267
David Klatsky	8/26/2020 / RSU					11,267	$ 311,645		
	8/26/2020 / PS					16,901	$ 467,482		
	8/23/2021 / RSU					9,348	$ 258,566		
	8/23/2021 / PS							14,021	$ 387,821
	5/5/2022 / RSU					14,504	$ 401,181		
	8/22/2022 / RSU					11,519	$ 318,616		
	8/22/2022 / PS							17,279	$ 477,937

(1) Stock options vested in three equal installments on or about the first, second and third anniversary of the award date.

(2) All RSUs vest 100% on or about the third anniversary of the award date. Performance shares with an award date of August 26, 2020 were paid at 91% of target value based on actual performance during the 2021-2023 performance period.

(3) The market value of RSUs was determined by multiplying the number of shares by $27.66, the closing price of the Company's common stock on June 30, 2023. The market value of performance shares was determined by multiplying the number of shares, determined based on actual performance during the 2021-2023 performance period, by $27.66, the closing price of the Company's common stock on June 30, 2023.

(4) 2021 and 2022 performance shares vest at the end of the applicable performance period, represented above based on 100% of target value

(5) The market value of 2021 and 2022 performance shares was determined by multiplying the number of shares reported above based on 100% of target value, by $27.66, the closing price of the Company's common stock on June 30, 2023.

(6) Mr. Alkire's shares disclosed in the table were adjusted to reflect transfers to his ex-spouse pursuant to a domestic relations order in connection with his marital separation agreement: (i) one-half of all outstanding option awards; (ii) total of 56,227 performance shares from August 26, 2020 adjusted to 44,527 shares for Mr. Alkire and 11,700 were transferred to his former spouse; and (iii) total of 37,485 unvested RSUs adjusted to 30,091 shares for Mr. Alkire and 7,394 shares were transferred to his former spouse.

Option Exercises and Stock Vested in Fiscal Year 2023

The following table sets forth information with respect to the exercise of stock options and vesting of stock awards (performance shares and RSUs) for each of the NEOs during the fiscal year ended June 30, 2023. NEOs are required to exercise stock options and/or trade stock exclusively via SEC Rule 10b5-1 trading plans which can be established only during open trading windows.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting[2]
Michael Alkire[3]	5,050	$141,400	55,834	$1,438,111
Craig McKasson	0	$ 0	52,895	$1,398,737
Leigh Anderson	0	$ 0	35,056	$ 927,009
David Hargraves	0	$ 0	21,582	$ 612,526
David Klatsky	0	$ 0	22,619	$ 598,133

(1) The amounts shown are calculated based on the fair market value of our common stock on the date of exercise for stock options. Mr. Alkire performed a "net exercise" for his September 25, 2013 non-qualified stock option grant, whereby no shares were sold and 197,401 outstanding shares were exercised. This exercise was transacted to avoid the expiration of outstanding shares, which would have occurred on June 30, 2023 without any action taken. Shares were withheld to pay exercise costs, including applicable taxes, resulting in 5,050 net shares that he currently holds.

(2) The amounts shown in this column include RSUs granted in fiscal year 2020 that vested during fiscal year 2023 and performance shares granted in fiscal year 2021 for which the last day of the performance cycle is June 30, 2023. The value of the RSUs is calculated based on the fair market value of our common stock on the date of the vesting. The value of the performance shares is calculated based on the closing price of our common stock on August 25, 2023 ($21.64), and achievement factors of 91% of target.

(3) The number of shares acquired on vesting for Mr. Alkire as disclosed in the table was based on an adjusted number of shares for the fiscal year 2020 RSUs (24,082 shares adjusted to 15,314 shares for Mr. Alkire and 8,768 shares transferred to his ex-spouse) and fiscal year 2021 performance shares (51,167 shares adjusted to 40,520 shares for Mr. Alkire and 10,647 shares transferred to his ex-spouse) reflecting transfers to his ex-spouse pursuant to a domestic relations order in connection with his marital separation agreement.

Non-Qualified Deferred Compensation Benefits for Fiscal Year 2023

Our NEOs are eligible to participate in the Premier, Inc. Deferred Compensation Plan which is described in the Compensation Discussion and Analysis section above. The following table sets forth information with respect to the Deferred Compensation Plan.

Name	Executive Contributions in Last Fiscal Year[1]	Company Contributions in Last Fiscal Year[2]	Aggregate Gains (Losses) in Last Fiscal Year[3]	Aggregate Withdrawals/ Distributions[4]	Aggregate Balance at Last Fiscal Year End[5]
Michael Alkire	$116,028	$79,623	$ 1,982,918	$0	$12,546,769
Craig McKasson	$ 62,600	$37,367	$ 247,306	$0	$ 3,852,271
Leigh Anderson	$ 43,448	$22,558	($ 3,727)	$0	$ 759,373
David Hargraves	$ 0	$ 0	$ 0	$0	$ 0
David Klatsky	$ 57,884	$21,662	$ 121,281	$0	$ 1,052,821

(1) The amounts shown were contributed by each NEO during fiscal 2023, which are also included in the "Salary" and "Non-Equity Incentive Compensation" columns of the Summary Compensation Table for Fiscal Year 2023.

(2) Company contributions were made in the form of matching contributions, which are included in the "All Other Compensation" column of the Summary Compensation Table for Fiscal Year 2023. The amounts shown reflect each participant's total account balance in the Deferred Compensation Plan as of the end of fiscal year 2023 (June 30, 2023).

(3) The earnings (losses) reflected in this column represent deemed investment earnings or losses for NEO accounts under the Deferred Compensation Plan and account administration fees borne by the employee. There is no guaranteed rate of return on amounts deferred under the Deferred Compensation Plan. No amounts included in this column are reported in the Summary Compensation Table for Fiscal Year 2023 because the Deferred Compensation Plan does not provide for above-market or preferential earnings.

(4) Active employees are not generally able to make withdrawals or receive distributions from the Deferred Compensation Plan.

(5) The amounts shown reflect each participant's total account balance in the Deferred Compensation Plan as of the end of fiscal year 2023 (June 30, 2023).

PREMIER

EMPLOYMENT AGREEMENTS

The material terms of the compensation provided to our NEOs pursuant to employment agreements between us and each executive are described below. See "Compensation Discussion and Analysis" above for a discussion of 2023 compensation determinations. See "Potential Payments Upon Termination" below for a description of the estimated payments and benefits that would be provided to our NEOs in connection with a termination of their employment or a change in control of our Company.

In connection with Mr. Alkire's transition to Chief Executive Officer, we entered into a new employment agreement with Mr. Alkire, effective May 1, 2021. Mr. McKasson's employment agreement is effective September 13, 2013. The term of the employment agreements for each of Mr. Alkire and Mr. McKasson is three years from the effective date, after which the employment agreement will be automatically extended by adding a one-year term upon each anniversary of the effective date, unless either party provides timely written notice to the contrary.

Additionally, we and each of Mr. Anderson, Mr. Hargraves and Mr. Klatsky entered into our standard employment agreements effective July 1, 2016, July 1, 2017, and July 1, 2016, respectively. There is no stated employment term under these agreements (i.e., employment is "at-will" whereby the employee may resign at any time for any reason and we may terminate their respective employment at any time for any reason). The agreements provide for certain restrictive covenant protections for us and extend minimum compensation and severance benefits for Mr. Anderson, Mr. Hargraves and Mr. Klatsky.

The employment agreements between us and the NEOs generally provide for the following:

- Base salaries for Messrs. Alkire, McKasson, Anderson, Hargraves and Klatsky were $1,075,000, $635,613, $608,465, $455,175 and $535,343, respectively, for fiscal year 2023, in each case subject to review in subsequent fiscal years.

- Participation in our Equity Incentive Plan.

- Participation in our benefits plans and programs.

- Incentive-based compensation forfeiture and clawback provisions subject to one or both of our compensation recoupment policies as in effect from time to time (see "—Clawback Policies" above for a discussion of these policies).

- Restrictive covenants, including confidentiality, non-compete and non-solicitation provisions that apply during and after the term of employment.

  - For Mr. Alkire and Mr. McKasson, if employment terminates, the confidentiality covenant survives for 60 months, and the non-compete and non-solicitation covenants survive for 24 months.

  - For Messrs. Anderson, Hargraves and Klatsky, if employment terminates, the confidentiality covenant survives 60 months, the non-compete covenant survives for 12 months and the non-solicitation covenant survives for 18 months.

- In addition to the above, the employment agreement for Mr. Alkire provides insurance coverage for purposes of providing supplemental coverage of out-of-pocket expenses, including deductibles, co-insurance, uncovered benefits, etc., and administrative fees for medical and dental care in accordance with the terms and conditions of the plan, subject to our sole discretion.

POTENTIAL PAYMENTS UPON TERMINATION

As noted under the "Employment Agreements" section above, the employment agreements and incentive arrangements for each NEO provide for certain payments and benefits upon their respective separation from our Company. The following table summarizes the provisions of those agreements and arrangements and sets forth potential payments and benefits under those agreements and arrangements assuming a separation date of June 30, 2023.

Name	Benefit or Payment	Trigger Events[1]		
		Involuntary Termination without Cause or Resignation with Good Reason[2]	Involuntary Termination without Cause or Resignation for Good Reason After Change in Control[3]	Retirement, Disability or Death[4]
Michael Alkire [9][10]	Annual Compensation Continuation	$ 3,292,188	$ 7,699,688	$ 3,292,188
	RSUs[5]	$ 2,136,901	$ 3,859,676	$ 2,136,901
	Performance Shares[6]	$ 3,084,256	$ 5,772,642	$ 3,084,256
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 44,682	$ 44,682	$ 44,682
	Total	**$8,558,026**	**$17,376,688**	**$8,558,026**
Craig McKasson [10]	Annual Compensation Continuation	$ 1,823,415	$ 4,088,104	$ 1,823,415
	RSUs[5]	$ 2,142,876	$ 3,411,695	$ 2,142,876
	Performance Shares[6]	$ 1,765,731	$ 2,922,307	$ 1,765,731
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 35,477	$ 35,477	$ 35,477
	Total	**$5,767,499**	**$10,457,583**	**$5,767,499**
Leigh Anderson	Annual Compensation Continuation	$ 868,927	$ 868,927	$ 868,927
	RSUs[5]	$ 2,176,648	$ 3,486,405	$ 2,176,648
	Performance Shares[6]	$ 1,170,239	$ 1,936,726	$ 1,170,239
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 46,198	$ 46,198	$ 46,198
	Total	**$4,262,013**	**$ 6,338,255**	**$4,262,013**
David Hargraves	Annual Compensation Continuation	$ 659,315	$ 659,315	$ 659,315
	RSUs[5]	$ 427,790	$ 684,253	$ 427,790
	Performance Shares[6]	$ 610,871	$ 1,026,380	$ 610,871
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 46,198	$ 46,198	$ 46,198
	Total	**$1,744,173**	**$ 2,416,145**	**$1,744,173**
David Klatsky	Annual Compensation Continuation	$ 846,510	$ 846,510	$ 846,510
	RSUs[5]	$ 700,158	$ 1,290,007	$ 700,158
	Performance Shares[6]	$ 778,906	$ 1,333,240	$ 778,906
	Stock Options[7]	$ 0	$ 0	$ 0
	Miscellaneous Payments[8]	$ 37,225	$ 37,225	$ 37,225
	Total	**$2,362,798**	**$ 3,506,982**	**$2,362,798**

(1) Other than the trigger events listed in the table above or as otherwise described in the notes below, in the event of a termination for cause, or a voluntary resignation, the NEOs would not receive any of the severance payments outlined above.

PREMIER

(2) For Mr. Alkire and Mr. McKasson, if terminated without cause or for resignation for good reason, we will pay 1.9 times the respective executive's annual base salary over 24 months following termination. Good reason applies only under the employment agreements for Mr. Alkire and Mr. McKasson and means a resignation due to (i) reduction in position, responsibilities or status or a change in title resulting in a material reduction in responsibilities or position; (ii) change in reporting responsibility; (iii) reduction in base salary; (iv) relocation to a location outside a 50-mile radius of the executive's primary office location; (v) our failure to make any material non-forfeited payments earned or (vi) failure of a successor to assume obligations under executives' employment agreements. A termination without cause under our employment agreements means an involuntary termination of the executive officer's employment for any reason other than death, disability, cause or, for Mr. Alkire and Mr. McKasson, good reason.

For all NEOs, the amounts in the table include the annual incentive plan bonus earned for fiscal year 2023 (equivalent to the Non-Equity Incentive Plan Compensation column amounts in the Summary Compensation Table), which had not actually been paid as of June 30, 2023.

(3) A termination upon a change in control (as defined in the 2013 Plan) is a termination without cause or a resignation for good reason, as applicable, within 24 months following a change in control.

For Mr. Alkire and Mr. McKasson, if terminated without cause or for resignation for good reason within 24 months following a change in control (as defined in the 2013 Plan), the severance we will pay is 2.4 times the respective executive's total annual compensation over 30 months following termination. "Total annual compensation" for this purpose means the sum of the executive's then annual base salary, plus the greater of (i) their target annual incentive plan bonus as of termination, or (ii) the average annual incentive plan bonuses paid during the 36 months preceding employment termination. The severance for Mr. Anderson, Mr. Klatsky and Mr. Hargraves is the same as that unrelated to a change in control.

For all NEOs, the amounts in the table include the annual incentive plan bonus earned for fiscal year 2023 (equivalent to the Non-Equity Incentive Plan Compensation column amounts in the Summary Compensation Table), which had not actually been paid as of June 30, 2023.

We do not provide our NEOs a "gross-up" of any golden parachute excise taxes under the Code. Our equity award agreements include a "modified cutback" provision. Benefits under these equity awards, the employment agreements and other plans and arrangements covering our NEOs are paid out in full or reduced so that the golden parachute excise tax is avoided, whichever produces a better after-tax result for the NEO.

Outstanding equity awards for NEOs following a change in control would be treated as follows: (i) RSUs: all unvested shares will vest upon involuntary termination or termination for good reason within 12 months following a change in control; (ii) Performance Shares: all shares will be paid out upon certification of the anticipated performance relative to performance goals from the start of the respective performance cycle to the date of the change in control as determined by the Compensation Committee; and (iii) NQSOs: all NQSOs will fully vest upon involuntary termination or termination for good reason within 12 months following a change in control. Any vested NQSOs would be exercisable for the time periods set forth in the respective award agreements, generally one year thereafter (but not beyond the original expiration date).

(4) In the event of a termination due to approved retirement (which means a voluntary resignation from our Company on or after attaining age 59.5, or attaining age 55 with five or more years of service), disability or death (other than after a change in control, which is covered above), NEOs would not receive any severance payments. Outstanding equity awards for the NEOs would be treated as follows upon a termination due to approved retirement, disability or death: (i) RSUs: pro rata portion of shares underlying RSUs equal to number of days of active service since the grant date divided by 1,095 days; (ii) Performance Shares: pro rata portion of the performance shares will be paid out upon certification of the actual results under each respective grant, based on the following formula: total number of shares (based on actual performance results) multiplied by the number of days of active service following the beginning of the respective performance cycle divided by 1,095 days; and (iii) NQSOs: the portion of the option that would have vested over the 12-month period following the date of termination will vest. Any vested NQSOs would be exercisable for the time periods set forth in the respective award agreements, generally one year thereafter (but not beyond the original expiration date).

For all NEOs, the amounts in the table include the annual incentive plan bonus earned for fiscal year 2023 (equivalent to the Non-Equity Incentive Plan Compensation column amounts in the Summary Compensation Table), which had not actually been paid as of June 30, 2023.

(5) The value of RSUs is calculated by multiplying the number of outstanding RSUs by the closing price of the Company's common stock on June 30, 2023 ($27.66). The amount of each RSU award included in the calculation for alternate scenarios is determined as described in notes 2, 3 and 4 above.

(6) The value of Performance Shares assumes target performance and is calculated by multiplying the number of Performance Shares awarded at target by the closing price of the Company's common stock on June 30, 2023 ($27.66). The amount of each Performance Share award included in the calculation for alternate scenarios is determined as described in notes 2, 3 and 4 above.

(7) NQSOs are all fully vested and would remain exercisable for a period of time as prescribed by the termination reason.

(8) Includes payments for COBRA (medical, dental, vision) and executive outplacement services.

(9) Equity award amounts for Mr. Alkire disclosed in the table reflect the following adjustments of original share award amounts granted to Mr. Alkire pursuant to a domestic relations order in connection with his marital separation agreement: (i) total of 56,227 performance shares from August 26, 2020 adjusted to 44,527 shares for Mr. Alkire and 11,700 were transferred to his former spouse; and (ii) total of 37,485 unvested RSUs adjusted to 30,091 shares for Mr. Alkire and 7,394 shares were transferred to his former spouse.

(10) Mr. Alkire's and Mr. McKasson's employment agreements provide for a two year consulting services arrangement after employment, pursuant to which they are obligated to provide specified services in exchange for a consulting fee of one-tenth of their respective base salaries at termination. These consulting fees are not reflected in the table.

In addition to the above table:

- NEOs' rights to receive severance benefits upon termination are conditioned upon the execution of a release of claims against us. Additionally, severance benefits may be reduced or terminated and equity awards may be forfeited if the executive breaches applicable restrictive covenant terms.

- Severance payments may be delayed to the extent necessary for compliance with Section 409A of the Code governing nonqualified deferred compensation.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Act, we are providing the following disclosure about the relationship of the annual total compensation of our median-paid employee to the annual total compensation of Mr. Alkire, our CEO. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices, and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For fiscal year 2023:

- The median of the annual total compensation of all of our employees, other than Mr. Alkire, was $109,210.
- Mr. Alkire's annual total compensation, as reported in the Total column of the 2023 Summary Compensation Table, was $7,799,802.
- Based on this information, the ratio of the annual total compensation of Mr. Alkire to the median of the annual total compensation of all employees is estimated to be 71 to 1.

Premier's CEO Pay Ratio was 67:1, 73:1 and 71:1 for fiscal years 2020, 2021 and 2022, respectively.

As permitted under the applicable SEC rules, to identify our median employee among our employee population, we used annualized target cash compensation (the combination of base salary and annual incentive plan bonus, at target) for all full- and part-time employees as of June 30, 2023, as a consistently applied compensation measure. We changed the determination date from April 1 in the 2021 proxy to June 30 for this year's proxy to align with our fiscal year end date. After identifying the median employee based on annualized target cash compensation, we calculated annual total compensation for that employee using the same methodology we use for our NEOs as set forth in the 2023 Summary Compensation Table.

PREMIER

PAY VERSUS PERFORMANCE

As required by the SEC's new pay versus performance ("**PvP**") disclosure rules as set forth in Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last three completed fiscal years. Under the PvP rules, the SEC has developed a new definition of NEO pay, referred to as "Compensation Actually Paid" ("**CAP**") which requires us to make various adjustments to amounts reported in the Summary Compensation Table ("**SCT**"). Due to the valuation component of CAP, the dollar amounts do not reflect the actual amounts of compensation earned or paid during the year.

As a general matter, our Board of Directors does not use CAP as a basis for making compensation decisions. We structure our executive compensation program to focus on stockholders' interests by incentivizing strategic and sustainable long-term performance. We believe our executive compensation program strikes an appropriate balance between using responsible, measured pay practices and effectively incentivizing our NEOs to dedicate themselves fully to value creation for our stockholders. Under our executive compensation program, we align pay and performance by making a significant portion of our NEO compensation contingent on achieving specific and challenging annual and long-term performance goals and increasing stockholder value. Importantly, because of the SEC-mandated formula for calculating CAP, year-to-year fluctuations in CAP reported for our NEOs may not correlate with our performance against our goals and the related compensation decisions made by our Board.

For further information concerning our pay-for-performance philosophy and how we align executive compensation with our performance, refer to "Section 3 — Elements of Our Executive Compensation Programs" beginning on page 41.

The PvP table below provides compensation values reported in our current and prior SCTs, as well as the CAP amounts required in this section for the fiscal years ending 2021, 2022 and 2023. Note that for our NEOs other than our CEO, compensation is reported as an average. Adjustments made to CEO and non-CEO NEO compensation to determine CAP from the SCT amounts are described in the sections that follow the table.

Year	SCT Total for Susan DeVore ($)[1]	Compensation Actually Paid to Susan DeVore ($)[1]	SCT Total for Michael Alkire ($)[2]	Compensation Actually Paid to Michael Alkire ($)[2]	Average SCT Total for Non-CEO NEOs ($)[3]	Average Compensation Actually Paid to Non-CEO NEOs ($)[3]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)[4]	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return ($)[4]	Net Income (Loss) MM ($)[5]	Adjusted EPS ($)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2023	—	—	7,799,802	4,764,095	2,320,296	1,110,952	87	159	175	2.50
2022	—	—	7,857,901	7,827,172	3,785,718	3,825,786	109	176	268	2.49
2021	8,874,885	547,577	5,723,086	4,384,217	2,387,947	1,978,360	104	181	305	2.48

(1) Susan DeVore served as CEO until May 1, 2021.
(2) Michael Alkire served as CEO in 2021 (since May 1, 2021), 2022, and 2023.
(3) Non-CEO NEOs for 2021-2023 were Leigh Anderson, David Hargraves, David Klatsky, and Craig McKasson.
(4) Total Shareholder Return ("**TSR**") assumes $100 is invested as of June 30, 2020. TSR represents cumulative return over the applicable period. The peer group used for this calculation is consistent with the peer group reported in the Stock Performance Graph in our 2023 Annual Report on Form 10-K.
(5) Net Income (Loss) reflected represents GAAP Net Earnings (Loss) as reported in our Annual Reports on Form 10-K for the relevant years.
(6) Under the PvP rules, we are required to identify a "Company-Selected Measure" ("**CSM**"), which is used for purposes of the PvP data and analysis presented below. The PvP rules specify that the CSM represents our most important financial measure (other than total shareholder return or net income) used to link fiscal year 2023 NEO CAP to our fiscal year 2023 performance. For purposes of the PvP rules, we have chosen Adjusted EPS as our fiscal year 2023 CSM (see Appendix A for the definition of this non-GAAP financial measure).

Ms. DeVore (CEO) Compensation

To determine the CAP amount in column (c) in the PvP table, the following amounts were deducted from and added to (as applicable) Ms. DeVore's total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	SCT Total for Susan DeVore ($)	SCT Reported Equity Award Value for Susan DeVore ($)	Equity Award Adjustments for Susan DeVore ($)[1]	Compensation Actually Paid to Susan DeVore ($)
2023	—	—	—	—
2022	—	—	—	—
2021	8,874,885	(5,383,970)	(2,943,338)	547,577

(1)   Represents the year-over-year change in the fair value of equity awards to Ms. DeVore as summarized below:

Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—
2021	—	1,060,221	—	131,670	(4,135,229)	—	(2,943,338)

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates. Dividends and other earnings are included as other income in the SCT, and therefore not reflected in the table above.

Mr. Alkire (CEO) Compensation

To determine the CAP amounts in column (e) in the PvP table, the following amounts were deducted from and added to (as applicable) Mr. Alkire's total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	SCT Total for Michael Alkire ($)	SCT Reported Equity Award Value for Michael Alkire ($)	Equity Award Adjustments for Michael Alkire ($)[1]	Compensation Actually Paid to Michael Alkire ($)
2023	7,799,802	(5,267,551)	2,231,844	4,764,095
2022	7,857,901	(4,987,520)	4,956,791	7,827,172
2021	5,723,086	(2,812,860)	1,473,991	4,384,217

(1)   Represents the year-over-year change in the fair value of equity awards to Mr. Alkire as summarized below:

PREMIER

Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	3,780,042	(1,241,171)	—	(307,027)	—	—	2,231,844
2022	4,583,763	244,482	—	128,546	—	—	4,956,791
2021	1,452,639	4,500	—	16,852	—	—	1,473,991

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates. Dividends and other earnings are included as other income in the SCT, and therefore not reflected in the table above.

Average Non-CEO NEO Compensation

To determine the CAP amounts in column (g) in the PvP table, the following amounts were deducted from and added to (as applicable) our Non-CEO NEO average total compensation as reported in the SCT, in accordance with Item 402(v) of Regulation S-K.

Year	Average SCT Total for Non-CEO NEOs ($)	Average SCT Reported Equity Award Value for Non-CEO NEOs ($)	Average Equity Award Adjustments for Non-CEO NEOs ($) (1)	Average Compensation Actually Paid to Non-CEO NEOs ($)
2023	2,320,296	(1,314,173)	104,829	1,110,952
2022	3,785,718	(2,651,154)	2,691,223	3,825,786
2021	2,387,947	(1,196,670)	787,083	1,978,360

(1) Represents the average of the year-over-year change in the fair value of equity awards to our Non-CEO NEOs as summarized below:

Year	Year End Fair Value of Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	943,063	(676,245)	—	(161,989)	—	—	104,829
2022	2,473,995	133,850	—	83,378	—	—	2,691,223
2021	779,640	186	—	7,257	—	—	787,083

In the table above, the equity values are computed in accordance with the methodologies used for financial reporting purposes, reflecting updated economic assumptions as of the valuation dates. Dividends and other earnings are included as other income in the SCT, and therefore not reflected in the table above.

Most Important Financial Performance Measures

As described above and in greater detail in the Compensation Discussion and Analysis section of this proxy statement, our executive compensation program reflects a pay-for-performance philosophy. Our compensation program incorporates goals that link pay and performance in alignment with our business strategies and the long-term interests of stockholders. In accordance with the PvP rules, we have listed below the most important financial performance measures (listed alphabetically) we used to link fiscal year 2023 NEO pay to performance.

Performance Measures
Combined Net Revenue
Adjusted EBITDA*
Adjusted EPS *

*   Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures. See Appendix A for the definitions of these measures.

The performance measures listed above are not ranked by relative importance, and their impact on fiscal 2023 NEO compensation varied depending on their weighting and the weightings of other financial and non-financial performance measures used by our Board (refer to the Compensation Discussion and Analysis section of this proxy statement for a more complete discussion).

Relationship between CAP and Performance Measures

The following charts describe the relationship of CAP to the performance measures listed in the PvP table above.

CAP vs. Premier 3-year Cumulative TSR vs. Peer 3-year Cumulative TSR



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CAP vs. Net Income (Loss)



CAP vs. Adjusted EPS



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information, as of the Record Date, regarding the beneficial ownership of shares of our common stock by (i) each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each of our directors, director nominees and Named Executive Officers listed in the Summary Compensation Table for Fiscal Year 2023 and (iii) all of our directors, director nominees and executive officers as a group. Unless otherwise indicated in a footnote, the business address of each person listed below is the address of our principal executive office, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277. We know of no arrangements, the operation of which may at a subsequent date result in the change of control of Premier, Inc.

In preparing the following table, we relied upon statements filed with the SEC by the beneficial owners of more than 5% of our outstanding shares of common stock pursuant to Sections 13 or 16 of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned.

Name	Common Stock Beneficially Owned[1]	
	# Shares	% of Class[2]
Greater Than 5% Beneficial Owners		
BlackRock, Inc.[3]	15,482,179	12.94%
Vanguard Group Inc.[4]	12,416,319	10.38%
Directors, Director Nominees and Named Executive Officers:		
Michael Alkire	352,139[5]	*
John Bigalke	17,649	*
Helen Boudreau	15,363	*
Jody Davids	20,199	*
Peter Fine[6]	28,016	*
Marc Miller[6]	28,016	*
Marvin O'Quinn[6]	28,016	*
Terry Shaw	—	—
Richard Statuto	28,016	*
Ellen Wolf	37,504	*
Craig McKasson	181,343[7]	*
Leigh Anderson	77,391[8]	*
David Hargraves	70,950[9]	*
David Klatsky	53,951[10]	*
Directors, Director Nominees and Executive Officers as a group (16 persons)[11]	**1,022,527[11]**	**0.85%**

* Represents less than 1%.

(1) According to the rules adopted by the SEC, a person is a beneficial owner of securities if the person or entity has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, conversion of a security or otherwise. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power, with respect to all shares of stock listed as owned by that person.

(2) The percentage of beneficial ownership is based upon 119,672,451 shares of common stock outstanding as of October 4, 2023.

(3) The information presented is based solely on the Schedule 13G filed with the SEC by BlackRock, Inc. ("BlackRock") on October 6, 2023, with respect to holdings at Septemer 30, 2023. The Schedule 13G indicates sole investment discretion with respect to 15,482,179 shares, defined

investment discretion with respect to no shares, sole voting authority with respect to 15,169,205 shares, shared voting authority with respect to no shares and no voting authority with respect to 312,974 shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(4) The information presented is based solely on the Schedule 13F-HR filed with the SEC by Vanguard Group, Inc. ("Vanguard") on August 14, 2023, with respect to holdings at June 30, 2023. The Schedule 13F-HR indicates sole investment discretion with respect to 12,187,181 shares, defined investment discretion with respect to 229,138 shares, sole voting authority with respect to no shares, shared voting authority with respect to 105,658 shares and no voting authority with respect to 123,480 shares. The address of Vanguard is P.O. Box 2600, V26, Valley Forge, PA 19482.

(5) Michael Alkire is our President and Chief Executive Officer. Includes 232,952 shares of common stock owned by Mr. Alkire and 119,187 shares of common stock that are issuable upon the exercise of currently exercisable options.

(6) As an executive officer of a member owner, such person may be deemed to share beneficial ownership of the shares held by the member owner with which he or she is affiliated, and such person disclaims beneficial ownership of any such shares, or any other shares held by affiliates of the applicable member owner.

(7) Craig McKasson is our Chief Administrative and Financial Officer. Includes 178,614 shares of common stock owned by Mr. McKasson and 2,729 shares of common stock that are issuable upon the exercise of currently exercisable options.

(8) Leigh Anderson is our Chief Operating Officer. Includes 61,288 shares of common stock owned by Mr. Anderson and 16,103 shares of common stock that are issuable upon the exercise of currently exercisable options.

(9) David Hargraves is our Senior Vice President of Supply Chain. Includes 59,462 shares of common stock owned by Mr. Hargraves and 11,488 shares of common stock that are issuable upon the exercise of currently exercisable options.

(10) David Klatsky is our General Counsel. Includes 53,951 shares of common stock owned by Mr. Klatsky.

(11) Includes the individuals identified in the table above and those additional individuals serving as executive officers as of the Record Date. Includes 873,020 shares of common stock and 149,507 shares of common stock that are issuable upon the exercise of currently exercisable options.

EXECUTIVE OFFICERS

The following table lists all of our executive officers who are not also directors. Each of our executive officers will hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal. There are no family relationships between any of our executive officers and our directors or director nominees. The business address of each of our executive officers is 13034 Ballantyne Corporate Place, Charlotte, NC 28277. The information provided is as of the Record Date. References to positions held at Premier LP are to positions held at the general partner of Premier LP both before and after our 2013 IPO.

Executive Officers Who are Not Directors



Age: 56

Title: Chief Administrative and Financial Officer

Craig S. McKasson

Experience:
- Chief Administrative Officer of Premier since April 2019, and Senior Vice President and Chief Financial Officer since 2013
- Chief Financial Officer of PHSI and Premier LP since 2010 and Vice President and Corporate Controller of PHSI and Premier LP from 1997 to 2010
- Member of the board of directors of the San Diego State University Fowler College of Business
- Member of the board of managers of FFF Enterprises, Inc. and Nufactor, Inc. since January 2021
- Former board member and current member of the finance committee of Saint Vincent De Paul Village Inc. (dba Father Joes Villages)
- Former member of the board of Global Healthcare Exchange, LLC and Innovatix, LLC
- Member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants
- Obtained a bachelor's degree in business administration and a Master of Science in accountancy from San Diego State University



Age: 56

Title: Chief Operating Officer

Leigh T. Anderson

Experience:
- Chief Operating Officer of Premier since September 2023
- President of Performance Services from July 2018 to September 2023
- Chief Information Officer of Premier from 2016 to 2018 and Chief Operating Officer for Information and Technology Services from 2013 to 2016
- Previously CIO of HealthTrust and Parallon Supply Chain at Hospital Corporation of America, a healthcare service provider consisting of locally managed hospitals and surgical centers, from 2011 to 2013
- Prior lead informatics roles with Global Healthcare Exchange, LLC, Longmont United Hospital, Whittman-Hart, US West and AT&T
- Previously served on the U.S. governing board of GS1, an international supply chain standards body with over 1,000,000 member companies, and on the board of directors of GHX
- Obtained a bachelor's degree from Hofstra University and a Master of Business Administration from Wake Forest University



Age: 54

Title: Senior Vice President of Supply Chain

David A. Hargraves

Experience:
- Senior Vice President of Supply Chain of Premier since July 2017
- Vice President of Strategic Sourcing of Premier from 2015 to 2017
- Previously Vice President of Clinical Supply Chain at University of Pittsburgh Medical Center from 2006 to 2015
- Prior roles include adjunct professor of sustainable supply chain management at Chatham University, supply chain leadership roles with Alcoa Corporation and Ariba Inc. and hospital corpsman and biomedical equipment technician for the U.S. Navy
- Obtained a Master of Business Administration with a concentration in healthcare finance from Waynesburg University, a bachelor's degree from Duquesne University and an Associates of Science degree in biomedical engineering technology from Penn State University

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Age: 61

Title: General Counsel

David L. Klatsky

Experience:
- General Counsel of Premier since July 2016
- Partner in the health practice group of McDermott Will & Emery LLP from 1992 to 2016, where he worked extensively with Premier and its affiliated companies since the organization's founding in 1996 through its initial public offering and corporate restructure in 2013 and served as chief outside counsel from 2007 to 2016
- Advised Fortune 500 companies, private equity firms and for-profit and tax-exempt healthcare services clients on the transactional and regulatory aspects of mergers, acquisitions and joint ventures in the healthcare sector and acted as the lead lawyer in a broad cross section of health industry transactions
- Obtained a bachelor's degree from Brown University and a Juris Doctor degree from the University of California—Los Angeles School of Law



Age: 52

Title: Chief Customer Officer

Andrew F. Brailo

Experience:
- Chief Commercial Officer of Premier since September 2023
- Chief Customer Officer Senior Vice President of Member Field Services from July 2015 to September 2023
- Served in key leadership roles in member field services for Premier since joining in 2001, including field training and development, member and field communications and development of critical and technical field specialists
- Obtained a bachelor's degree from Kutztown University



Age: 45

Title: Chief Accounting Officer

Crystal B. Climer

Experience:
- Chief Accounting Officer of Premier since September 2022
- Controller of Premier from November 2019 to September 2022
- Senior Director of Accounting July 2018 to November 2019
- Over 20 years of accounting and finance leadership
- Former accounting and finance leadership roles at BSN Medical, Roush Yates Engines and Springs Creative Products Group
- Certified Public Accountant in North Carolina, Certified Management Accountant and Certified Fraud Examiner

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% beneficial owners are required by the Exchange Act to furnish us with copies of all Section 16(a) forms they file. As an administrative matter, we assist our executive officers and directors by monitoring transactions and filing Section 16 reports on their behalf. Based on our records, compliance program and review of written representations and SEC filings, we believe that during fiscal year 2023 our executive officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements other than the inadvertent late filing of one Form 4 on behalf of Crystal Climer, our Chief Accounting Officer, to report a share acquisition transaction in November 2022.

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RELATED PERSON TRANSACTIONS

Policy on Oversight of Related Person Transactions

We have several written policies and codes in place that govern, among other things, related party transactions and potential conflicts of interest. In addition, several of the committees of our Board of Directors have oversight responsibility for related party transactions and potential conflicts of interest. Transactions between us and our directors, executive officers and significant (more than 5%) stockholders must be approved by our Audit and Compliance Committee, which is comprised of independent members of our Board of Directors. Pursuant to its charter, the Audit and Compliance Committee is responsible for the review and approval of all related party transactions requiring disclosure under SEC Regulation S-K Item 404 (i.e., those in excess of $120,000). The Audit and Compliance Committee also oversees compliance with the Board Conflicts of Interest Policy, including related party transactions. In addition, the Member Agreement Review Committee is responsible for reviewing and providing feedback to our management with respect to non-ordinary course transactions between us or our subsidiaries and our member owners and also for assessing risks associated with agreements that we enter into with our member owners.

The above committees are permitted to engage outside advisors and other professionals to assist them with their stated duties, including evaluating and approving any transaction between us and any related party.

For more information regarding the evaluation of related party transactions and potential conflicts of interest, see "Corporate Governance and Board Structure—Corporate Governance—Code of Ethics," "—Committees of the Board of Directors—Audit and Compliance Committee," and "—Member Agreement Review Committee" above.

RELATED PERSON TRANSACTIONS IN FISCAL YEARS 2023 AND 2022

Consulting Arrangements with Former Directors

Effective September 1, 2021, former directors Stephen R. D'Arcy, David H. Langstaff and William E. Mayer (each a "Consultant") each entered into a Consulting Agreement with us which expired on August 31, 2022. The Consultants provided consulting and advisory services with respect to strategic issues concerning our business, as requested by our Chief Executive Officer from time to time. As compensation under the Consulting Agreements, each Consultant received an award of restricted stock units (RSUs) under our 2013 Plan, with a grant date value of $250,000. The RSU awards vested at the end of the one-year term of the Consulting Agreement. In addition, Mr. Mayer received a cash payment of $75,000, payable in four equal quarterly installments. No other consideration was paid to the Consultants. The Consulting Agreements were reviewed and approved by the Audit and Compliance Committee and the Board, and the RSU awards provided for in the Consulting Agreements were approved by the Compensation Committee and the Board. The foregoing is a summary description of the terms and conditions of the Consulting Agreements and the RSU Agreements and is qualified in its entirety by reference to such agreements, each filed with the SEC on September 7, 2021 on a Current Report on Form 8-K.

Consulting Arrangement with Susan D. DeVore

In connection with Susan D. DeVore's resignation as our Chief Executive Officer, we entered an amendment to Ms. DeVore's employment agreement, effective February 1, 2021. Among other things, Ms. DeVore's amended employment agreement provided for a consulting services arrangement, whereby Ms. DeVore agreed to provide, at our discretion, up to 40 hours per month (or additional hours with her consent) of consulting services related to our operations, management, member relationships and strategic objectives for a period of 24 months following her retirement. In exchange for Ms. DeVore's agreement to provide these services, we paid her $60,000 per month during the first 12 months and $9,375 per month during the second 12 months. The foregoing is a summary description of the terms and conditions of Ms. DeVore's amended employment agreement and is qualified in its entirety by reference to such agreement filed with the SEC on February 2, 2021 on a Current Report on Form 8-K.

REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE

The following Report of the Audit and Compliance Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent Premier specifically incorporates such information by reference.

The Board of Directors has the ultimate authority for effective corporate governance, including the role of oversight of Premier's management. The Audit and Compliance Committee's purpose is to assist the Board of Directors in fulfilling its responsibilities to Premier and its stockholders by overseeing the accounting and financial reporting processes, the qualifications and selection of the independent registered public accounting firm engaged by the Company, the Company's Ethics and Compliance Program as directed by the Chief Ethics and Compliance Officer, and the performance of the internal auditors and independent registered public accounting firm. The Audit and Compliance Committee members' functions are not intended to duplicate or to certify the activities of Premier's management or Premier's independent registered public accounting firm.

The Audit and Compliance Committee also focuses on risk oversight, including financial, legal and regulatory and ethical risks. The Audit and Compliance Committee also oversees the cyber risk management program, which is designed to monitor, mitigate and respond to cyber risks, threats and incidents, and reviews periodic reports from our Chief Information Security Officer, President of Performance Services and Chief Financial Officer, including developments in cyber threat environment and cyber risk mitigation efforts. In addition, the Audit and Compliance Committee has established a whistleblower policy to (i) facilitate reporting in good faith any complaint of inappropriate conduct and participation in the investigation of such complaint, (ii) encourage proper individual conduct, (iii) alert the Audit and Compliance Committee of potential issues before such inappropriate conduct has serious adverse consequences and (iv) instill protections for bringing such inappropriate conduct to our Company's attention.

The Audit and Compliance Committee oversees related-party transactions and the Board Conflict of Interest Policy to better ensure that each of our directors and officers can exercise the powers and duties thereof in the best interests of us and our stockholders and not to further the interests of such director or officer or the interests of another person (including a family member) or entity, including any member organization.

One of the key responsibilities of the Audit and Compliance Committee is the appointment and/or retention of the independent registered public accounting firm. As part of its annual evaluation regarding the reappointment of EY as our independent registered public accounting firm, the Audit and Compliance Committee carefully considers EY's qualifications, performance and tenure. The basis for the Audit and Compliance Committee's determination to reappoint EY as our independent registered public accounting firm for fiscal year 2024 is discussed above under "Item 2—Ratification of Appointment of Independent Registered Public Accounting Firm". Additional responsibilities of the Audit and Compliance Committee are set forth under its charter and are discussed in more detail under the heading "Committees of the Board of Directors—Audit and Compliance Committee" above.

In its oversight role, the Audit and Compliance Committee relies on the expertise, knowledge and assurances of management, our internal auditors and EY, our independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements and for the public reporting process. EY is responsible for performing an independent audit of Premier's consolidated financial statements and for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the United States. In this context, the Audit and Compliance Committee:

- reviewed and discussed with management and EY the fair and complete presentation of Premier's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the fiscal year ended June 30, 2023, and EY's audit of the Company's internal controls over financial reporting for the fiscal year ended June 30, 2023);

- discussed with EY the matters required to be discussed by the auditors with the Audit and Compliance Committee under the applicable rules adopted by the PCAOB and the SEC; and

- received the written disclosures and the letter from EY required by the applicable rules of the PCAOB (Communication with Audit Committees Concerning Independence) and discussed with EY its independence from the Company and its management.

The Audit and Compliance Committee also discussed with Premier's internal auditors and EY the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors and EY the effectiveness of the Company's internal control over financial reporting, the significant accounting policies applied by Premier in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors and EY.

The Audit and Compliance Committee was kept apprised of the progress of management's assessment of Premier's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit and Compliance Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements for the fiscal year ended June 30, 2023 be included in our 2023 Form 10-K for filing with the SEC. The Audit and Compliance Committee has selected EY as the Company's independent registered public accounting firm for fiscal year 2024.

Members of the Audit and Compliance Committee

Ellen C. Wolf, Chair
John T. Bigalke
Helen Boudreau
Jody R. Davids
Peter S. Fine

ITEM 3 – APPROVAL OF THE PREMIER, INC. 2023 EQUITY INCENTIVE PLAN

Through September 24, 2023, we maintained the 2013 Equity Incentive Plan (which we refer to as the "**2013 Plan**") for the benefit of our eligible employees, non-employee directors and certain other service providers of us, our subsidiaries and our affiliates. Our stockholders are being asked to approve the successor to that plan, the Premier, Inc. 2023 Equity Incentive Plan (which we refer to in this Item 3 as the "**Plan**"), which was approved by the Board of Directors on August 10, 2023 and will become effective as of December 1, 2023 (the "**Effective Date**"), subject to stockholder approval. The Plan is attached as Appendix B to this proxy statement and is incorporated herein by reference.

The Plan, if approved by our stockholders, will replace and succeed the 2013 Plan, and be applicable to all equity awards granted on or after the Effective Date. No further awards will be made under the 2013 Plan from and after September 24, 2023. The terms and conditions of outstanding equity awards previously granted under the 2013 Plan will not be affected by the adoption or approval of the Plan, and the 2013 Plan and any underlying award agreement will continue to apply to all such equity awards granted under the 2013 Plan.

We are seeking shareholder approval of 6,000,000 shares for issuance under the Plan. The number of shares takes into account that we will not issue any new awards under the 2013 Plan. As of October 13, 2023, the closing price of our common stock was $19.98 per share.

Dilution and Run Rate

Dilution measures the potential dilutive effect of outstanding equity awards and future equity awards available for grant. Dilution is defined as equity awards outstanding but not exercised or earned, plus equity awards available to be granted ("**available equity award shares**"), divided by total outstanding common stock, plus the available equity award shares. Our dilution, assuming outstanding performance shares payout at 100% (target), as of June 30, 2023, was 6%. For reference, if outstanding performance shares pay out at 150% (stretch, or maximum), our dilution, as of June 30, 2023, was 6.6%.

The following table sets forth information regarding equity awards granted and earned, the run rate for each of the last two fiscal years and the average run rate over the last two years.

Fiscal Year ending	Run Rate
June 30, 2022	2.2%
June 30, 2023	3.0%
Average Run Rate over two years	2.6%

We manage our run rate of awards granted over time to levels we believe are reasonable in light of growth and changes in our business and number of outstanding shares, while ensuring our executive compensation program is externally competitive, motivational and retentive.

Summary of Plan Changes

The Plan incorporates the provisions of the 2013 Plan with certain minor changes, include the following items:

- Includes a term through December 31, 2033. The 2013 Plan terminated on September 24, 2023.
- Eliminates provisions related to performance-based awards under Section 162(m) of the Code, which are no longer relevant under current law.
- Provides that the requirements for vesting terms do not apply to up to 5% of the shares authorized under the Plan.
- Shares withheld to satisfy tax withholding or tendered to pay the exercise price of an option under the Plan and shares repurchased on the open market with the proceeds of an option exercise are not again available as authorized shares under the Plan.

PREMIER

- Clarifies that tax withholding is permitted up to the maximum amount allowed by law.
- Revises the governing law to be North Carolina, rather than Delaware.
- Provides that the Committee may delegate authority to grant, administer, and interpret equity awards for participants who are not Non-Employee Directors or executive officers to the Chief Executive Officer, Chief Human Resources Officer, or other such person as the Chief Executive Officer may designate.

If the requisite stockholder approval is not obtained, the Plan will not take effect.

Description of the Premier, Inc. 2023 Equity Incentive Plan

The following is a description of the principal terms of the Plan. The summary is qualified in its entirety by the full text of the Plan, included as Appendix B to this proxy statement.

Purpose

The purposes of the Plan are to attract and retain employees, directors and consultants who will provide services to us, our subsidiaries and our affiliates and to provide such persons with incentives and rewards for superior performance. To accomplish these purposes, the Plan provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance share awards, performance units, other equity-based awards and cash-based awards.

Administration

The Plan is administered by the Compensation Committee of the Board of Directors. Our Compensation Committee determines who receives awards under the Plan, the number of shares of stock, share units and/or dollars covered by such award and the terms and conditions of each award. Within the terms of the Plan, our Compensation Committee may accelerate the vesting of any award and modify, cancel or substitute any awards. In addition, our Compensation Committee interprets the Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the Plan or any awards granted under the Plan as it deems to be appropriate. Our Compensation Committee may delegate the authority to make awards to any subcommittee of our Board of Directors or to our Chief Executive Officer, Chief Human Resources Officer, or other such person as the Chief Executive Officer may designate, the authority to make awards to employees who are not non-employee directors or executive officers.

Available Shares

In 2013, when we established the 2013 Plan, we reserved 11,260,783 shares of our common stock for issuance under the 2013 Plan. We increased the number of shares reserved under the 2013 Plan to 14,760,783 when we amended and restated the 2013 Plan in 2018. As of September 24, 2023, when the 2013 Plan expired, there were 2,267,184 shares remaining available for issuance under the 2013 Plan. These shares are no longer available for issuance under the 2013 Plan. The Company proposes that 6,000,000 shares will be available for issuance under the new Plan. These shares may be shares of original issuance, shares held in treasury or shares that have been reacquired by us. The number of our shares of common stock authorized for grant under the Plan is subject to adjustment, as described below. Awards that are to be settled by issuing shares are only counted against the number of shares available under the Plan to the extent shares are actually issued under those awards. Shares withheld to satisfy tax withholding obligations or tendered to pay the exercise price of an option under the Plan and shares repurchased on the open market with the proceeds of an option exercise will not again be available for grant under the Plan.

Director Compensation

The aggregate value of equity awards granted to, and cash compensation earned by, any individual non-employee director during any calendar year may not exceed $500,000. The value of equity granted to a non-employee director is determined as of the grant date. With respect to stock options and stock appreciation rights, the equity value is determined based on the pricing model we use to report our financial results and assumptions set forth in our SEC filings. With respect to other equity awards, the equity value is the fair market value of a share of our common stock as of the grant date.

Eligibility for Participation; Minimum Vesting and Performance Period

Our Compensation Committee may grant awards to employees and consultants; provided, however, only employees shall be eligible to receive incentive stock options, or ISOs. Our Board of Directors may grant awards to non-employee directors. As of October 1, 2023, based on our current equity award practices, approximately 400 employees and non-employee directors would be eligible to receive awards under the Plan if it were then in effect (although we note that we had a total population of approximately 2,780 employees and non-employee directors as of that date). Awards will vest no more rapidly than pro rata over a three-year period and may not have a vesting period of less than one year, and awards that vest based on performance goals will have a minimum performance period of twelve months. The Compensation Committee can grant awards up to 5% of the maximum shares authorized under the Plan with vesting periods and performance periods that do not meet these requirements. The Compensation Committee can also provide for or permit acceleration of vesting in the event of a change in control or the participant's death, disability or other qualifying termination of service.

Award Agreement

Awards granted under the Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the Compensation Committee in its sole discretion.

Nonqualified Stock Options

An award of a nonqualified stock option grants a participant the right to purchase a certain number of shares of our common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of a share of our common stock on the grant date. The term of a nonqualified stock option may not exceed 10 years from the date of grant. The exercise price may be paid, in the Compensation Committee's sole discretion, with cash or check, shares of our common stock already owned by the participant, a reduction in shares issuable upon exercise which have a value equal to the exercise price, to the extent permitted by law, with proceeds from a sale of shares from broker-assisted cashless exercise, any other consideration deemed appropriate by the Compensation Committee or any combination of the foregoing, in each case permitted by the Compensation Committee. A nonqualified stock option is an option that does not meet the qualifications of an incentive stock option ("**ISO**"), as provided in Section 422 of the Code and summarized in part below.

Incentive Stock Options

An ISO is a stock option that meets the requirements of Section 422 of the Code, which include that the option have an exercise price of no less than 100% of fair market value of a share of our common stock on the grant date, have a term of no more than 10 years and be granted from a plan that has been approved by stockholders.

Stock Appreciation Rights

A stock appreciation right ("**SAR**") entitles the participant to receive a percentage (up to 100%) of the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR, multiplied by the number of shares subject to the SAR. Payment to a participant upon the exercise of a SAR may be in cash or shares of our common stock. No SAR may be exercised more than 10 years from the date of grant.

Restricted Stock

A restricted stock award is an award of outstanding shares of our common stock that does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by our Compensation Committee, and which may be forfeited if conditions to vesting are not met. Participants generally receive dividend payments on the shares subject to their award during the vesting period (unless the awards are subject to performance-vesting criteria) and are also generally entitled to vote the shares underlying their awards.

Restricted Stock Units

A restricted stock unit is an award denominated and settled in shares of our common stock, subject to terms and conditions determined by our Compensation Committee. Participants do not have voting rights, but our Compensation Committee may authorize dividend equivalent payments subject to the same vesting terms that apply to the underlying restricted stock unit.

Other Stock-Based Awards

The Plan provides our Compensation Committee the discretion to grant other awards payable in shares, such as deferred stock units and unrestricted shares. In the event of such an award, the Compensation Committee would determine the terms and conditions of such award, including any vesting criteria applicable thereto.

Cash-Based Awards

A cash-based award is a cash-denominated award which the Compensation Committee may grant to participants, subject to conditions determined by the Compensation Committee, which conditions may include the achievement of individual or company performance objectives. Each cash-based award will specify a payment amount, formula or payment ranges as determined by the Compensation Committee. Payment with respect to any cash-based award shall be made in cash.

Performance Share Awards

The Plan authorizes our Compensation Committee to grant performance share awards, which may be payable in shares, share units or cash. Performance share awards vest and become payable upon the achievement of performance objectives within a period of time specified by our Compensation Committee. No dividend equivalents shall be made with respect to any performance share award. Performance share awards may be subject to the achievement of specified performance objectives. Performance objectives may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or a subsidiary, division, department or function within our company or a subsidiary of ours in which the participant is employed. Performance objectives may be measured on an absolute or relative basis, and relative performance may be measured by a group of peer companies or by a financial market index. The Plan provides the Compensation Committee discretion to modify performance goals as it deems appropriate or increase or decrease the amount payable at a given level of performance.

Annual Limits

The maximum number of shares of our common stock with respect to which any stock option or stock appreciation right may be granted under the Plan during any calendar year to any eligible individual is 500,000. The maximum number of shares with respect to an award other than a stock option or stock appreciation right that may be granted under the Plan during any calendar year to any eligible individual is 500,000, or if the award is paid in cash or other property, no more than the value of 500,000 shares (calculated on the date the award vests). The maximum value of a cash payment made under a performance award is $3,000,000 if the performance period is 12 months or less and $6,000,000 if the performance period is more than 12 months.

Change in Control

Except as otherwise provided in an award agreement, in the event of a Change in Control (as defined in the Plan), our Compensation Committee may, but shall not be obligated to, (i) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an award; (ii) cancel awards for a cash payment equal to their fair value (as determined in the sole discretion of our Compensation Committee) which, in the case of options and SARs, shall be deemed to be equal to the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares subject to such options or SARs (or, if no consideration is paid in any such transaction, the fair market value of the shares subject to such options or SARs) over the aggregate strike price; (iii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder as determined by our Compensation Committee in its sole discretion; (iv) terminate options without providing accelerated vesting or (v) take any other action with respect to awards that the Compensation Committee deems appropriate. The treatment of awards upon a Change in Control may vary among participants in our Compensation Committee's sole discretion. Performance awards will be settled upon a Change in Control as determined by the Compensation Committee in its sole discretion based upon the extent to which the performance goals for any such awards have been achieved after evaluating actual performance over the course of the performance period until the date of the Change in Control and the anticipated level of performance as of the date of the Change in Control.

Repricing

The terms of a stock option or stock appreciation right cannot be amended to lower the strike price, and options and stock appreciation rights may not be cancelled in exchange for cash, other awards or stock options and stock appreciation rights with a strike price lower than the strike price of the cancelled stock options or stock appreciation rights without, in each case, stockholder approval.

Recoupment and Clawback

All awards granted under the Plan are subject to any compensation recovery policy and all awards (and any proceeds) are subject to any clawback policy we may implement, including any policy implemented to comply with legal requirements, such as the Dodd-Frank Act or the rules promulgated thereunder. See "—Clawback Policies" above for more information.

Amendment and Termination

The Plan may be amended or terminated by our Board of Directors at any time, but no amendment may be made without stockholder approval if it would increase the number of shares issued or available under the Plan, materially expand benefits accruing to plan participants, reduce the minimum exercise price of an option or base price of an SAR granted under the Plan, modify the eligibility criteria for participation in the Plan, increase per-person limits or the number of shares which may be issued, delete or limit the prohibition against repricing or otherwise require approval by stockholders in order to comply with applicable law or the rules of a national stock exchange on which the shares subject to the Plan are listed. Unless required to comply with applicable laws, no termination, suspension or amendment of the Plan may adversely affect the right of any participant with respect to a previously granted award without the participant's written consent.

Transferability

Awards granted under the Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the Compensation Committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Effective Date; Term

If approved by stockholders at the Annual Meeting, the Plan will be effective as of December 1, 2023. No award will be granted under the Plan on or after December 31, 2033. Awards granted before such date will continue in effect.

Certain U.S. Federal Income Tax Consequences

Federal Income Tax Consequences of Equity Incentive Plan Awards

The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the Plan, based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, which may be substantially different.

Nonqualified Stock Options. Generally, a participant will not recognize taxable income on the grant or vesting of a nonqualified stock option. Upon the exercise of a nonqualified stock option, a participant will recognize ordinary income in an amount equal to the difference between the fair market value of our common stock received on the date of exercise and the option cost (number of shares purchased multiplied by the exercise price per share). We will ordinarily be entitled to a deduction on the exercise date equal to the ordinary income recognized by the participant upon exercise.

Incentive Stock Options. No taxable income is recognized by a participant on the grant or vesting of an ISO. If a participant exercises an ISO in accordance with its terms and does not dispose of the shares acquired within two years after the date of the grant of the ISO or within one year after the date of exercise, the participant will not, upon exercise, recognize ordinary income or capital gain or loss, and we will not be entitled to a deduction by reason of the grant or exercise of the ISO; however, the excess of the fair market value over the exercise price of the shares acquired is an item of adjustment in computing alternative minimum tax of the participant. If a participant holds the shares acquired for at least one year from the exercise date and does not sell or otherwise dispose of the shares for at least two years from the grant date, the participant's gain or loss upon a subsequent sale will be long-term capital gain or loss equal to the difference between the amount realized on the sale and the participant's basis in the shares acquired.

If a participant sells or otherwise disposes of the shares acquired without satisfying the required minimum holding period, such "disqualifying disposition" will give rise to ordinary income equal to the excess of the fair market value of the shares acquired on the exercise date or, if less, the amount realized upon disqualifying disposition over the participant's tax basis in the shares acquired. We will ordinarily be entitled to a deduction equal to the amount of the ordinary income recognized by a participant as a result of a disqualifying disposition.

Stock Appreciation Rights. Generally, a participant will not recognize taxable income upon the grant or vesting of a SAR, but will recognize ordinary income upon the exercise of a SAR in an amount equal to the cash amount received upon exercise (if the SAR is cash-settled) or the difference between the fair market value of our common stock received from the exercise of the SAR and the amount, if any, paid by the participant in connection with the exercise of the SAR. The participant will recognize ordinary income upon the exercise of a SAR regardless of whether the shares of our common stock acquired upon the exercise of the SAR are subject to further restrictions on sale or transferability. The participant's basis in the shares will be equal to the ordinary income attributable to the exercise and the amount, if any, paid in connection with the exercise of the SAR. The participant's holding period for shares acquired pursuant to the exercise of a SAR begins on the exercise date. Upon the exercise of a SAR, we will ordinarily be entitled to a deduction in the amount of the ordinary income recognized by the participant.

Restricted Shares. A participant generally will not be taxed at the time of a restricted stock award but will recognize taxable income when the award vests or otherwise is no longer subject to a substantial risk of forfeiture. The amount of taxable income will be the fair market value of the shares at the time of vesting.

Participants may elect to be taxed at the time of grant by making an election under Section 83(b) of the Code within 30 days of the award date. If a restricted stock award subject to the Section 83(b) election is subsequently canceled, no deduction will be allowed for the amount previously recognized as income, and no tax previously paid will be refunded. Unless a participant makes a Section 83 (b) election, dividends paid to a participant on shares of an unvested restricted stock award will be taxable to the participant as ordinary income in compensation for services. If the participant made a Section 83(b) election, the dividends will be taxable to the participant as dividend income.

We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. Unless a participant has made a Section 83(b) election, we will also be entitled to a deduction, for federal income tax purposes, for dividends paid on unvested restricted stock awards.

Restricted Stock Units and Performance Share Awards. A participant generally will not be subject to income tax at the time of grant of a restricted stock unit award or performance share award or upon vesting but will recognize taxable income upon receiving stock under the award and cash that is attributable to dividend equivalents, if any. Restricted stock units and performance share awards are subject to Federal Insurance Contribution Act tax upon vesting. The amount of taxable income will be the fair market value of the shares at the time of issuance. No Section 83(b) election is available for restricted stock units or performance share awards.

We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. We will also be entitled to a deduction, for federal income tax purposes, for cash dividend equivalent payments on restricted stock units.

Other Equity-Based Awards. A participant will generally not recognize taxable income on a deferred stock award until shares subject to the award are distributed. A participant will recognize ordinary income in an amount equal to the fair market value of the shares of our common stock on the date of distribution. Any dividend equivalents paid on unvested deferred stock awards are taxable as ordinary income when paid to the participant. We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. We will also be entitled to a deduction, for federal income tax purposes, on any dividend equivalent payments made to the participant.

A participant will generally recognize taxable income on the grant of unrestricted stock, in an amount equal to the fair market value of the shares on the grant date. We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Cash Awards. A participant will generally recognize taxable income upon the payment of a cash award, in an amount equal to the amount of the cash received. We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Withholding. To the extent required by law, we will withhold from any amount paid in settlement of an award amounts of withholding and other taxes due or take other action as we deem advisable to enable ourselves to satisfy withholding and tax obligations related to any awards.

Company Deduction. Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to a company's "covered employees," which generally includes our NEOs. Accordingly, we expect that with respect to awards held by our NEOs, this deduction disallowance may apply for federal tax purposes.

New Plan Benefits

Grants of equity awards under the Plan to the Company's named executive officers, executive officers, non-executive directors and other eligible participants have not yet been determined, and will be made at the discretion of our Compensation Committee. Accordingly, the future benefits that will be awarded or paid to these participants under the Plan are not currently determinable, although we note that our non-executive directors will be entitled to awards specified in our Directors' Compensation Policy as described under "Fiscal 2023 Directors' Compensation Policy" on page 28 of this proxy statement. Equity grants made to our named executive officers in fiscal year 2023 under the 2013 Plan are set forth in the Grants of Plan-Based Awards table on page 61 of this proxy statement, and equity grants made to our non-executive directors in fiscal year 2023 under the 2013 Plan are set forth in the "Fiscal Year 2023 Director Compensation Table" on page 30 of this proxy statement. The approval of the Plan by our stockholders will have no effect on the terms and conditions of the outstanding awards previously granted under the 2013 Plan.

Equity Compensation Plan Information

The following table presents information concerning the securities authorized for issuance pursuant to our equity compensation plans as of September 30, 2023. Certain information as of June 30, 2023 concerning shares of common stock authorized for issuance under the 2013 Plan is included in Part III, Item 12 of our 2023 Form 10-K.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	4,598,029	$33.15	—
Equity compensation plans not approved by stockholders	—	—	—
Total	4,598,029	$33.15	—

(1) Includes 4,135,165 shares that have been granted as restricted stock units and performance share awards and 462,864 shares that have been granted as options under our 2013 Plan, and assumes payout at target performance level for performance awards (actual shares awarded may be higher or lower based on actual performance over the measurement period).

(2) The weighted average price in this column reflects the exercise price of outstanding stock options and does not reflect the grant of stock units.

The Board recommends that stockholders vote "**FOR**" the following resolution at our Annual Meeting:

"RESOLVED, that Premier's stockholders approve the Premier, Inc. 2023 Equity Incentive Plan."



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the approval of the approval of the Premier, Inc. 2023 Equity Incentive Plan. ………………………………

In accordance with the Board of Directors' recommendation, the proxy holders will vote the shares of common stock covered by valid and timely received proxies "**FOR**" the approval of the Premier, Inc. 2023 Equity Incentive Plan, unless instructed otherwise.

ITEM 4 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Act and related SEC rules, we request that stockholders approve, on an advisory basis, the compensation paid to our "named executive officers" for the fiscal year ended June 30, 2023, as disclosed under the headings "Compensation Discussion and Analysis" (including its "Executive Summary" section) beginning on page 34 of this proxy statement and "Compensation Tables" beginning on page 59 of this proxy statement and including the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the NEOs' compensation as required under Section 14A of the Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the philosophy, policies and practices described in this proxy statement. We hold these say-on-pay votes annually.

Our executives – including our NEOs – are critical to our success. That is why we design our executive compensation program to attract, retain and motivate exceptional and diverse executive talent. We structure our executive compensation program to focus on stockholders' interests by incentivizing superior, sustainable long-term performance. We believe our executive compensation program strikes an appropriate balance between using responsible, measured pay practices and effectively incentivizing our NEOs to dedicate themselves fully to value creation for our stockholders.

Under our executive compensation program, we align pay and performance by making a significant portion of our NEOs' compensation contingent on achieving specific and challenging annual and long-term performance goals and increasing stockholder value.

As a matter of practice, we gain valuable perspectives from our stockholders, which we discuss with the full Compensation Committee and the Board of Directors on a regular basis. As discussed in the Executive Summary section of the Compensation Discussion and Analysis, the Compensation Committee carefully considers and responds to stockholder concerns. We believe that this engagement process increases the alignment of our compensation program with stockholder interests.

Our engagement team includes a director who sits on both the Compensation Committee and Nominating and Governance Committee of the Board of Directors and members of management, including representatives from our finance, human resources and investor relations teams. As part of our stockholder engagement effort during the summer of 2023, we contacted stockholders representing approximately 43% of our outstanding common stock. Ultimately, our engagement team met with stockholders representing approximately 30% of our outstanding common stock. These stockholder engagement meetings have helped shape our thoughts on disclosure and compensation going forward.

As further described in the "Compensation Discussion and Analysis" section of this proxy statement, we incorporate rigorous compensation-related design and governance practices to protect our stockholders' interests, including the following:

- we have stock ownership guidelines for our executive officers that promote alignment of their interests with those of our stockholders;
- our long-term incentive plan is 100% equity-based;
- 86% of our CEO's target total compensation is at-risk, incentive-based pay (66% of which is based on our long-term performance);
- on average, 76% of our other NEOs' target total compensation is at-risk, incentive-based pay (55% of which is based on long-term performance);
- we do not pay tax gross-ups associated with benefits payable in connection with a change in control;
- we mitigate risk by limiting incentive payments, using multiple performance measures in our incentive plans and imposing a strong incentive compensation recoupment (clawback) policy; and
- we prohibit hedging, pledging and short sales of our common stock.

PREMIER

We encourage you to read the Compensation Discussion and Analysis section of this proxy statement, which includes a recap of what we do and what we don't do on page 36, and the Compensation Tables Section to better understand the details of our NEOs' compensation for fiscal year 2023.

Our Compensation Committee and our Board believe that our executive compensation program for our NEOs serves our stockholders' interests. This vote is advisory and not binding on us, the Board or the Compensation Committee, which is responsible for developing and administering our executive compensation philosophy and program; however, the Compensation Committee will consider the results as part of its ongoing review of our executive compensation program.

The Board recommends that stockholders indicate their support for our compensation of our NEOs, and we ask you to vote "**FOR**" the following resolution at our Annual Meeting:

"RESOLVED, that Premier's stockholders approve, on an advisory basis, the compensation paid to Premier's named executive officers for the fiscal year ended June 30, 2023, as disclosed in the proxy statement for the 2023 Annual Meeting of Stockholders pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis section, Summary Compensation Table for Fiscal Year 2023 and the other related tables and discussion."



Board Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

In accordance with the Board of Directors' recommendation, the proxy holders will vote the shares of common stock covered by valid and timely received proxies "**FOR**" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, unless instructed otherwise.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

Premier is committed to being a good corporate citizen and to doing the right thing. We are known as a company that is governed responsibly and behaves ethically, is open and transparent in our business dealings, seeks to make a positive social impact and protect the environment, and provides a work environment where our employees have a voice and are given the opportunity to be all they can be. By growing our Company responsibly, we earn the trust on which our business is based, and we build the relationships on which our future depends.

Our Board of Directors and leadership team recognize the importance of solid governance, prudent environmental stewardship and robust social responsibility, with the following five areas fundamental to our business:

- **Ethics and Compliance:** We are committed to strong corporate governance, ethical behavior and responsible business practices that build trust and promote the long-term interests of our stakeholders.

- **Our People and Culture:** To effectively transform healthcare, we aim to build a culture of high-performing individuals, leaders and teams with a "People First" culture, living our core values while maintaining a high level of employee engagement and retention.

- **Improving Community Health:** Our mission is quite simple—to improve the health of communities. We enable our member healthcare providers and other customers to deliver higher-quality healthcare by providing a differentiated combination of integrated data and analytics, collaboratives, supply chain capabilities, advisory and other services resulting in improved health outcomes and lower costs.

- **Responsible Supply Chain:** We help our members deliver better healthcare and outcomes at a lower cost for the patients they serve by improving the quality, efficiency, sustainability and resiliency of the healthcare supply chain and providing services and leveraging our industry-leading technology capabilities, which are powered by one of the nation's largest repositories of clinical, operational and financial data.

- **Environmental Stewardship:** We are committed to both pursuing eco-friendly practices throughout our operations and advancing solutions to help our suppliers, customers and members minimize their environmental footprint.

For details on these five fundamental areas, we encourage you to read our 2023 Sustainability Report located at https://www.premierinc.com/sustainability. For your convenience, we have summarized some key points from the report.

Ethics and Compliance

Our Board is ultimately responsible for oversight of our environmental, social and governance ("**ESG**") initiatives. The Nominating and Governance Committee has responsibility for ESG oversight and provides periodic reports to the Board regarding ESG matters.

The Compensation Committee has oversight over human capital management as well as our diversity, equity, inclusion and belonging ("**DEIB**") initiatives. The Compensation Committee approved the inclusion of an ESG-related metric in our annual incentive plan for the fiscal 2023 performance period. It is a two-part goal, based on (1) an increase in GPO member spend through diverse suppliers and (2) to help foster a high-performance culture, an overall employee engagement score target based on our semi-annual employee engagement survey that incorporates diversity-related topics and questions. The Board believes these two elements are additive to supporting our mission to improve the health of communities and achieve our vision to lead the transformation to high-quality, cost-effective healthcare.

The Audit and Compliance Committee has oversight over our social responsibility audits and general compliance with applicable laws, regulations, rules and orders including SEC regulations, and those relating to ESG issues. In carrying out its responsibilities for ESG oversight, the Nominating and Governance Committee coordinates with the Compensation Committee and the Audit and Compliance Committee on ESG-related subjects.

PREMIER

Our Board sets high standards for our employees, officers and directors. Implicit in their commitment is the importance of sound corporate governance. It is the duty of our Board to serve as a prudent fiduciary for our stockholders and to oversee the management of our business.

Our Board believes that diversity promotes the sharing of different perspectives, mitigates group thinking and improves oversight, decision-making and governance. Our Board considers diversity broadly to include gender, ethnicity, age, persons with disabilities, sexual orientation, and other characteristics that contribute to diverse viewpoints including those outlined under NASDAQ requirements. We have a Board Diversity Policy within our Corporate Governance Guidelines. Our Board composition already complies with NASDAQ's Board Diversity Rule that requires its member companies to have at least two diverse directors, including one who self-identifies as female and one who self-identifies as either an under-represented minority or LGBTQ+. We have also provided a Diversity Matrix on page 8 of this proxy statement.

We have a Corporate Code of Conduct that applies to all workforce members and directors. Every employee and director is provided with the Code and receives training as part of our annual compliance education, which includes attestation that they recognize and understand the Code. In addition, our directors annually attest to their compliance with the Board Code of Ethics, Board Conflict of Interest Policy and Disclosure Statement, and the Group Purchasing Organization Code of Conduct.

To further promote a culture of ethical behavior, the Audit and Compliance Committee established a Whistleblower Policy, including an anonymous ethics helpline. This policy is designed to encourage open communication of concerns regarding potentially unethical or illegal business practices and conduct and complements other means for employees to report concerns such as directly to their manager or human resources. The policy ensures any individual making a report will be protected from discrimination, retaliation, harassment or other reprisals for raising concerns regarding potentially inappropriate conduct.

For the 16th consecutive year, we were named by the Ethisphere® Institute as one of the World's Most Ethical Companies. We were selected for this honor from among tens of thousands of companies around the world. A global leader in defining and advancing the standards of ethical business practices, the Ethisphere® Institute recognized us for continuing to raise the bar on ethical leadership and corporate behavior.

Our People and Culture

To effectively transform healthcare, we rely on our most important resource: our employees. Our values — integrity, innovation, passion for performance and a focus on people — guide our business decisions and differentiate our solutions. Our people play a core role in our long-term value creation by upholding our mission to improve the health of communities.

We strive to maintain a workforce that represents the populations we serve. We assess workforce diversity as part of a broader effort to identify areas of continuous improvement to ensure that we are building and retaining a diverse workforce while also leveraging the importance of different knowledge areas and perspectives to drive innovation, productivity and excellence. We also analyze this data to determine how best to attract and develop a pipeline of diverse and qualified candidates and promote an inclusive, anti-discriminatory environment of belonging that ensures equal access to opportunities.

Gender Representation
(Percentage of Total Workforce*)

Race and Ethnicity Representation
(Percentage or Total Workforce*)

56% Female

44% Male

71% White

11% Asian

11% Black or African American

4% Hispanic or Latino

3% Two or more races**

As of June 30, 2023

We support Employee Resource Groups ("**ERGs**") as a vital part of our culture, helping us build an environment of belonging, equity, inclusion, diversity awareness and a sense of company pride. Our ERGs, along with other forums, provide a way to channel information that enhances our employees' ability to network with peers with similar interests and fosters a sense of belonging throughout the company, even when working remotely. Our ERGs, along with other opportunities to connect with the management team, also act as the employee voice in helping leadership define the employee experience and leverage their knowledge for broader organizational success.

Improving Community Health

Our mission is quite simple: to improve the health of communities. This is not only our mission but also our responsibility. Ultimately, we are successful because every day our employees are willing to go above and beyond for our customers and members—the hospitals, nursing homes, urgent care centers and physicians that they and their families use. Without that willingness to serve, our ability to deliver value would be greatly diminished.

We play a critical role in the rapidly evolving healthcare industry, collaborating with our member alliance of more than 4,350 U.S. hospitals and health systems and approximately 300,000 other providers and organizations to co-develop innovative, long-term solutions that are reinventing and improving the way care is delivered to patients nationwide. Through the collaborative power of our healthcare alliance approach, we believe that we are a leader in the transformation to high-quality, cost-effective healthcare.

With our differentiated combination of integrated data and analytics, collaboratives, supply chain capabilities, advisory and other services, we believe that we are uniquely positioned to transform healthcare by enabling better care and outcomes and to improve overall patient experience at a lower cost. Additionally, we are an active advocate for shaping healthcare policies for long-lasting improvements to benefit the U.S. healthcare system.

Responsible Supply Chain

We are dedicated to improving the healthcare industry by collaborating with our members on long-term innovations. Our portfolio of over 3,300 contracts with more than 1,400 suppliers provides our members with access to a wide range of products and services. With our integrated and comprehensive solutions, we improve the efficiency and effectiveness of the healthcare supply chain.

Our contracting process is guided by one of the industry's most comprehensive Codes of Conduct, which supports healthy competition while supporting the development of new and innovative products. Our sourcing process ensures that factors beyond price are given serious and appropriate consideration. Clinical efficacy and improved patient care are especially important to us and our members.

We created a Supplier Diversity Program to provide minority-, women- and veteran-owned businesses and small business enterprises the opportunity to partner with us as we continue leading the way in healthcare innovation. Our Supplier Diversity Program supports our members by:

- Ensuring diverse suppliers are proactively considered for contracting opportunities;
- Supporting and facilitating procurement from diverse suppliers;
- Encouraging contracted suppliers to support and procure from diverse suppliers; and
- Including diverse suppliers in our contract portfolio.

Further, we have developed a Supplier Diversity Pledge to encourage our suppliers to commit to closing diversity gaps within our supply chain.

Environmental Stewardship

Recognizing that the enormous challenge of improving healthcare's environmental footprint can only be solved by close cooperation, we foster ties with all relevant parties. We are committed to working with our members to define environmentally preferable purchasing ("**EPP**") and to provide contracted suppliers with products that maximize safety and environmental sustainability. We actively assist members in identifying available environmentally-preferable contracts and promoting conversion to safer, environmentally preferred products under contract.

PREMIER

Our sourcing committees include environmental impact data in their contracting decisions. Enabled by our data-driven approach, forward-thinking supply chain teams are driving continued green innovations in healthcare that we believe will cut costs over the long term, while reducing environmental impact and minimizing negative consequences to public health.

We work with suppliers to ensure environmental sustainability information is made available before purchasing decisions are made. We request extensive information from our suppliers on environmentally preferable policies and practices and are guided by our EPP Advisory Council, a representative group of sustainability, supply chain and facilities specialists from a cross-section of member health systems. Our EPP Advisory Council provides vital input to ensure that our efforts reflect their goals, and that supplier documentation is fit for purpose.

We work with member health systems to support their varying organizational EPP initiatives, including efforts to eliminate chemicals of concern from their health systems, reduce their environmental footprint through reprocessing, utilize products with recyclable packaging and content to eliminate waste, decrease greenhouse gas ("**GHG**") emissions, and reduce energy usage through the purchase of energy efficient electronics. Combining member purchasing data within our GPO supply chain with our EPP supplier information helps our members to track and monitor compliance with their environmental objectives and sustainability goals.

In 2022, Premier completed its annual GHG assessment, calculating our FY2022 Scope 1 and Scope 2 emissions for our U.S. offices and data centers. This assessment was completed in accordance with the GHG Protocol Corporate Accounting and Reporting Standard and Scope 2 Standard. For this assessment, we focused on improving and standardizing our data collection processes to increase the amount of primary data utilized in our calculations and ultimately boost the accuracy of the assessment. Through these efforts, we effectively increased the percentage of GHG calculations that leveraged primary data. We aim to continue to enhance our data collection methods for this assessment moving forward.

Premier is committed to taking measured steps as part of our investment in ESG and climate- related initiatives. Our continued growth in this space is discussed annually with our executive sponsors to determine where and when to move the program forward. As a first step to building organizational resilience to climate change, in 2023, Premier completed an initial alignment with the recommendations of the Task Force on Climate-Related Financial Disclosures ("**TCFD**"). We also plan to evaluate if a screening and calculation of material Scope 3 emissions may be pertinent to Premier in the future.

For more information on Premier's ESG initiatives, including our TCFD alignment, please see our latest Sustainability Report, available on our corporate website at https://www.premierinc.com/sustainability.

FREQUENTLY ASKED QUESTIONS

What is the purpose of this proxy statement?

Our Board of Directors is soliciting a proxy from each holder of our common stock to vote on the items to be considered at the Annual Meeting, which will be held on December 1, 2023.

At the Annual Meeting, the stockholders will consider and act upon the following proposals:

1. to elect three Class I Directors to the Board of Directors to serve until our 2026 annual meeting of stockholders;

2. to ratify the appointment of Ernst & Young LLP ("**EY**") to serve as our independent registered public accounting firm for our fiscal year 2024;

3. to approve the Premier, Inc. 2023 Equity Incentive Plan; and

4. to approve, on an advisory basis, of the compensation of our named executive officers ("**NEOs**") for the fiscal year ended June 30, 2023, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission ("**SEC**").

In addition, the stockholders will consider and act upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

This proxy statement and related materials are first being provided to our stockholders on or about October 18, 2023.

Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet rather than mailing paper copies of these materials to each stockholder. We believe that this process expedites stockholders' receipt of the proxy materials, lowers the costs of the Annual Meeting, and helps conserve natural resources. On or about October 18, 2023, we mailed to each stockholder (other than those stockholders who had previously requested electronic or paper delivery of the proxy materials) a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including our proxy statement and 2023 Annual Report on Form 10-K, on the Internet, and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to request a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a paper copy of the proxy materials unless you request one. If you would like to receive a paper copy of the proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We may, at our discretion, voluntarily choose to mail or deliver a paper copy of the proxy materials, including our proxy statement and 2023 Form 10-K, to one or more stockholders.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock as of the record date of October 4, 2023 (the "**Record Date**"), are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment of the meeting.

How does the Board of Directors recommend stockholders vote on the business of the Annual Meeting?

The Board of Directors recommends that stockholders vote their shares:

1. "**FOR**" the election of each of the three Class I Director nominees identified in this proxy statement.

2. "**FOR**" the ratification of the appointment of EY to serve as our independent registered public accounting firm for our fiscal year 2024.

3. "**FOR**" the approval of the Premier, Inc. 2023 Equity Incentive Plan.

4. "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers for the fiscal year ended June 30, 2023, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

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With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote in accordance with their judgment on such matter.

How many shares can be voted at the Annual Meeting?

At the close of business on October 4, 2023, 119,672,451 shares of our common stock were outstanding. Each share of common stock is entitled to one vote.

How many shares must be present or represented at the Annual Meeting to constitute a quorum to conduct business?

Under our Amended and Restated Bylaws (the "**Bylaws**"), the holders of a majority of the voting power of our stock issued and outstanding and entitled to vote at the Annual Meeting, present in person or represented by proxy at the Annual Meeting, constitute a quorum to conduct business at the Annual Meeting. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of the vote required under our Bylaws. Our common stock is our only class of outstanding voting securities. Abstentions will be treated as present for purposes of determining a quorum.

What vote is required to approve each of the items of business?

Item 1—Election of directors. Directors will be elected by the holders of a plurality of the votes cast by the holders of common stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy at the Annual Meeting.

Item 2—Ratification of independent registered public accounting firm. The affirmative vote of the holders of a majority of the votes cast by the holders of common stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy at the Annual Meeting, is required to ratify EY as our independent registered public accounting firm.

Item 3—Approval of the Premier, Inc. 2023 Equity Incentive Plan. The affirmative vote of the holders of a majority of the votes cast by the holders of common stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy at the Annual Meeting, is required to approve the Premier, Inc. 2023 Equity Incentive Plan.

Item 4—Approval, on an advisory basis, of the compensation of our named executive officers ("say-on-pay"). Please note that the "say-on-pay" vote is only advisory in nature and has no binding effect on us or our Board of Directors. Our Board of Directors will consider Item 4 approved if the votes cast in favor of such proposal exceed the votes cast against such proposal.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our common stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of record. If your shares are registered directly in your name with our transfer agent, EQ Shareowner Services, you are considered the stockholder of record of those shares, and we have made these proxy materials available to you over the Internet or have delivered copies of these materials to you by mail or email, in connection with the solicitation of proxies for the Annual Meeting. As the stockholder of record, you have the right to grant your voting proxy directly to us or to virtually vote at the meeting. We have enclosed a proxy card for you to use.

Beneficial owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or nominee which is considered the stockholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the meeting. If you wish to participate in the meeting and your shares are held in street name, you must obtain, from the broker, bank or nominee that holds your shares, the information required, including a 16-digit control number, in order for you to be able to participate in, and vote at, the Annual Meeting. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in "What effect do broker non-votes and abstentions have on the items of business?" below.

How can I have my shares represented at the Annual Meeting?

Voting by Proxy Card

Holders of common stock may submit a proxy by:

- following the instructions on your proxy card to vote by telephone or the Internet. These instructions can also be found at www.proxyvote.com. Your telephone or Internet proxy must be received no later than 11:59 p.m., Eastern Standard Time, on November 30, 2023; or
- completing, signing, dating and returning the proxy card so that it is received prior to the Annual Meeting.

Craig McKasson and David Klatsky (the "**proxy holders**") have been designated by our Board of Directors to vote the shares represented by proxy at the Annual Meeting. Mr. McKasson is our Senior Vice President and Chief Administrative and Financial Officer and Mr. Klatsky is our General Counsel.

- The proxy holders will vote the shares represented by your valid and timely received proxy in accordance with your instructions.
- If you do not specify instructions on your proxy when you submit it, the proxy holders will vote the shares represented by the proxy in accordance with the recommendations of the Board of Directors on each item of business listed above.
- If any other matter properly comes before the Annual Meeting, the proxy holders will vote the shares represented by proxy on that matter in their discretion.

Virtually Attending the Meeting

While we encourage voting in advance by proxy, holders of common stock also have the option of voting their shares virtually at the Annual Meeting. Shares of common stock held directly in your name as the stockholder of record may be voted virtually at the Annual Meeting. Submitting your proxy in advance will in no way limit your right to vote at the Annual Meeting if you later decide to attend virtually.

If your shares of common stock are held in street name, you must obtain, from the broker, bank or nominee that holds your shares of common stock, the information required, including a 16-digit control number, in order for you to be able to virtually participate in, and vote at, the Annual Meeting. **Owners of shares of common stock held in street name that expect to virtually attend and vote at the meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary information**.

Please see "How can I virtually attend the Annual Meeting?" below if you plan to virtually attend the Annual Meeting.

Even if you currently plan to virtually attend the Annual Meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

Can I change my vote, or revoke my proxy, after I return my proxy card?

You may change your vote or revoke your proxy before your proxy is voted at the Annual Meeting by:

- sending written notice to Sheila B. Goulding, Corporate Secretary, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, so long as your revocation is received by 11:59 p.m., Eastern Standard Time, on November 30, 2023;
- submitting a proxy bearing a later date than the proxy being revoked to Vote Processing c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York, 11717, so long as your later-dated proxy is received by 11:59 p.m., Eastern Standard Time, on November 30, 2023;
- voting again by telephone or the Internet by 11:59 p.m., Eastern Standard Time, on November 30, 2023; or
- attending the Annual Meeting and voting virtually.

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What effect do broker non-votes and abstentions have on the items of business?

A "broker non-vote" occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under New York Stock Exchange rules, regardless of the exchange on which a company is listed, banks, brokers and other nominees have discretionary voting power for matters that are considered "routine" but not for matters considered "non-routine." Absent instructions from you, the record holder may not vote on any non-routine matter, including a director election, a matter relating to executive compensation or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. For all other matters, including the ratification of our independent registered public accounting firm, the record holder may vote at its discretion. Accordingly, a bank, broker or other nominee will not have discretionary authority to vote shares held for a beneficial owner on the election of directors (Item 1), the approval of the Premier, Inc. 2023 Equity Incentive Plan (Item 3), or the advisory say-on-pay vote (Item 4). In the event you do not provide your broker with voting instructions on these matters, a broker non-vote will occur. On the other hand, brokers will have discretionary authority to vote shares held in street name on the ratification of the appointment of our independent registered public accounting firm if they have not received voting instructions from you. A broker non-vote would not be considered a vote for or against any of proposals 1 through 4 and therefore will not have any effect on the outcome of those matters. You should consult your bank, broker or other nominee holder if you have questions about this.

An "abstention" will occur at the Annual Meeting if your shares of common stock are deemed to be present at the Annual Meeting, either because you virtually attend the Annual Meeting or because you have properly completed and returned a proxy, but you do not vote on any proposal or other matter which is required to be voted on by our stockholders at the Annual Meeting. An abstention on any item is not considered a vote cast for or against that item and therefore will not have any effect on the outcome of that item.

What does it mean if I receive more than one voting instruction or proxy card?

Most likely, it means your shares of common stock are registered differently or are held in more than one account. Please provide voting instructions for all voting or proxy cards you receive.

Why hold a virtual meeting?

We conducted our last three Annual Meetings virtually as part of our effort to maintain a safe and healthy environment for our stockholders, directors, members of management and others attending the Annual Meeting, and to reduce costs for the Company and stockholders seeking to participate in the Annual Meeting. Based on that experience, we believe that conducting our Annual Meetings virtually facilitates broadened participation by our stockholders. We are excited to make use of available technology to provide our stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

How can I virtually attend the Annual Meeting?

The live audio webcast of the Annual Meeting will be available for listening by the general public, but participation in the Annual Meeting, including voting shares and submitting questions, will be limited to stockholders. To ensure they can participate, stockholders and proxyholders should visit www.virtualshareholdermeeting.com/PINC2023 and enter the 16-digit control number included on their Notice of Internet Availability of Proxy Materials or proxy card. If you lose your 16-digit control number, you may join the Annual Meeting as a "Guest" but you will not be able to vote, ask questions or access the list of stockholders as of the close of business on the Record Date.

The meeting webcast will begin promptly at 10:00 a.m., Eastern Standard Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:45 a.m., Eastern Standard Time, and you should allow ample time for the check-in procedures. Attendees will be required to comply with meeting guidelines and procedures available at www.virtualshareholdermeeting.com/PINC2023.

Can I ask questions at the Annual Meeting?

You may submit questions via the Internet during the Annual Meeting by participating in the webcast at www.virtualshareholdermeeting.com/PINC2023. We will answer timely submitted questions on a matter to be voted on at the Annual Meeting before voting is closed on the matter. Following adjournment of the formal business of the Annual Meeting, we will address appropriate general questions from stockholders regarding Premier in the order in which the questions are received. Questions received during the Annual Meeting will be presented as submitted, uncensored and unedited, except that we may omit certain personal details for data privacy protection issues and we may edit profanity or other inappropriate language. If we receive substantially similar questions, we will group those questions together and provide a single response to avoid repetition. Additional information regarding the submission of questions during the Annual Meeting can be found in our 2023 Rules of Conduct and Procedure, available at www.virtualshareholdermeeting.com/PINC2023.

As noted above, if you lose your 16-digit control number, you may join the Annual Meeting as a "Guest" but you will not be able to vote, ask questions or access the list of stockholders as of the close of business on the Record Date.

What should I do if, during check-in or the meeting, I have technical difficulties or trouble accessing the virtual meeting website?

Online check-in to the Annual Meeting webcast will begin at 9:45 a.m., Eastern Standard Time. You should allow ample time to log in to the meeting webcast and test your computer audio system. During online check-in and continuing through the duration of the Annual Meeting, we will have technicians standing by to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the Annual Meeting during check-in or the meeting time, please call the technical support number that will be posted on the Annual Meeting login page.

Who pays the cost of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. If you choose to access the proxy materials or vote over the Internet, however, you are responsible for Internet access charges you may incur. In addition to the mailing of these proxy materials, if requested, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians and other fiduciaries who hold shares of our stock in street name to forward these proxy solicitation materials to the beneficial owners of those shares, and we will reimburse the reasonable out-of-pocket expenses they incur in doing so. At our discretion, we may engage a proxy solicitation firm to assist us with the solicitation process, in which event we will bear the costs of such engagement.

Who will count the votes?

We have retained Broadridge Financial Solutions to tabulate the votes and serve as the independent inspector of election for the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

We will publish the final results of the voting in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

Can I access the proxy statement and 2023 Form 10-K on the Internet?

Yes. As noted above, we are furnishing our proxy materials to our stockholders via the Internet, except for those stockholders who have elected to receive paper copies. We highly recommend that you receive electronic delivery of Premier, Inc. proxy statements, annual reports and other stockholder communications. This helps reduce the use of paper and reduces our printing, postage and other costs. If you have previously requested paper copies of such materials, you can elect to receive electronic copies when you vote on the Internet.

This proxy statement, the form of proxy card and our 2023 Form 10-K are available at www.proxyvote.com. If you are a stockholder of record who has requested to receive paper copies of the proxy materials and would like to access future Company proxy statements and annual reports electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the Internet. If you choose to access future proxy statements and annual reports on the Internet, you will receive a proxy card in the mail next year with instructions containing the Internet address for those materials. Your choice will remain in effect until you advise us otherwise. If you have Internet access, we hope you make this choice.

What is "householding" and how does it affect me?

Pursuant to SEC rules, we are permitted to deliver one copy of our Notice of Internet Availability of Proxy Materials, and our proxy materials for those who have elected paper copies, in a single envelope addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under this procedure, stockholders of record who have the same address and last name receive only one copy of the Notice of Internet Availability of Proxy Materials or proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, AND PROXY MATERIALS IF APPLICABLE, PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting our Corporate Secretary at 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, or by calling 1-704-357-0022.

If you are a beneficial stockholder and you choose not to have the aforementioned disclosure documents sent to a single household address as described above, you must "opt-out" by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. If you are a beneficial stockholder and other stockholders with whom you share an address currently receive multiple copies of the aforementioned disclosure documents, or if you hold stock in more than one account and, in either case, you wish to receive only a single copy of the disclosure documents, please contact Broadridge Financial Solutions at the address or phone number above. If you own shares in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

Who should I contact if I have questions?

If you are a holder of our common stock through a brokerage account and you have any questions or need assistance in voting your shares, you should contact the broker or bank where you hold the account.

If you are a registered holder of our common stock and you have any questions or need assistance in voting your shares, please call our Investor Relations department at 1-704-357-0022.

As an additional resource, the SEC website has a variety of information about the proxy voting process at www.sec.gov/spotlight/proxymatters.shtml.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. UNDER NO CIRCUMSTANCES DOES THE DELIVERY OF THIS PROXY STATEMENT CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT.

COMPANY INFORMATION AND MAILING ADDRESS

We were organized as a Delaware corporation in 2013. Our mailing address is Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277, and our telephone number is 1-704-357-0022. Our website address is www.premierinc.com. Information on our website is not intended to be and shall not be deemed to be incorporated into this proxy statement.

OTHER BUSINESS

As of the date of this proxy statement, management does not intend to present, and has not been informed that any other person intends to present, any matter for action not specified in this proxy statement. If any other matters properly come before the Annual Meeting, it is intended that the proxy holders will act on those matters in accordance with their best judgment.

ANNUAL REPORT ON FORM 10-K

A copy of our 2023 Form 10-K, as filed with the SEC, will be mailed without charge to any holder of our common stock upon request. Requests for our 2023 Form 10-K should be addressed to: Investor Relations, Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina, 28277. The 2023 Form 10-K includes certain exhibits. Copies of the exhibits will be provided only upon receipt of payment covering our reasonable expenses for such copies. The 2023 Form 10-K and exhibits may also be obtained from our website, www.premierinc.com, on the "Investor Relations" page, or directly from the SEC's website, www.sec.gov.

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STOCKHOLDER PROPOSALS FOR 2024 ANNUAL MEETING OF STOCKHOLDERS

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2024 annual meeting of stockholders must be received by us at our principal executive offices no later than the close of business on June 20, 2024, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2024 proxy statement and form of proxy. The inclusion of any proposal will be subject to applicable rules of the SEC, including Rule 14a-8 of the Exchange Act, as amended from time to time, and timely submission of a proposal does not guarantee its inclusion in our proxy statement.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we are not required to submit such a proposal for consideration at the annual meeting if it is considered untimely. To submit a proposal, a stockholder must be entitled to vote on such proposal at the meeting and must be a stockholder at the time notification of the proposal is provided to us. In accordance with Article I, Section 12 of our Bylaws, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after August 3, 2024 and not later than September 2, 2024, provided, that in the event the date of the 2024 annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date of our December 1, 2023 Annual Meeting, your proposal and related notice, in order to be timely, must be received no earlier than the 120th day prior to the 2024 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

All stockholder proposals and related notices must be in the form set forth in Article I, Section 12 of our Bylaws and must be addressed to Premier, Inc., 13034 Ballantyne Corporate Place, Charlotte, North Carolina 28277, Attention: Corporate Secretary. Article I, Section 12 of our Bylaws requires, among other things, that the proposal and related notice must set forth:

(1) (i) a brief description of the business desired to be brought before the annual meeting (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend our Bylaws, the language of the proposed amendment), (ii) the reasons for conducting that business at the annual meeting and (iii) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made;

(3) the class and number of shares of our stock which are owned beneficially and of record by such stockholder and such beneficial owner;

(4) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such business;

(5) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal;

(6) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

(7) a description of any agreement, arrangement or understanding with respect to the proposal and/or the voting of shares of any class or series of our stock between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, "**proponent persons**"); and

(8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any of our securities; (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of our stock and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any of our securities.

A stockholder proposing business for the annual meeting must update and supplement the notice required by Article I, Section 12 of our Bylaws so that the information in the notice is true and correct as of the record date for the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Corporate Secretary at our principal executive offices not later than five days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof). Any stockholder that intends to submit a proposal should read the entirety of the requirements in our Bylaws, particularly Article I, Section 12, which can be found in the Investors section of our website at investors.premierinc.com.

If notice is not timely and properly provided, the persons named as proxy holders for the 2024 annual meeting of stockholders will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in the proxy statement for the 2024 annual meeting of stockholders. Only such proposals as are (i) required by the rules of the SEC and (ii) permissible stockholder motions under the Delaware General Corporation Law will be included on the agenda for the 2024 annual meeting of stockholders.

In addition to satisfying the foregoing stockholder proposal requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the notice and other requirements of Rule 14a-19 under the Exchange Act.

**ALL STOCKHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE
ACCOMPANYING PROXY CARD IN THE ENCLOSED
POSTAGE-PAID ENVELOPE.**

THANK YOU FOR YOUR PROMPT ATTENTION TO THIS MATTER.

By Order of the Board of Directors,

Richard J. Statuto
Chair of the Board of Directors

Charlotte, NC
October 18, 2023

APPENDIX A

Fiscal Year 2023 Performance — GAAP to non-GAAP Reconciliations

To help our readers understand our past financial performance and our liquidity, we supplement the financial results we provide in accordance with generally accepted accounting principles in the United States of America ("**GAAP**") with certain "adjusted" or non-GAAP financial measures that are not determined in accordance with GAAP ("**Non-GAAP**"). Our management regularly uses our supplemental Non-GAAP financial measures to understand, manage and evaluate our business and make operational decisions. To properly and prudently evaluate our business, we encourage you to review (i) the audited consolidated financial statements and related notes included in our 2023 Form 10-K and (ii) the reconciliation of our Non-GAAP financial measures below, as well as those included in our 2023 Form 10-K. You should not rely on any single financial measure to evaluate our business. In addition, because EBITDA, Adjusted EBITDA, Segment Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Share are susceptible to varying calculations, such Non-GAAP financial measures, as presented herein and in our 2023 Form 10-K, may differ from, and may therefore not be comparable to, similarly titled measures used by other companies.

In the accompanying proxy statement, particularly under the heading "Executive Compensation—Compensation Discussion and Analysis," we use the following Non-GAAP financial measures: EBITDA, Adjusted EBITDA, Segment Adjusted EBITDA and Adjusted Earnings per Share. Following is a description of these non-GAAP financial measures as used in our fiscal year 2023 Annual Report on Form 10-K as well as this proxy statement.

We define EBITDA as net income before income or loss from discontinued operations, net of tax, interest and investment income or expense, net, income tax expense, depreciation and amortization, and amortization of purchased intangible assets. We define Adjusted EBITDA as EBITDA before merger and acquisition related expenses and non-recurring, non-cash or non-operating items and including equity in net income of unconsolidated affiliates. For all Non-GAAP financial measures, we consider non-recurring items to be income or expenses and other items that have not been earned or incurred within the prior two years and are not expected to recur within the next two years. Such items include certain strategic initiative and financial restructuring-related expenses. Non-operating items include gains or losses on the disposal of assets and interest and investment income or expense.

We define Segment Adjusted EBITDA as the segment's net revenue less cost of revenue and operating expenses directly attributable to the segment excluding depreciation and amortization, amortization of purchased intangible assets, merger and acquisition-related expenses and non-recurring or non-cash items, and including equity in net income of unconsolidated affiliates. Operating expenses directly attributable to the segment include expenses associated with sales and marketing, general and administrative, and product development activities specific to the operation of each segment. General and administrative corporate expenses that are not specific to a particular segment are not included in the calculation of Segment Adjusted EBITDA. Segment Adjusted EBITDA also excludes any income and expense that has been classified as discontinued operations.

We define Adjusted Net Income as net income attributable to us (i) excluding income or loss from discontinued operations, net, (ii) excluding income tax expense, (iii) excluding the impact of adjustment of redeemable limited partners' capital to redemption amount, (iv) excluding the effect of non-recurring or non-cash items, including certain strategic initiative and financial restructuring-related expenses, (v) assuming, for periods prior to the August 2020 Restructuring, the exchange of all the Class B common units for shares of Class A common stock, which resulted in the elimination of non-controlling interest in Premier LP and (vi) reflecting an adjustment for income tax expense on Non-GAAP net income before income taxes at our estimated annual effective income tax rate, adjusted for unusual or infrequent items. We define Adjusted Earnings per Share as Adjusted Net Income divided by diluted weighted average shares.

Adjusted EBITDA is a supplemental financial measure used by us and by external users of our financial statements and is considered to be an indicator of the operational strength and performance of our business. Adjusted EBITDA allows us to assess our performance without regard to financing methods and capital structure and without the impact of other matters that we do not consider indicative of the operating performance of our business. More specifically, Segment Adjusted EBITDA is the primary earnings measure we use to evaluate the performance of our business segments.

We use Adjusted EBITDA, Segment Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Share to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results prepared in accordance with GAAP, provides a more complete understanding of factors and trends affecting our business. We believe Adjusted EBITDA and Segment Adjusted EBITDA assist our Board of Directors, management and investors in comparing our operating performance on a consistent basis from period to period because they remove the impact of earnings elements attributable to our asset base (primarily depreciation and amortization), certain items outside the control of our management team, e.g., taxes, other non-cash items (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation), non-recurring items (such as strategic initiative and financial restructuring-related expenses) and income and expense that has been classified as discontinued operations from our operating results. We believe Adjusted Net Income and Adjusted Earnings per Share assist our Board of Directors, management and investors in comparing our net income and earnings per share on a consistent basis from period to period because these measures remove non-cash (such as impairment of intangible assets, purchase accounting adjustments and stock-based compensation) and non-recurring items (such as strategic initiative and financial restructuring-related expenses), and historically have eliminated the variability of non-controlling interest that primarily resulted from member owner exchanges of Class B common units for shares of Class A common stock.

Despite the importance of these Non-GAAP financial measures in analyzing our business, determining compliance with certain financial covenants in our credit facility, measuring and determining incentive compensation and evaluating our operating performance relative to our competitors, these Non-GAAP financial measures are not measurements of financial performance under GAAP, may have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, net income, net cash provided by operating activities or any other measure of our performance derived in accordance with GAAP.

Some of the limitations of the EBITDA, Adjusted EBITDA and Segment Adjusted EBITDA measures include that they do not reflect: our capital expenditures or our future requirements for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; the interest expense or the cash requirements to service interest or principal payments under our credit facility; income tax payments we are required to make; and any cash requirements for replacements of assets being depreciated or amortized. In addition, EBITDA, Adjusted EBITDA and Segment Adjusted EBITDA are not measures of liquidity under GAAP, or otherwise, and are not alternatives to cash flows from operating activities. Some of the limitations of the Adjusted Net Income and Adjusted Earnings per Share measures are that they do not reflect income tax expense or income tax payments we are required to make and they are not measures of profitability under GAAP.

Non-recurring and non-cash items excluded in our calculation of Adjusted EBITDA, Segment Adjusted EBITDA and Adjusted Net Income consist of stock-based compensation, acquisition- and disposition-related expenses, strategic initiative and financial restructuring-related expenses, gain or loss on FFF put and call rights, income and expense that has been classified as discontinued operations and other reconciling items, net. More information about certain of the more significant items follows below.

Income tax expense on adjusted income

Adjusted Net Income is calculated net of taxes based on our estimated annual effective tax rate for federal and state income tax, adjusted for unusual or infrequent items, of 26% for both the years ended June 30, 2023 and 2022.

Stock-based compensation

In addition to non-cash employee stock-based compensation expense, this item includes non-cash stock purchase plan expense of $0.6 million for both the years ended June 30, 2023 and 2022, respectively. See Note 13—Stock-Based Compensation to the audited consolidated financial statements included in our 2023 Form 10-K for additional information.

Acquisition- and disposition-related expenses

Acquisition-related expenses include legal, accounting and other expenses related to acquisition activities, one-time integration expenses and gains and losses on the change in fair value of earn-out liabilities. Disposition-related expenses include severance and retention benefits and financial advisor fees and legal fees related to disposition activities.

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Strategic initiative and financial restructuring-related expenses

Strategic initiative and financial restructuring-related expenses include legal, accounting and other expenses related to strategic initiative and financial restructuring-related activities.

Gain or loss on FFF put and call rights

See Note 5—Fair Value Measurements to the audited consolidated financial statements included in our 2023 Form 10-K for additional information.

Impairment of assets

Impairment of assets relates to impairment of long-lived assets.

Other reconciling items

Other reconciling items includes, but is not limited to, gains and losses on disposal of long-lived assets and imputed interest on notes payable to former limited partners.

EBITDA and Adjusted EBITDA Reconciliation

The following table shows the reconciliation of net income to Non-GAAP Adjusted EBITDA for the periods presented (in thousands):

	Year Ended June 30,	
	2023	2022
Net income	**$ 174,887**	**$ 268,318**
Interest expense, net	14,470	11,142
Income tax expense	75,111	58,582
Depreciation and amortization	85,691	85,171
Amortization of purchased intangible assets	48,102	43,936
EBITDA	**398,261**	**467,149**
Stock-based compensation	14,355	46,809
Acquisition- and disposition-related expenses	17,151	11,453
Strategic initiative and financial restructuring-related expenses	13,831	18,005
Impairment of assets	56,718	18,829
Gain on FFF put and call rights	—	(64,110)
Other reconciling items, net [a]	(533)	547
Adjusted EBITDA	**$ 499,783**	**$ 498,682**
Segment Adjusted EBITDA:		
Supply Chain Services	499,431	$ 500,854
Performance Services	123,859	126,938
Corporate	(123,507)	(129,110)
Adjusted EBITDA	**$ 499,783**	**$ 498,682**

(a)   For the year ended June 30, 2023, other reconciling items, net is primarily attributable to dividend income. For the year ended June 30, 2022, other reconciling items, net is primarily attributable to loss on disposal of long-lived assets.

Adjusted Net Income Reconciliation

The following table provides the (i) reconciliation of net income attributable to stockholders to Non-GAAP Adjusted Net Income and (ii) reconciliation of the numerator and denominator for earnings per share attributable to stockholders to Non-GAAP Adjusted Earnings per Share for the periods presented (in thousands):

	Year Ended June 30,	
	2023	**2022**
Net income attributable to stockholders	**$175,026**	**$265,867**
Net (loss) income attributable to non-controlling	(139)	2,451
Income tax expense	75,111	58,582
Amortization of purchased intangible assets	48,102	43,936
Stock-based compensation	14,355	46,809
Acquisition- and disposition-related expenses	17,151	11,453
Strategic initiative and financial restructuring-related expenses	13,831	18,005
Impairment of assets	56,718	18,829
Gain on FFF put and call rights	—	(64,110)
Other reconciling items, net[a]	4,345	7,284
Adjusted income before income taxes	**404,500**	**409,106**
Income tax expense on adjusted income before income taxes[b]	105,170	106,368
Adjusted Net Income	**$299,330**	**$302,738**
Reconciliation of denominator for earnings per share attributable to stockholders to Adjusted Earnings per Share:		
Weighted average:		
Basic weighted average shares outstanding	118,767	120,220
Dilutive securities	1,122	1,448
Non-GAAP Weighted average shares outstanding—diluted	**119,889**	**121,668**

(a) Other reconciling items, net is primarily attributable to loss on disposal of long-lived assets and imputed interest on notes payable to former limited partners.
(b) Reflects income tax expense at an estimated effective income tax rate of 26% of non-GAAP adjusted net income before income taxes for both the years ended June 30, 2023 and 2022.

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Adjusted Earnings Per Share Reconciliation

The following table provides the reconciliation of earnings per share attributable to stockholders to Non-GAAP Adjusted Earnings per Share for the periods presented:

	Year Ended June 30,	
	2023	2022
Basic earnings per share attributable to stockholders	$ 1.47	$ 2.21
Net (loss) income attributable to non-controlling	—	0.02
Income tax expense	0.63	0.49
Amortization of purchased intangible assets	0.41	0.37
Stock-based compensation	0.12	0.39
Acquisition- and disposition-related expenses	0.14	0.10
Strategic initiative and financial restructuring-related expenses	0.12	0.15
Impairment of assets	0.48	0.16
Gain on FFF put and call rights	—	(0.53)
Other reconciling items, net	0.04	0.06
Impact of corporation taxes[a]	(0.89)	(0.88)
Impact of dilutive shares	(0.02)	(0.05)
Adjusted Earnings Per Share	**$ 2.50**	**$ 2.49**

(a) Reflects income tax expense at an estimated effective income tax rate of 26% of non-GAAP adjusted net income before income taxes for both the years ended June 30, 2023 and 2022.

APPENDIX B

Premier, Inc. 2023 Equity Incentive Plan

(effective December 1, 2023)

1. ***Establishment, Purpose and Duration***. Premier, Inc. (referred to below as the "Company") establishes the Premier, Inc. 2023 Equity Incentive Plan, effective upon approval by the Company's stockholders on December 1, 2023 as a successor to the Company's 2013 Equity Incentive Plan as amended and restated (hereinafter referred to below as the "Plan"). The purpose of the Plan is to attract and retain Employees, Non-Employee Directors, and Consultants and to provide additional incentives for these persons consistent with the long-term success of the Company's business. Unless sooner terminated as provided herein, the Plan shall terminate on December 31, 2033. After the Plan is terminated, no further Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions.

2. ***Definitions***. As used in the Plan, the following terms shall be defined as set forth below:

    2.1 "***Act***" means the Securities Exchange Act of 1934, as amended.

    2.2 "***Affiliate***" means any corporation or any other entity (including, but not limited to, a partnership) that is affiliated with the Company through equity ownership or otherwise.

    2.3 "***Award***" or "***Awards***" means, individually or collectively, except where referring to a particular category of grant under the Plan, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Performance Share Awards, Cash-Based Awards, or Other Stock-Based Awards, in each case subject to the terms of the Plan.

    2.4 "***Award Agreement***" means an agreement, certificate, resolution or other form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Award Agreement may be in an electronic medium, may be limited to a notation on the Company's books and records and, if approved by the Committee, need not be signed by a representative of the Company or a Participant.

    2.5 "***Base Price***" means the price to be used as the basis for determining the Spread upon the exercise of a Stock Appreciation Right.

    2.6 "***Beneficial Owner***" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Act.

    2.7 "***Board***" means the Board of Directors of the Company.

    2.8 "***Cash-Based Award***" means an Award granted to a Participant as described in Section 11.

    2.9 "***Change in Control***" shall have the meaning given to it in Section 13.3.

    2.10 "***Code***" means the Internal Revenue Code of 1986, as amended from time to time.

    2.11 "***Committee***" means the Compensation Committee of the Board described in Section 4.

    2.12 "***Company***" means Premier, Inc. or its successor.

    2.13 "***Consultant***" means any natural person, including an advisor, engaged by the Company or any Affiliate to render bona fide services to such entity (other than in connection with the offer or sale of securities in a capital-raising transaction or to promote or maintain a market for the Company's securities).

    2.14 "***Deferred Stock Unit***" means an Award that is vested on the Grant Date that entitles the recipient to receive Shares after a designated period of time. Deferred Stock Units shall be subject to such restrictions and conditions as set forth in the Award Agreement, which shall be consistent with the provisions for Restricted Stock Units set forth in Section 8 below except for the requirement to have a Restricted Period or Performance Goals.

    2.15 "***Employee***" means any person designated as an employee of the Company, any of its Affiliates, and/or any of its or their Subsidiaries on the payroll records thereof.

2.16 "*Executive Officer*" means an "executive officer" of the Company as defined by Rule 3b-7 under the Act. To the extent that the Board takes action to designate the persons who are the "executive officers" of the Company, the persons so designated (and no others) shall be deemed to be the "executive officers" of the Company for all purposes of the Plan.

2.17 "*Fair Market Value*" means a price that is based on the opening, closing, actual, high, low, or average selling prices of a Share reported on the NASDAQ Global Select Market or other established stock exchange (or exchanges) on the applicable date, the preceding trading day, the next succeeding trading day, an average of trading days or on any other basis consistent with the requirements of the stock rights exemption under Section 409A of the Code using actual transactions involving Shares, as determined by the Committee in its discretion. In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate. Such definition(s) of Fair Market Value shall be specified in each Award Agreement and may differ depending on whether Fair Market Value is in reference to the grant, exercise, vesting, settlement, or payout of an Award; provided, however, that upon a broker- assisted exercise of an Option, the Fair Market Value shall be the price at which the Shares are sold by the broker.

2.18 "*Family Member*" means a Participant's spouse, parents, children and grandchildren.

2.19 "*Full Value Award*" means an Award other than an Option or a Stock Appreciation Right.

2.20 "*Grant Date*" means the date specified by the Committee on which a grant of an Award shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

2.21 "*Incentive Stock Option*" means any Option that is intended to qualify as an "incentive stock option" under Section 422 of the Code or any successor provision.

2.22 "*Non-Employee Director*" means a member of the Board who is not an Employee.

2.23 "*Nonqualified Stock Option*" means an Option that is not intended to qualify as an Incentive Stock Option.

2.24 "*Option*" means any option to purchase Shares granted under Section 5.

2.25 "*Option Price*" means the purchase price payable upon the exercise of an Option.

2.26 "*Other Stock-Based Award*" means an equity-based or equity-related Award not otherwise described by the terms of this Plan granted under Section 10.

2.27 "*Participant*" means an Employee, Non-Employee Director or a Consultant who is selected by the Committee to receive benefits under the Plan, provided that only Employees shall be eligible to receive grants of Incentive Stock Options.

2.28 "*Performance Criteria*" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant with respect to the Performance Cycle. The Performance Criteria may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or an organizational level specified by the Committee, including, but not limited to, a Subsidiary or Affiliate or a unit, division or group of the Company, a Subsidiary or Affiliate. Performance Criteria may be measured on an absolute or relative basis, including but not limited to performance as measured against a group of peer companies or by a financial market index.

2.29 "*Performance Cycle*" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee's right to and the payment of a Restricted Share Award, Restricted Stock Unit, Performance Share Award, Other Stock- Based Award or Cash-Based Award.

2.30 "*Performance Goals*" means, with respect to a Restricted Share Award, a Restricted Stock Unit Award, a Performance Share Award or a Cash-Based Award, the specific goal or goals established in writing by the Committee for the Performance Cycle applicable to such Award.

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2.31 "***Performance Share Award***" means an Award denominated in either Shares or share units granted pursuant to Section 9.

2.32 "***Plan***" shall have the meaning set forth in Section 1 above.

2.33 "***Restricted Period***" means a period of time established under Section 8 with respect to Restricted Stock Units.

2.34 "***Restricted Shares***" means Shares granted under Section 7 subject to a substantial risk of forfeiture.

2.35 "***Restricted Stock Units***" means an Award pursuant to Section 8 of the right to receive Shares at the end of a specified period.

2.36 "***SEC***" means the U.S. Securities and Exchange Commission.

2.37 "***Share Authorization***" means the maximum number of Shares available for grant under the Plan, as described in Section 3.

2.38 "***Shares***" means the Class A common stock of the Company.

2.39 "***Spread***" means, in the case of a Stock Appreciation Right, the amount by which the Fair Market Value on the date when any such right is exercised exceeds the Base Price specified in such right.

2.40 "***Stock Appreciation Right***" means a right granted under Section 6.

2.41 "***Subsidiary***" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than twenty percent (20%) by reason of stock ownership or otherwise.

2.42 "***Substitute Award***" means any Award granted or issued to a Participant in assumption or substitution of either outstanding awards or the right or obligation to make future awards by an entity acquired by the Company, an Affiliate or a Subsidiary or with which the Company, an Affiliate or a Subsidiary combines.

2.43 "***Unrestricted Shares***" means a grant of Shares free of any Restricted Period, Performance Goals or any substantial risk of forfeiture. Unrestricted Shares may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to an Employee.

3. ***Shares Available Under the Plan***.

    3.1 ***Number of Shares Reserved for Awards.***

        (a) Subject to adjustments as provided in Section 12 and the additional limits applicable to Non-Employee Directors set forth in Section 3.1(b) below, the Share Authorization shall be 6,000,000 Shares of which:

            i. no more than 6,000,000 Shares shall be eligible to be issued as Incentive Stock Options,

            ii. grants of Options and Stock Appreciation Rights with respect to no more than 500,000 Shares may be made to any single Participant during a single calendar year,

            iii. no more than 500,000 Shares may be subject to Full Value Awards granted to any single Participant during a single calendar year or in the event such Full Value Award is paid in cash, other securities or other property, no more than the Fair Market Value of 500,000 Shares on the date such Award vests or is no longer subject to risk of forfeiture, and

            iv. the maximum amount that can be paid to any single Participant pursuant to a Cash-Based Award described in Section 11 of the Plan with respect to (A) a Performance Cycle that is 12 months or less shall be $3,000,000 and (B) a Performance Cycle that is more than 12 months shall be $6,000,000.

        (b) The aggregate value of Awards granted to, and cash compensation earned by, a Non-Employee Director during a single calendar year shall not exceed $500,000. For purposes of applying the limit under this Section 3.1(b), (A) the value of an Award other than an Option or Stock Appreciation Right shall be the Fair Market Value of a Share on the Award's Grant Date and (B) the value of an Option or Stock Appreciation Right shall be equal to fair value of such Award using (i) the

Black-Scholes option pricing model or other option pricing model as may be used by the Company from time to time to report its financial results and (ii) the option expensing assumptions as set forth in the Company's most recent prior Form 10-K filing with the SEC or, if closer in time to the applicable Grant Date, the Company's most recent prior Form 10-Q filing with the SEC, as reasonably determined by the Committee.

(c)   No Award granted under the Plan may provide for vesting before the first (1st) anniversary of the Grant Date. In addition, no Award granted to an Employee may provide for vesting which is more rapid than annual pro rata vesting over a three (3) year period and any Award granted to an Employee which vests upon the attainment of Performance Goals shall provide for a Performance Cycle of at least twelve (12) months. The foregoing sentences shall not apply to Awards granted, in the aggregate, for up to 5% of the maximum number of authorized Shares set forth in Section 3.1(a). Notwithstanding the foregoing, the Committee may provide for or permit acceleration of vesting of such Awards in the event of a Change in Control or the Participant's death, disability, or other qualifying termination of service as determined by the Committee.

3.2   *Share Usage.*

(a)   Any Shares related to Awards that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of Shares, or are exchanged with the Committee's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for grant under the Plan. In addition, Restricted Shares that are forfeited shall again be available for grant under the Plan.

(b)   Substitute Awards shall not be counted against the Shares available for granting Awards under the Plan.

4.   *Plan Administration*.

4.1   ***Board Committee Administration***. The Plan shall be administered by the Compensation Committee appointed by the Board from among its members, provided that the full Board may at any time act as the Committee. The interpretation and construction by the Committee of any provision of the Plan or of any Award Agreement and any determination by the Committee pursuant to any provision of the Plan or any such agreement, notification or document shall be final and conclusive. No member of the Committee shall be liable to any person for any such action taken or determination made in good faith.

4.2   ***Terms and Conditions of Awards***. The Committee shall have final discretion, responsibility, and authority to:

(a)   grant Awards;

(b)   determine the Participants to whom and the times at which Awards shall be granted;

(c)   determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, and the applicable terms, conditions, and restrictions, including the length of time for which any restriction shall remain in effect;

(d)   establish and administer Performance Goals and Performance Cycles relating to any Award;

(e)   determine the rights of Participants with respect to an Award upon termination of employment or service as a director;

(f)   determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered;

(g)   accelerate the vesting of an Award;

(h)   interpret the terms and provisions of Award Agreements;

(i)   provide for forfeiture of outstanding Awards and recapture of realized gains and other realized value in such events as determined by the Committee; and

(j)   make all other determinations deemed necessary or advisable for the administration of the Plan.

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The Committee may solicit recommendations from the Company's Chief Executive Officer with respect to the grant of Awards under the Plan. The Committee (or, as permitted under Section 4.3, the Company's Chief Executive Officer, Chief Human Resources Officer, or such other person as the CEO may designate) shall determine the terms and conditions of each Award at the time of grant. No Participant or any other person shall have any claim to be granted an Award under the Plan at any time, and the Company is not obligated to extend uniform treatment to Participants under the Plan. The terms and conditions of Awards need not be the same with respect to each Participant.

4.3 *Committee Delegation*. The Committee may delegate to the Company's Chief Executive Officer, Chief Human Resources Officer, or such other person as the CEO may designate, the authority to grant Awards to Participants who are not Non-Employee Directors or Executive Officers and to interpret and administer Awards for such Participants. Any such delegation shall be subject to the limitations of Section 157(c) of the Delaware General Corporation Law. The Committee may also delegate the authority to grant Awards to any subcommittee(s) consisting of members of the Board.

4.4 *Awards to Non-Employee Directors*. Notwithstanding any other provision of the Plan to the contrary, all Awards to Non-Employee Directors must be authorized by the Board.

4.5 *Employee's Service as Non-Employee Director or Consultant*. An Employee who receives an Award, terminates employment, and immediately thereafter begins performing service as a Non-Employee Director or Consultant shall have such service treated as service as an Employee for purposes of the Award. The previous sentence shall not apply when (a) the Award is an Incentive Stock Option or (b) prohibited by law.

5. *Options*. The Committee may authorize grants to Participants of Options to purchase Shares upon such terms and conditions as the Committee may determine in accordance with the following provisions:

5.1 *Number of Shares*. Each grant shall specify the number of Shares to which it pertains.

5.2 *Option Price*. Each grant shall specify an Option Price per Share, which shall be equal to or greater than the Fair Market Value per Share on the Grant Date, except in the case of Substitute Awards or as provided in Section 12.

5.3 *Consideration*. Each grant shall specify the form of consideration to be paid in satisfaction of the Option Price and the manner of payment of such consideration, which may include in the Committee's sole discretion: (a) cash in the form of currency or check or other cash equivalent acceptable to the Company, (b) nonforfeitable, unrestricted Shares owned by the Participant which have a value at the time of exercise that is equal to the Option Price, (c) a reduction in Shares issuable upon exercise which have a value at the time of exercise that is equal to the Option Price (a "net exercise"), (d) to the extent permitted by applicable law, the proceeds of sale from a broker-assisted cashless exercise, (e) any other legal consideration that the Committee may deem appropriate on such basis as the Committee may determine in accordance with the Plan or (f) any combination of the foregoing. For the avoidance of doubt, Participants who receive Options to purchase Shares shall have no legal right to own or receive Shares withheld from delivery upon exercise pursuant to Section 5.3(c), and otherwise shall have no rights in respect of such Shares whether as a shareholder or otherwise.

5.4 *Vesting*. Any grant may specify (a) a waiting period or periods before Options shall become exercisable and (b) permissible dates or periods on or during which Options shall be exercisable, and any grant may provide for the earlier exercise of such rights in the event of a termination of employment. Vesting may be further conditioned upon the attainment of Performance Goals established by the Committee.

5.5 *Provisions Governing ISOs*. Options granted under the Plan may be Incentive Stock Options, Nonqualified Stock Options or a combination of the foregoing, provided that only Nonqualified Stock Options may be granted to Non- Employee Directors. Each grant shall specify whether (or the extent to which) the Option is an Incentive Stock Option or a Nonqualified Stock Option. Notwithstanding any such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by an Participant during any calendar year (under all plans of the Company) exceeds $100,000, such Options shall be treated as Nonqualified Stock Options. Options failing to qualify as Incentive Stock Options for any reason will be treated as Nonqualified Stock Options, rather than being forfeited.

5.6 **_Exercise Period_**.

    (a)   Subject to Section 17.9, no Option granted under the Plan may be exercised more than ten years from the Grant Date.

    (b)   The Committee may, in its sole discretion, implement a provision in existing and future grants of Options providing that if, on the last day that an Option may be exercised, the Participant has not then exercised such Option, such Option shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment to such Participant after applying minimum required tax withholding. The Committee may delegate this authority to one or more of the Company's officers, who may implement this provision by including it in Award Agreements or including it in the Plan's administrative rules, provided that such officers may not implement such exercise in Options issued to Non-Employee Directors or Executive Officers.

5.7 **_Award Agreement_**. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with the Plan.

5.8 **_Options — Stock Rights Exemption_**. Options granted under the Plan are intended to qualify as "stock rights" within the meaning of Treas. Reg. Section 1.409A-1(b)(5).

6. **_Stock Appreciation Rights_**. The Committee may authorize grants to Participants of Stock Appreciation Rights. A Stock Appreciation Right is the right of the Participant to receive from the Company an amount, which shall be determined by the Committee and shall be expressed as a percentage (not exceeding 100 percent) of the Spread at the time of the exercise of such right. Any grant of Stock Appreciation Rights under the Plan shall be upon such terms and conditions as the Committee may determine in accordance with the following provisions:

6.1 **_Payment in Cash or Shares_**. Any grant may specify that the amount payable upon the exercise of a Stock Appreciation Right will be paid by the Company in cash, Shares or any combination thereof or may grant to the Participant or reserve to the Committee the right to elect among those alternatives.

6.2 **_Vesting_**. Any grant may specify (a) a waiting period or periods before Stock Appreciation Rights shall become exercisable and (b) permissible dates or periods on or during which Stock Appreciation Rights shall be exercisable, and any grant may provide for the earlier exercise of such rights in the event of a termination of employment. Vesting may be further conditioned upon the attainment of Performance Goals established by the Committee.

6.3 **_Exercise Period_**. Subject to Section 17.9, no Stock Appreciation Right granted under the Plan may be exercised more than ten years from the Grant Date. The Committee may impose deemed exercise rules on Stock Appreciation Rights on substantially the same terms and conditions as permitted for Options under Section 5.6(b) above.

6.4 **_Award Agreement_**. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with the Plan.

6.5 **_Stock Appreciation Rights — Stock Rights Exemption_**. Stock Appreciation Rights granted under the Plan are intended to qualify as "stock rights" within the meaning of Treas. Reg. Section 1.409A-1(b)(5).

7. **_Restricted Shares_**. The Committee may authorize grants to Participants of Restricted Shares upon such terms and conditions as the Committee may determine in accordance with the following provisions:

7.1 **_Transfer of Shares_**. Each grant shall constitute an immediate transfer of the ownership of Shares to the Participant in consideration of the performance of services, subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

7.2 **_Consideration_**. To the extent permitted by Delaware law, each grant may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Fair Market Value on the Grant Date.

7.3 **_Substantial Risk of Forfeiture_**. Each grant shall provide that the Restricted Shares covered thereby shall be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee on the Grant Date, and any grant or sale may provide for the earlier termination of such risk of forfeiture in the event of a termination of employment.

7.4 ***Dividend, Voting and Other Ownership Rights***. Unless otherwise determined by the Committee, an award of Restricted Shares shall entitle the Participant to dividend, voting and other ownership rights (except for any rights to a liquidating distribution) during the period for which such substantial risk of forfeiture is to continue. Any grant shall require that any or all dividends or other distributions paid on the Restricted Shares during the period of such restrictions be accumulated or reinvested in additional Shares, which shall be subject to the same restrictions as the underlying Award or such other restrictions as the Committee may determine.

7.5 ***Restrictions on Transfer***. Each grant shall provide that, during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Committee on the Grant Date.

7.6 ***Performance-Based Restricted Shares***. Any grant or the vesting thereof may be further conditioned upon the attainment of Performance Goals established by the Committee in accordance with the applicable provisions of Section 9 regarding Performance Share Awards.

7.7 ***Award Agreement; Certificates***. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with the Plan. Unless otherwise directed by the Committee, all certificates representing Restricted Shares, together with a stock power that shall be endorsed in blank by the Participant with respect to such Shares, shall be held in custody by the Company until all restrictions thereon lapse.

8. ***Restricted Stock Units***. The Committee may authorize grants of Restricted Stock Units to Participants upon such terms and conditions as the Committee may determine in accordance with the following provisions:

   8.1 ***Restricted Period***. Each grant shall provide that the Restricted Stock Units covered thereby shall be subject to a Restricted Period, which shall be fixed by the Committee on the Grant Date, and any grant or sale may provide for the earlier termination of such period in the event of a termination of employment.

   8.2 ***Dividend Equivalents and Other Ownership Rights***. During the Restricted Period, the Participant shall not have any right to transfer any rights under the subject Award and shall not have any rights of ownership in the Shares underlying the Restricted Stock Units, including the right to vote such Shares, but the Committee may on or after the Grant Date authorize the award of dividend equivalents on such shares with respect to any or all dividends or other distributions paid by the Company. A dividend equivalent will entitle the Participant to receive amounts equal to all or any portion of the dividends or other distributions that would be paid on the Shares covered by such Award if such Shares had been delivered pursuant to such Award (without interest). The Participant receiving the dividend equivalent will have only the rights of a general unsecured creditor of the Company until payment of such amounts is made. Notwithstanding the foregoing, any dividend equivalents shall be subject to the same restrictions as the underlying Award. In no event may cash dividends be paid on Restricted Stock Units during the Restricted Period.

   8.3 ***Performance-Based Restricted Share Units***. Any grant or the vesting thereof may be further conditioned upon the attainment of Performance Goals established by the Committee in accordance with the applicable provisions of Section 9 regarding Performance Share Awards.

   8.4 ***Award Agreement***. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with the Plan.

9. ***Performance Share Awards***. The Committee shall determine whether and to whom Performance Share Awards shall be granted and such terms, limitations and conditions as it deems appropriate in its sole discretion in accordance with the following provisions:

   9.1 ***Number of Performance Share Awards***. Each grant shall specify the number of Shares or share units to which it pertains, which may be subject to adjustment to reflect changes in compensation or other factors.

   9.2 ***Performance Cycle***. The Performance Cycle with respect to each Performance Share Award shall be determined by the Committee and set forth in the Award Agreement and may be subject to earlier termination in the event of a termination of employment.

9.3   ***Performance Goals***. Each grant shall specify the Performance Goals that are to be achieved by the Participant and a formula for determining the amount of any payment to be made if the Performance Goals are achieved.

9.4   ***Payment of Performance Share Awards***. Each grant shall specify the time and manner of payment of Performance Share Awards that shall have been earned.

9.5   ***Dividend Equivalents***. Under no circumstances may dividend equivalents be granted for any Performance Share Award.

9.6   ***Adjustments***. If the Committee determines after the Performance Goals have been established that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Goals unsuitable, the Committee shall have sole discretion to modify such Performance Goals, in whole or in part, as the Committee deems appropriate and equitable. The Committee shall also have the right in its sole discretion to increase or decrease the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Cycle.

9.7   ***Award Agreement***. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with the Plan.

10.   ***Other Equity Awards***. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Plan (including the grant or offer for sale of unrestricted Shares and grant of Deferred Stock Units) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.   ***Cash-Based Awards***. The Committee may, in its sole discretion, grant Cash-Based Awards to Executive Officers and key employees in such amounts and upon such terms, and subject to such conditions, as the Committee shall determine at the time of grant. The Committee shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Committee shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Committee. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and shall be made in cash.

12.   ***Adjustments***. The Committee shall make or provide for such adjustments in the (a) limitations specified in Section 3, (b) number of Shares covered by outstanding Awards, (c) Option Price or Base Price applicable to outstanding Options and Stock Appreciation Rights and (d) kind of shares available for grant and covered by outstanding Awards (including shares of another issuer), as the Committee in its sole discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of Participants that otherwise would result from (x) any stock dividend, stock split, reverse stock split, combination or exchange of Shares, recapitalization, extraordinary cash dividend, or other change in the capital structure of the Company, (y) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets (other than a normal cash dividend), issuance of rights or warrants to purchase securities or (z) any other corporate transaction or event having an effect similar to any of the foregoing. In addition, in the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding Awards under the Plan such alternative consideration as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the cancellation or surrender of all Awards so replaced. In the case of Substitute Awards, the Committee may make such adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it shall deem appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed awards and the Awards granted under the Plan as so adjusted.

13.   ***Change in Control***.

13.1   ***General Rule***. Except as otherwise provided in an Award Agreement, in the event of a Change in Control, the Committee may, but shall not be obligated to do any one or more of the following, in each case

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without Participant consent: (a) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award, (b) cancel Awards for a cash payment equal to their fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, shall be deemed to be equal to the excess, if any, of the consideration to be paid in connection with the Change in Control to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate Option Price (in the case of Options) or Base Price (in the case of Stock Appreciation Rights), (c) provide for the issuance of replacement awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion, (d) terminate Options without providing accelerated vesting or (e) take any other action with respect to the Awards the Committee deems appropriate. For avoidance of doubt, the treatment of Awards upon a Change in Control may vary among Participants and Types of Awards in the Committee's sole discretion.

13.2 ***Settlement of Awards Subject to Performance Goals Upon a Change in Control***. Awards subject to satisfying a Performance Goal or Goals shall be settled upon a Change in Control. The settlement amount shall be determined by the Committee in its sole discretion based upon the extent to which the Performance Goals for any such Awards have been achieved after evaluating actual performance from the start of the Performance Cycle until the date of the Change in Control and the level of performance anticipated with respect to such Performance Goals as of the date of the Change in Control.

13.3 ***Change in Control*** shall mean the earliest to occur of the following events, provided that such event is not also a Management Buyout (as defined below):

(a) Any Person (as defined below) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding voting securities generally entitled to vote in the election of directors of the Company, provided, however, that for avoidance of doubt, the shareholders owning the Company's Class B common stock shall be treated as the Beneficial Owner with voting control for purposes of this definition, and not any Persons voting the shares subject to a voting trust or other similar arrangement, and further provided that no Change in Control will be deemed to have occurred as a result of a change in ownership percentage resulting solely from an acquisition of securities by the Company or a transaction described in clause (i) of paragraph (b) below;

(b) There is consummated a Merger of the Company with any other business entity other than (i) a Merger which would result in the securities of the Company generally entitled to vote in the election of directors of the Company outstanding immediately prior to such Merger continuing to represent (either by remaining outstanding or by being converted into such securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding such securities under an employee benefit plan of the Company or any Subsidiary at least 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such Merger, generally entitled to vote in the election of directors of the Company or such surviving entity or any parent thereof and, in the case of such surviving entity or any parent thereof, of a class registered under Section 12 of the Act, or (ii) a Merger effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes a Beneficial Owner, directly or indirectly, of securities of the Company's then outstanding voting securities of the Company generally entitled to vote in the election of directors of the Company;

(c) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity where the outstanding securities generally entitled to vote in the election of directors of the Company immediately prior to the transaction continue to represent (either by remaining outstanding or by being converted into such securities of the surviving entity or any parent thereof) 50% or more of the combined voting power of the outstanding voting securities of any such entity generally entitled to vote in such entity's election of directors immediately after such sale and of a class registered under Section 12 of the Act.

(d) As used in this Section 13:

i. "Management Buyout" means any event or transaction which would otherwise constitute a Change in Control (a "Transaction") if, in connection with the Transaction, the Participant, Family Members and/or the Participant's Affiliates participate, directly or beneficially, as an equity investor in, or have the option or right to acquire, whether vested or not vested, equity interests of, the acquiring entity or any of its Affiliates (as defined in Rule 12b-2 under the Act) (the "Acquiror") having a percentage interest therein greater than 1%. For purposes of the preceding sentence, a party shall not be deemed to have participated as an equity investor in the Acquiror by virtue of (i) obtaining Beneficial Ownership of any equity interest in the Acquiror as a result of the grant to the party of an incentive compensation award under one or more incentive plans of the Acquiror (including, but not limited to, the conversion in connection with the Transaction of incentive compensation awards of the Company into incentive compensation awards of the Acquiror), on terms and conditions substantially equivalent to those applicable to other employees of the Company at a comparable level as such party immediately before the Transaction, after taking into account normal differences attributable to job responsibilities, title and the like, (ii) obtaining beneficial interest of any equity interest in the Acquiror on terms and conditions substantially equivalent to those obtained in the Transaction by all other shareholders of the Company or (iii) the party's interests in any tax-qualified defined benefit or defined contribution pension or retirement plan in which such party or any Family Member is a participant or beneficiary.

ii. "Merger" means a merger, share exchange, consolidation or similar business consolidation under applicable law.

iii. "Participant's Affiliates" at any time consist of any entity in which the Participant and/or members of the Participant's Family Members then own, directly or beneficially, or have the option or right to acquire, whether or not vested, greater than 10% of such entity's equity interests, and all then current directors and Executive Officers of the Company who are members of any group that also includes the Participant, a Family Member and/or any such entity in which the members have agreed to act together for the purpose of participating in the Transaction.

iv. "Person" shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (iii) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions and with substantially the same voting rights as their ownership and voting rights with respect to the Company.

14. *Withholding*.

14.1 *Tax Withholding*. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, up to the maximum federal, state, and local tax withholding, domestic or foreign, with respect to any taxable event arising as a result of this Plan prior to making any payments hereunder.

14.2 *Share Withholding*. With respect to withholding required upon the exercise of Options or Stock Appreciation Rights, upon the lapse of restrictions on Restricted Shares and Restricted Stock Units, or upon the achievement of performance goals related to Performance Share Awards, or any other taxable event arising as a result of an Award granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the applicable tax withholding imposed on the transaction. All such elections shall be irrevocable, made in writing or electronically, and signed or acknowledged electronically by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

15. *Certain Terminations of Employment, Hardship and Approved Leaves of Absence*. Notwithstanding any other provision of the Plan to the contrary, in the event of a Participant's termination of employment (including by

reason of death, disability or retirement) or in the event of hardship or other special circumstances, the Committee may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any limitation or requirement with respect to any Award under the Plan. The Committee shall have the discretion to determine whether and to what extent the vesting of Awards shall be tolled during any leave of absence, paid or unpaid; provided however, that in the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon a Participant's returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to the Award to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave. Any actions taken by the Committee shall be taken consistent with the requirements of Section 409A of the Code.

16. ***Authorization of Sub-Plans***. The Committee may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities, and/or tax laws of various jurisdictions. The Committee shall establish such sub-plans by adopting supplements to the Plan containing (a) such limitations as the Committee deems necessary or desirable, and (b) such additional terms and conditions not otherwise inconsistent with the Plan as the Committee shall deem necessary or desirable. All sub-plans adopted by the Committee shall be deemed to be part of the Plan, but each sub-plan shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any sub-plans to Participants in any jurisdiction which is not the subject of such sub-plan.

17. ***Amendments and Other Matters***.

    17.1 ***Plan Amendments***. The Board may amend, suspend or terminate the Plan or the Committee's authority to grant Awards under the Plan at any time. Notwithstanding the foregoing, no amendments shall be effective without approval of the Company's stockholders if (a) stockholder approval of the amendment is then required pursuant to the Code, the rules of the primary stock exchange or stock market on which the Shares are then traded, applicable U.S. state corporate laws or regulations, applicable U.S. federal laws or regulations, and the applicable laws of any foreign country or jurisdiction where Awards are, or shall be, granted under the Plan, or (b) such amendment would (i) modify Section 17.4, (ii) materially increase benefits accruing to Participants, (iii) increase the aggregate number of Shares issued or issuable under the Plan, (iv) increase any limitation set forth on the number of Shares which may be issued or the aggregate value of Awards or the per- person limits under Section 3 except as provided in Section 12, (v) modify the eligibility requirements for Participants in the Plan, or (vi) reduce the minimum Option Price and Base Price used to determine the Spread as set forth in Sections 5 and 6, respectively. Notwithstanding any other provision of the Plan to the contrary, except as provided in Section 17.8, no termination, suspension or amendment of the Plan may adversely affect any outstanding Award without the consent of the affected Participant.

    17.2 ***Award Deferrals***. The Committee may permit Participants to elect to defer the issuance of Shares or the settlement of Awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of the Plan. However, any Award deferrals which the Committee permits must comply with the provisions of Section 21 and the requirements of Section 409A of the Code.

    17.3 ***Conditional Awards***. The Committee may condition the grant of any award or combination of Awards under the Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or any Affiliate to the Participant, provided that any such grant must comply with the provisions of Section 21 and the requirements of Section 409A of the Code.

    17.4 ***Repricing Prohibited***. The terms of outstanding Awards may not be amended to reduce the Option Price of outstanding Options or Base Price of outstanding Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an Option Price or Base Price that is less than the Option Price or Base Price of the original Options or Stock Appreciation Rights, and the Committee may not take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which Shares are listed or quoted, without stockholder approval, provided that nothing herein shall prevent the Committee from taking any action provided for in Section 12 above.

17.5 ***No Employment Rights***. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries to terminate any Participant's employment or service on the Board or to the Company at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his employment or service as a director for any specified period of time. Neither an Award nor any benefits arising under the Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Section 17.1, the Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

17.6 ***Tax Qualification***. To the extent that any provision of the Plan would prevent any Award that was intended to qualify under particular provisions of the Code from so qualifying, such provision of the Plan shall be null and void with respect to such Award, provided that such provision shall remain in effect with respect to other Awards, and there shall be no further effect on any provision of the Plan.

17.7 ***Leave of Absence or Transfer***. A transfer between the Company and any Affiliate or between Affiliates, or a leave of absence duly authorized by the Company, shall not be deemed to be a termination of employment.

17.8 ***Amendments to Comply with Laws, Regulations or Rules***. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, in its sole and absolute discretion and without the consent of any Participant, the Board may amend the Plan, and the Committee may amend any Award Agreement, to take effect retroactively or otherwise as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A of the Code.

17.9 ***Tolling***. In the event a Participant is prevented from exercising an Option or the Company is unable to settle an Award due to either any trading restrictions applicable to the Company's Shares, the Participant's physical infirmity or administrative error by the Company relied upon and not caused by the Participant, then unless otherwise determined by the Committee, the length of time applicable to any such restriction, condition or event shall toll any exercise period (i) until such restriction lapses, (ii) until the Participant (or his representative) is able to exercise the Award or (iii) until such error is corrected, as applicable.

17.10 ***No Duty to Inform Regarding Exercise Rights***. Neither the Company, any Affiliate, the Committee nor the Board shall have any duty to inform a Participant of the pending expiration of the period in which a Stock Appreciation right may be exercised or in which an Option may be exercised.

18. ***Issuance of Shares; Fractional Shares***.

18.1 ***Form for Issuing Shares; Legends***. Shares may be issued on a certificated or uncertificated basis. Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

18.2 ***Delivery of Title***. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and (ii) completing any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

18.3 ***Inability to Obtain Authority***. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18.4 ***Investment Representations***. The Committee may require any individual receiving Shares pursuant to an Award under the Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares,

18.5 *Fractional Shares*. The Company shall not be required to issue any fractional Shares pursuant to the Plan. The Committee may provide for the elimination of fractions or for the settlement thereof in cash.

19. *Limitations Period*. Any person who believes he or she is being denied any benefit or right under the Plan may file a written claim with the Committee. Any claim must be delivered to the Committee within forty-five (45) days of the specific event giving rise to the claim. Untimely claims will not be processed and shall be deemed denied. The Committee, or its designated agent, will notify the Participant of its decision in writing as soon as administratively practicable. Claims not responded to by the Committee in writing within ninety (90) days of the date the written claim is delivered to the Committee shall be deemed denied. The Committee's decision shall be final, conclusive and binding on all persons. No lawsuit relating to the Plan may be filed before a written claim is filed with the Committee and is denied or deemed denied, and any lawsuit must be filed within one year of such denial or deemed denial or be forever barred.

20. *Governing Law and Venue*. The validity, construction and effect of the Plan and any Award hereunder will be determined in accordance with the State of North Carolina except to the extent governed by applicable federal law, without regard to any jurisdiction's choice of law principles. The venue for any lawsuit regarding this Plan shall be Charlotte, North Carolina.

21. *Compliance with Section 409A*.

21.1 *In General*. The Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A. For avoidance of doubt, Stock Options and Stock Appreciation Rights are intended to qualify for the stock rights exemptions from Section 409A. Where reasonably possible and practicable, the Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to such Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee shall have any liability to any person in the event Section 409A applies to any such Award in a manner that results in adverse tax consequences for the Participant or any of his or her transferees.

21.2 *Elective Deferrals*. No elective deferrals or re-deferrals other than in regard to Restricted Stock Units are permitted under the Plan.

21.3 *Applicable Requirements*. To the extent any of the Awards granted under the Plan are deemed "deferred compensation" and hence subject to Section 409A, the following rules shall apply to such Awards:

(a) *Mandatory Deferrals*. If the Company decides that the payment of compensation under the Plan shall be deferred within the meaning of Section 409A, then, except as provided under Treas. Reg. Section 1.409A-1(b)(4)(ii), on granting of the Award to which such compensation payment relates, the Company shall specify the date(s) at which such compensation will be paid in the Award Agreement.

(b) *Initial Deferral Elections*. For Awards of RSUs where the Committee provides the opportunity to elect the timing and form of the payment of the underlying Shares at some future time once any requirements have been satisfied, the Participant must make his or her initial deferral election for such Award in accordance with the requirements of Section 409A, i.e., within thirty (30) days of first becoming eligible to receive such award or prior to the start of the year in which the Award is granted to the Participant, in each case pursuant to the requirements of Section 409A and Treas. Reg. Section 1.409A-2.

(c) *Subsequent Deferral Elections*. To the extent the Company or Committee decides to permit compensation subject to Section 409A to be re-deferred pursuant to Treas. Reg. Section 1.409A-2(b), then the following conditions must be met: (i) such election will not take effect until at least 12 months after the date on which it is made; (ii) in the case of an election not related to a payment on account of disability, death or an unforeseeable emergency, the payment with respect to which such election is made must be deferred for a period of not less than five years from the date such payment would otherwise have been paid; and (iii) any election related to a payment at a specified time or pursuant to a fixed schedule (within the meaning of Treas. Reg. Section 1.409A-3(a)(4)) must be made not less than 12 months before the date the payment is scheduled to be paid.

(d) *Timing of Payments*. Payment(s) of compensation that is subject to Section 409A shall only be made upon an event or at a time set forth in Treas. Reg. Section 1.409A-3, i.e., the Participant's separation from service, the Participant's becoming disabled, the Participant's death, at a time or a fixed schedule specified in the Plan or an Award Agreement, a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, or the occurrence of an unforeseeable emergency.

(e) *Certain Delayed Payments*. Notwithstanding the foregoing, to the extent an amount was intended to be paid such that it would have qualified as a short-term deferral under Section 409A and the applicable regulations, then such payment is or could be delayed if the requirements of Treas. Reg. 1.409A-1(b)(4)(ii) are met.

(f) *Acceleration of Payment*. Any payment made under the Plan to which Section 409A applies may not be accelerated, except in accordance with Treas. Reg. 1.409A-3(j)(4).

(g) *Payments upon a Change in Control*. Notwithstanding any provision of the Plan to the contrary, to the extent an Award subject to Section 409A shall be deemed to be vested or restrictions lapse, expire or terminate upon the occurrence of a Change in Control and such Change in Control does not constitute a "change in the ownership or effective control" or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A (a)(2)(A)(v), then even though such Award may be deemed to be vested or restrictions lapse, expire or terminate upon the occurrence of the Change in Control or any other provision of the Plan, payment will be made, to the extent necessary to comply with the provisions of Section 409A, to the Participant on the earliest of (i) the Participant's "separation from service" with the Company (determined in accordance with Section 409A), (ii) the date payment otherwise would have been made pursuant to the regular payment terms of the Award in the absence of any provisions in the Plan to the contrary (provided such date is permissible under Section 409A) or (iii) the Participant's death.

(h) *Payments to Specified Employees*. Payments due to a Participant who is a "specified employee" within the meaning of Section 409A on account of the Participant's "separation from service" with the Company (determined in accordance with Section 409A) shall be made on the date that is six months after the date of the Participant's separation from service or, if earlier, the Participant's date of death.

21.4 *Determining "Controlled Group"*. In order to determine for purposes of Section 409A whether a Participant or eligible individual is employed by a member of the Company's controlled group of corporations under Section 414(b) of the Code (or by a member of a group of trades or businesses under common control with the Company under Section 414(c) of the Code) and, therefore, whether the Shares that are or have been purchased by or awarded under the Plan to the Participant are shares of "service recipient" stock within the meaning of Section 409A, a Participant or eligible employee of Premier Healthcare Solutions, Inc. shall be considered employed by the Company's controlled group (or by a member of a group of trades or businesses under common control with the Company, as applicable).

22. *Transferability*.

22.1 *Transfer Restrictions*. Except as provided in Sections 22.2 and 22.4, no Award granted under the Plan shall be transferable by a Participant other than upon death by will or the laws of descent and distribution, and Options and Stock Appreciation Rights shall be exercisable during a Participant's lifetime only by the Participant or, in the event of the Participant's legal incapacity, by his guardian or legal representative acting in a fiduciary capacity on behalf of the Participant under state law. Any attempt to transfer an Award in violation of the Plan shall render such Award null and void.

22.2 *Limited Transfer Rights*. The Committee may expressly provide in an Award Agreement that a Participant may transfer such Award (other than an Incentive Stock Option), in whole or in part, to a Family Member, a trust for the exclusive benefit of the Participant and Family Members, a partnership or other entity in which all the beneficial owners are the Participant and Family Members, or any other entity affiliated with the Participant that may be approved by the Committee. Subsequent transfers of Awards shall be prohibited except in accordance with this Section 22.2. All terms and conditions of the Award, including provisions relating to the termination of the Participant's covered employment or service shall continue to apply following a transfer made in accordance with this Section 22.2.

22.3 ***Additional Restrictions on Transfer***. Any Award made under the Plan may provide that all or any part of the Shares that are to be issued or transferred by the Company upon exercise, vesting or settlement shall be subject to further restrictions upon transfer.

22.4 ***Domestic Relations Orders***. Notwithstanding the foregoing provisions of this Section 22, any Award made under the Plan may be transferred as necessary to fulfill any domestic relations order as defined in Section 414(p)(1)(B) of the Code.

23. ***Forfeiture, Recoupment and Clawback***. Without limiting in any way the generality of the Committee's power to specify any terms and conditions of an Award consistent with law, and for greater clarity, the Committee may specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award, including any payment of Shares received upon exercise or in satisfaction of an Award under the Plan shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions, without limit as to time. Such events shall include, but not be limited to, failure to accept the terms of the Award Agreement, termination of service under certain or all circumstances, violation of material Company policies, material misstatement of financial or other material information about the Company, fraud, misconduct, breach of noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection, or other agreements that may apply to the Participant, or other conduct by the Participant that the Committee determines is detrimental to the business or reputation of the Company and its Affiliates, including facts and circumstances discovered after termination of service. Awards granted under the Plan shall be subject to any compensation recovery policy or minimum stock holding period requirement as may be adopted or amended by the Company from time to time. All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any clawback policy implemented by the Company, including, without limitation, any clawback policy adopted to comply with the requirements of applicable law, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules promulgated thereunder, to the extent set forth in such clawback policy and/or in the applicable Award Agreement.

24. ***No Constraint on Corporate Action***. Nothing in the Plan shall be construed to: (i) limit, impair, or otherwise affect the Company's or an Affiliate's or a Subsidiary's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company or an Affiliate or a Subsidiary to take any action which such entity deems to be necessary or appropriate.

25. ***Effect of Disposition of Facility or Operating Unit***. If the Company or any of its Affiliates closes or disposes of the facility at which a Participant is located or the Company or any of its Affiliates diminish or eliminate ownership interests in any operating unit of the Company or any of its Affiliates so that such operating unit ceases to be majority owned by the Company or any of its Affiliates then, with respect to Awards held by Participants who, subsequent to such event, will not be Employees, the Committee may, to the extent consistent with Section 409A (if applicable), take any of the actions described in Section 13.1 with respect to a Change in Control. If the Committee takes no special action with respect to any disposition of a facility or an operating unit, then the Participant shall be deemed to have terminated his or her employment with the Company and its Subsidiaries and Affiliates and the terms and conditions of the Award Agreement and the other terms and conditions of the Plan shall control.

26. ***Indemnification***. Subject to requirements of applicable state law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Section 4, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle

and defend it on his own behalf, unless such loss, cost, liability, or expense is a result of his own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Certificate of Incorporation or by-laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

27. *Nonexclusivity of the Plan*. The adoption of the Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

28. *Miscellaneous*.

    28.1 *Gender and Number*. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

    28.2 *Severability*. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

    28.3 *Requirements of Law*. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

    28.4 *Successors*. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

    28.5 *Payment Following a Participant's Death*. Any remaining vested rights or benefits under the Plan upon a Participant's death shall be paid or provided to the Participant's legal spouse or, if no such spouse survives the Participant, to the Participant's estate.

    28.6 *Rights as a Shareholder*. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

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